UNION PLANTERS CORPORATION

2003 PROXY STATEMENT INCLUDING

2002 ANNUAL FINANCIAL DISCLOSURES



PERFORMANCE MOMENTUM





UNION PLANTERS CORPORATION

March 7, 2003

DEAR UNION PLANTERS SHAREHOLDER:

We are pleased to offer you the opportunity to receive future Union Planters Proxy Statements and Annual Reports electronically over the Internet. In utilizing these services, you are not only improving the efficiency of your access to our proxy statements and annual reports, but you will also help Union Planters reduce printing and postage costs associated with our distribution.

Our Internet services are available to both our beneficial and registered shareholders. Registered shareholders maintain shares under their own name. Beneficial shareholders have shares deposited with a bank or brokerage firms. To access these Internet services shareholders must have an active email account and Internet services.

To enroll in the Internet program, go to *www.unionplanters.com,* click on **Investor Relations,** then on **Electronic Enrollment** and follow the instructions. If you hold Union Planters common stock through accounts with multiple brokers, you need to complete the process for each brokerage account. Upon completion of your enrollment, you will receive an e-mail confirming your election to use the Internet services.

Your enrollment in the Internet program will remain in effect as long as your account remains active or until you cancel it.

We are pleased to offer these services to our shareholders and encourage you to participate. Thank you for investing in Union Planters.

Sincerely,

Jackson W. Moore

JACKSON W. MOORE
Chairman, President and
Chief Executive Officer



UNION PLANTERS CORPORATION

March 7, 2003

DEAR UNION PLANTERS SHAREHOLDER:

It is my pleasure to invite you to Union Planters Corporation's 2003 Annual Meeting of Shareholders. This year's meeting will be held at Union Planters Bank, National Association, 6200 Poplar Avenue, Main Floor, Memphis, Tennessee 38119 on April 17, 2003, at 1:00 p.m. CDT.

The formal notice of the meeting follows on the next page. In addition to the items of business described in the accompanying notice of annual meeting and the proxy statement, we will also discuss Union Planters' 2002 performance and answer your questions. Enclosed with this proxy statement are your proxy card, a postage-paid envelope to return your proxy card and Union Planters' 2002 Annual Report. We began mailing these materials to you on March 7, 2003.

Your vote is important. Whether you plan to attend the meeting or not, you may vote your shares via a toll-free telephone number or via the Internet or you may sign, date and mail the enclosed proxy card in the envelope provided. Instructions regarding all three methods of voting are contained on the proxy card. If you attend the meeting and prefer to vote in person, you may do so.

I look forward to seeing you at the meeting.

Sincerely,

Jackson W. Moore

JACKSON W. MOORE
Chairman, President and
Chief Executive Officer



NOTICE OF THE 2003
ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Union Planters Corporation will be held on April 17, 2003, at 1:00 p.m. CDT, at Union Planters Bank, National Association, 6200 Poplar Avenue, Main Floor, Memphis, Tennessee 38119 for the following purposes:

1. to elect four Class I directors;

2. to vote on the ratification of the appointment of PricewaterhouseCoopers LLP as our independent public accountants for the 2003 fiscal year; and

3. to transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on February 19, 2003 are entitled to notice of and to vote at the Annual Meeting.

Whether or not you plan to attend the meeting, we urge you to vote your shares via a toll-free telephone number or via the Internet or by signing, dating and mailing the enclosed proxy card in the envelope provided.

By Order of the Board of Directors

E. JAMES HOUSE, JR.
Corporate Secretary

March 7, 2003

TABLE OF CONTENTS

INFORMATION ABOUT UNION PLANTERS CORPORATION

Union Planters is a bank holding company that conducts its business through its principal bank subsidiary, Union Planters Bank, National Association, and its other banking related subsidiaries. We have branches in Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee and Texas. We offer a diversified range of financial services in the communities we serve, and we operate 762 banking offices and 965 automated teller machines. The address of our principal executive offices is 6200 Poplar Avenue, Memphis, Tennessee 38119, and our telephone number at that address is (901) 580-6000. Our website is located at *www.unionplanters.com*.

INFORMATION ABOUT THE ANNUAL MEETING

Information about Attending the Annual Meeting

Our Annual Meeting will be held on April 17, 2003 at 1:00 p.m. CDT, at Union Planters Bank, National Association, 6200 Poplar Avenue, Main Floor, Memphis, Tennessee 38119.

Information about this Proxy Statement

We sent you these proxy materials because Union Planters' Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. If you own Union Planters common stock in more than one account, such as individually and also jointly with your spouse, you may receive more than one set of these proxy materials. To assist us in saving money and to provide you with better shareholder services, we encourage you to have all your accounts registered in the same name and address. You may do this by contacting our transfer agent, American Stock Transfer & Trust Company, at (800) 937-5449. This proxy statement contains information that we are required to provide to you under the rules of the Securities and Exchange Commission and is designed to assist you in voting your shares. On March 7, 2003, we began mailing these proxy materials to all shareholders of record at the close of business on February 19, 2003.

Information about Voting

Shareholders can vote in person at the Annual Meeting or by proxy. There are three ways to vote by proxy:

➢ By Telephone — You can vote by telephone by calling toll-free 1-800-776-9437 and following the instructions on the proxy card;

➢ By Internet — You can vote by Internet by following the instructions on the proxy card; or

➢ By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Telephone and Internet voting also will be offered to shareholders owning stock through certain banks and brokers. If your shares are not registered in your own name and you plan to attend the Annual Meeting and vote your shares in person, you should contact your broker or agent in whose name your shares are registered to obtain a broker's proxy card and bring it to the Annual Meeting in order to vote.

You may cast one vote for each share of common stock held by you on all matters presented, including one vote for each nominee for the election of directors. If you vote by proxy, the individuals named on the card (your proxy holders) will vote your shares in the manner you indicate. You may specify whether your shares should be voted for all, some or none of the nominees for director and whether your shares should be voted for or against the ratification of the appointment of PricewaterhouseCoopers LLP as the independent public accountants for Union Planters for the fiscal year

2003. If you sign and return the card without indicating your instructions, your shares will be voted as follows:

➣ **FOR** the election of each of the four Class I nominees for director; and

➣ **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent public accountants for the fiscal year 2003.

You may revoke or change your proxy at any time before it is exercised by sending a written revocation to Union Planters' Corporate Secretary, E. James House, Jr., by providing another proxy dated later than the date of your proxy through telephone or Internet voting or by voting in person at the meeting. Your latest vote, whether by telephone, Internet, proxy card or in person, will be the one that is counted.

As of February 19, 2003, the record date for the Annual Meeting, there were 198,652,064 shares of common stock outstanding.

Quorum Requirement

A quorum is necessary to hold a valid meeting. If holders of a majority of all the shares of common stock entitled to vote at the meeting are present in person or by proxy, a quorum will exist. If you submit a valid proxy, whether by telephone, Internet or proxy card, or attend the meeting in person, your shares of common stock will be counted for the purpose of determining whether there is a quorum, even if you abstain from voting on some or all matters introduced at the meeting. Like abstentions, broker non-votes will be counted as present for establishing a quorum. A broker non-vote occurs when a broker votes on some matter on the proxy card but not on others because the broker does not have the authority to do so or chooses not to exercise its discretion.

Information about Votes Necessary for Action to be Taken

The four Class I nominees for director to be elected at the Annual Meeting will be elected at the meeting by a plurality of all the votes cast at the meeting, meaning that the four nominees for Class I director with the most votes will be elected. We do not permit cumulative voting in the election of directors.

The appointment of PricewaterhouseCoopers LLP as our independent public accountants for the fiscal year 2003 will be ratified if the votes cast in favor of the appointment exceed the votes cast in opposition.

Abstentions and broker non-votes will have no effect on the vote on the election of directors or the ratification of the appointment of PricewaterhouseCoopers LLP as our independent public accountants for the fiscal year 2003.

Other Matters

The Board of Directors does not know of any other matter that will be presented at the Annual Meeting other than the proposals discussed in this proxy statement. Under our Bylaws, generally no business besides the proposals discussed in this proxy statement may be transacted at the meeting. However, if any other matter properly comes before the Annual Meeting, your proxy holders will act on such matter in their discretion.

Solicitation of Proxies

Some of Union Planters' directors and officers, who will receive no additional compensation, may solicit proxies in person, and by telephone, telegraph, telecopy, facsimile, or mail, from brokerage houses and other institutions, nominees, fiduciaries, and custodians, who will be required to forward the proxy materials to beneficial owners of Union Planters common stock. Union Planters will, upon request, reimburse such intermediaries for their reasonable expenses in forwarding proxy materials but will not pay fees, commissions, or other compensation.

To assist the Board of Directors, Union Planters has retained American Stock Transfer & Trust Company to provide proxy solicitation services for a fee of $3,500 plus customary expenses as part of the complete Registrar and Transfer Agency services provided by American Stock Transfer & Trust Company to Union Planters. Morrow & Company has also been retained to assist in the solicitation of proxies for an approximate fee of $6,500 plus customary expenses. The providers of the proxy solicitation services are expected to communicate in person, or by telephone, telegraph, telecopy, facsimile, or mail with those shareholders who have not responded within a reasonable time to urge them to return their proxies. The cost of solicitation of proxies will be borne by Union Planters.

ELECTION OF DIRECTORS

(PROPOSAL 1)

Directors to be Elected

Our charter provides for a classified Board of Directors. The Board of Directors is divided into three classes. Each class has as equal a number of directors as possible. The directors in each class serve a three-year term and only one full class is elected at each Annual Meeting. You are being asked to elect four directors to serve in Class I for a term to expire at the Annual Meeting to be held in 2006.

The Board of Directors has no reason to believe that any nominee for director will not be available for election. However, if a nominee is unavailable for election, the proxy holders may vote for another nominee proposed by the Board of Directors or the Board of Directors may reduce the number of directors to be elected at the Annual Meeting. Each nominee has agreed to be named in this proxy statement and to serve if elected.

Information About our Directors and Nominees

The following biographies show the age and principal occupations during the past five years of each of our directors, the date the director was first elected to the Board of Directors, and any directorships held by the director with any other public company or any registered investment company. Directors who are nominated for election at the Annual Meeting are identified by a check mark (✔). Ages are shown as of February 19, 2003.

Class I Directors and Nominees (Term expires at 2006 Annual Meeting)

✓ James E. Harwood (Age 66)
  - Director of Union Planters since 1996
  - President, Sterling Equities, Inc. (business management advisory services) since November 1990
  - Director of SCB Computer Technology*

✓ Lou Ann Poynter (Age 56)
  - Director of Union Planters since 2001
  - Chairman and Chief Executive Officer, Hattiesburg Region of Union Planters Bank, National Association from 1997 to 2000
  - Executive Vice President, Union Planters Bank, National Association, Southeast Region from 2000 to 2001
  - Senior Executive Vice President, Union Planters and Union Planters Bank, National Association, Mortgage Banking Division, since 2001

✓ Michael S. Starnes (Age 57)
- Director of Union Planters since 2001
- Chairman, President and Chief Executive Officer, M.S. Carriers, Inc. (transportation carrier) from 1978 to 2001
- President, M.S. Carriers, Inc., a subsidiary of Swift Transportation Corporation, since June 2001
- Director of RFS Hotel Investors*
- Director of Mid-America Apartment Communities*
- Director of Swift Transportation Corporation*

✓ Richard A. Trippeer, Jr. (Age 63)
- Director of Union Planters since 1974
- Retired: President, R.A. Trippeer, Inc. (investments) from 1974 to 1989

Class II Directors and Nominees (Term expires at 2004 Annual Meeting)

Albert M. Austin (Age 75)
- Director of Union Planters since 1974
- Chairman, Cannon, Austin & Cannon, Inc. (real estate) since September 1989

George W. Bryan (Age 58)
- Director of Union Planters since 1986
- Senior Vice President, Sara Lee Corporation (Meat Group Division, meat processing and packaging) from 1989 to 2000
- Chief Executive Officer, Sable Enterprises (investments) from 2000 to 2001
- Chief Executive Officer, Old Waverly Investments, LLC since 2001

Robert R. Waller, M.D. (Age 66)
- Director of Union Planters since 2001
- President Emeritus, Mayo Clinic from 1998 to 2002
- Director of Hormel Foods Corporation*
- Retired: Professor of Ophthalmology, Mayo Medical School from 1980 to 2002

Spence L. Wilson (Age 60)**
- Director of Union Planters since 1996
- President, Kemmons Wilson, Inc. (hotel development and management, resort time-sharing, home building, subdivision development, and private investment) since 1970

Class III Directors and Nominees (Term expires at 2005 Annual Meeting)

Samuel W. Bartholomew, Jr. (Age 58)
- Director of Union Planters since 2001
- Chairman and Chief Executive Officer, Stokes Bartholomew Evans & Petree, P.A. (law firm) since 1977

Parnell S. Lewis, Jr. (Age 55)
- Director of Union Planters since 1996
- President of Anderson-Tully Company (hardwood lumber products) from 1993 to 1999
- Retired: Chief Executive Officer, River Investments, LLC (investments) from 1998 to 2001

Jackson W. Moore (Age 54)**
- Director of Union Planters since 1986
- President and Chief Operating Officer, Union Planters and Union Planters Bank, National Association from 1994 to 2000
- Chairman, President and Chief Executive Officer, Union Planters and Union Planters Bank, National Association since 2000

Jorge M. Perez (Age 53)
- Director of Union Planters since 2001
- President, The Related Group of Florida (real estate development) since 1979

John R. Roberts (Age 61)
- Director of Union Planters since 2001
- Director of Energizer Holdings, Inc.*
- Retired: Managing Partner, Mid-South Region, Arthur Andersen LLP from 1993 to 1998
- Executive Director, St. Louis Civic Programs

---

 * A corporation subject to the registration or reporting requirements of the Securities Exchange Act of 1934, or registered pursuant to the Investment Company Act of 1940.

** S.L. Wilson is a brother-in-law of our Chairman, President and Chief Executive Officer, J.W. Moore.

The board of directors unanimously recommends you vote FOR all of the nominees.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for oversight of the operations of the Company. The Board of Directors has delegated certain of its authority to several committees of the Board of Directors to assist in its supervision of the overall affairs of the Company. The Board of Directors met five (5) times in 2002. In addition to meetings of the full Board of Directors, directors also attended meetings of committees of the Board of Directors. All of the directors attended at least 75% of all the meetings of the Board of Directors and the committees on which they served during the fiscal year 2002. Following the Annual Meeting, assuming the four nominees are elected, the Board of Directors will consist of thirteen (13) directors. The Board of Directors currently has the following standing committees which meet on a regularly scheduled basis: Audit, Compliance and Community Reinvestment Act, Executive, Loan, and Compensation/Nominations/Corporate Governance.

In addition to the meetings of the full Board of Directors and committee meetings, the non-management directors met two (2) times in 2002, with Albert M. Austin presiding as the chair of both meetings, to discuss certain affairs of the Company, including strategic issues and management performance.

Audit Committee

General. During 2002, the Audit Committee of the Board of Directors held eight (8) meetings. The Audit Committee operates under a written charter, which is reviewed annually, that outlines its goals and objectives together with its duties and responsibilities. The committee reports its conclusions and activities to the full board regularly. The charter allows the members of the committee to retain and consult with independent advisors as necessary, without Board approval. The committee will continue to review and amend its charter to improve and expand its effectiveness based on emerging best practices and guidance from the New York Stock Exchange and Securities and Exchange Commission, as needed.

The primary objectives of the committee are to assist the full board with oversight of the integrity of the Company's financial statements and related financial information, including the adequacy and effectiveness of the Company's internal control over financial reporting; the selection and evaluation of the qualifications and independence of the independent accountants; and the performance of the Company's internal audit function and independent accountants.

The duties and responsibilities of the committee with respect to the independent accountants include the selection, appointment and retention of the Company's independent accountants (subject to shareholder ratification); the evaluation of the independence of the independent accountants based on all relationships between the Company and the independent accountants; the evaluation of the quality-control procedures of the independent accountants based on a review of the most recent peer review results of the firm; the evaluation of the overall performance of the independent accountants; the review and approval of the annual audit plan of the independent accountants, including the qualifications of the senior members of the audit team; the pre-approval of all services and related fees provided by the independent accountants; and receipt and review of the required communications from the independent accountants, including their opinion on the annual audited financial statements and their reviews of the quarterly financial statements as well as any written communications between the independent accountants and management.

Additionally, the committee evaluates the integrity of the financial statements and the adequacy and effectiveness of internal control over financial reporting by reviewing applicable documentation and discussions with management, the independent accountants, and internal auditors; reviewing and discussing recommendations from the independent accountants, internal auditors and regulatory agencies to improve and strengthen the Company's internal control, including the status of the recommendations and the related corrective actions undertaken by management as necessary; reviewing and discussing any reported incidents of fraud, non-compliance with applicable laws or regulations, or other allegations; reviewing critical accounting policies, estimates, alternative accounting treatments, significant changes in the selection or application of accounting principles related to material items, including discussing these items with management and the independent accountants; discussing matters of concern relating to the financial statements or other results of the annual audit, including problems or difficulties, with management, the independent accountants, regulatory agencies or others as necessary; approving and reviewing the activities of the internal audit department, including approval of the annual audit plan, adequacy of the internal audit resources and evaluating the results of the internal auditors; reviewing the Company's overall risk management practices and processes and selected areas representing significant financial or business risk; discussing the quarterly and annual financial statements, management discussion and analysis of financial condition and results of operations, related press releases and other financial information provided to analysts and rating agencies with management and/or the independent accountants; reviewing and discussing with the chief executive officer and chief financial officer the certifications of periodic reports as required by the Securities and Exchange Commission; and meeting separately with management, internal auditors, independent accountants and others, as necessary.

Audit Committee Report. The Audit Committee is composed of five (5) directors who are independent as defined under the rules of the New York Stock Exchange, which means that, among other things, these directors are not part of management of, or employed by, Union Planters and are free from any relationship that would interfere with their exercise of independent judgment as members of this committee. The committee operates under a written charter approved by the Board of Directors.

The committee reviews Union Planters' financial reporting process on behalf of the Board of Directors. In fulfilling its responsibilities, the committee has reviewed and discussed the audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2002, and this proxy statement with Union Planters management and the independent accountants. Management is responsible for our financial statements and the financial reporting process, including internal controls. The independent accountants are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America.

The committee has discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees,* as amended by Statement on Auditing Standards No. 89, *Audit Adjustments,* and Statement on Auditing Standards

6

No. 90, *Audit Committee Communications.* In addition, the committee has discussed with the independent accountants the accountants' independence from Union Planters and its management including the matters in the written disclosures provided to the committee as required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees.* The committee has also considered whether the provision of non-audit services by the independent accountants to Union Planters is compatible with maintaining auditors' independence and has pre-approved any non-audit services which may be performed by Union Planters' independent accountants.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors, and the Board of Directors has approved the inclusion of the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2002 and this proxy statement, for filing with the Securities and Exchange Commission.

Audit Committee

Parnell S. Lewis, Jr., Chair
George W. Bryan
James E. Harwood
John R. Roberts
Robert R. Waller

Compliance and Community Reinvestment Act Committee

The Compliance and Community Reinvestment Act Committee held five (5) meetings in 2002. This committee monitors Union Planters Bank's overall regulatory compliance with specific focus on the Community Reinvestment Act and makes recommendations to the Board of Directors concerning Union Planters Bank's progress under the Community Reinvestment Act and the Home Mortgage Disclosure Act. This includes reviewing Union Planters Bank's small business, small farm, and home mortgage lending performance; equity investments; charitable contributions; and bank employee service hours that qualify under the above mentioned regulations. A major focus of this committee is overseeing the accuracy of the lending data reported to the Office of the Comptroller of the Currency. The members of the Compliance and Community Reinvestment Act Committee are Parnell S. Lewis, Jr., Jorge M. Perez, Spence L. Wilson, John R. Roberts, Lou Ann Poynter, and James E. Harwood (Chair).

Executive Committee

The Executive Committee held seven (7) meetings in 2002. This committee is granted the power under our Bylaws to exercise all of the authority of the Board of Directors with respect to all matters other than certain actions which are not permitted under the Tennessee Business Corporation Act. The members of the Executive Committee are Albert M. Austin, Spence L. Wilson, Richard A. Trippeer, Jr., and Jackson W. Moore (Chair).

Loan Committee

The Loan Committee held five (5) meetings in 2002. This committee monitors the activities of the overall lending function utilizing information presented to it by management at regular quarterly meetings. This includes, but is not limited to, review of trends in outstanding credit relationships; key quality measures; significant borrowing relationships; large problem loans; industry concentrations; all significant lending policies; and, the adequacy of the allowance for loan losses. The committee also reviews all lending-related reports from the regulators, auditors, and internal personnel. The members of the Loan Committee are Samuel W. Bartholomew, Jr., Jorge M. Perez, Michael S. Starnes, Spence L. Wilson, Richard A. Trippeer, Jr., and Albert M. Austin (Chair).

Compensation/Nominations/Corporate Governance Committee

General. The Compensation/Nominations/Corporate Governance Committee held four (4) meetings in 2002. This committee makes recommendations to the Board of Directors as to the amount and form of executive officer compensation and administers our 1983 and 1992 Stock Incentive Plans and the 2002 Senior Management Performance Incentive Plan, and is authorized to grant stock options and award stock without further approval, except grants to directors. In addition, the Compensation/Nominations/ Corporate Governance Committee proposes nominees for our Board of Directors and proposed the current nominees for election at the Annual Meeting and has new responsibilities which include reviewing, revising and maintaining the corporate governance policies and procedures of Union Planters, including maintaining compliance with any new corporate governance policies and procedures required as a result of the passage of the Sarbanes-Oxley Act of 2002 and the adoption of related rules and regulations. The Compensation/ Nominations/Corporate Governance Committee is the former Salary and Benefits Committee. The Board of Directors changed the name of the Salary and Benefits Committee to the Compensation/Nominations/ Corporate Governance Committee and increased its responsibilities in July 2002.

Compensation/Nominations/Corporate Governance Committee Report. Within the past five (5) years, none of the committee members is or has been an officer or employee of Union Planters or any of its subsidiaries or has engaged in any business transaction with Union Planters or has any business relationship with Union Planters that is required to be disclosed in this proxy statement. The committee makes recommendations to the Board of Directors as to the amount and form of executive officer compensation and is responsible for granting long-term incentives including stock options and restricted stock.

Pay Philosophy

The compensation programs of Union Planters are designed to align compensation with business objectives and performance, and to enable Union Planters to attract, retain and reward executives who contribute to the long-term success of Union Planters. The committee believes that executive pay should be linked to performance. Therefore, Union Planters provides an executive compensation program which includes base pay, annual cash bonus and long-term incentive opportunities through the use of stock options and restricted stock.

Section 162(m) of the Internal Revenue Code imposes a limit, with certain exceptions, on the amount that a publicly-held corporation may deduct in any year for the compensation paid with respect to its five most highly compensated executive officers. While the committee cannot predict with certainty how Union Planters' compensation tax deduction might be affected, the committee attempts to preserve the tax deductibility of all executive compensation while maintaining flexibility with respect to Union Planters' compensation programs as described in this report. Consistent with this intention, cash awards under the 2002 Senior Management Performance Incentive Plan and options and certain other equity awards under the Amended and Restated 1992 Stock Incentive Plan are intended to qualify as performance-based compensation as defined under Section 162(m) of the Code so that they would be fully deductible. Additionally, Union Planters requires certain officers to defer receipt of restricted shares or certain cash special pay amounts if the receipt of the shares or relevant cash special pay amounts would cause an officer's compensation to exceed the Section 162(m) limitation.

Base Salary

Executive base salary is set annually based on job-related experience, individual performance and pay levels of similar positions at 30 peer financial institutions. Union Planters targets base pay at the 50th percentile of peer base pay. In determining compensation at peer financial institutions, Union Planters analyzes information from independent surveys. The surveys, which do not necessarily include the same financial institutions as included in the S&P 500 Banks Index (used in the performance graph), are chosen based on similarity of the surveyed financial institutions to Union Planters in terms of size, geographic region, and scope of services. In 2002, base salary of the five highest paid executive officers was generally comparable to the target 50th percentile of peer financial institutions.

Annual Bonus

Under the 2002 Senior Management Performance Incentive Plan, as applied in 2002, if actual earnings per share ("EPS") performance is within the EPS targets established by the committee, the plan calculates a bonus based on the target percentage of base salary that corresponds with actual EPS performance. During 2002, EPS performance met or exceeded the EPS targets established by the committee. The committee had sole discretion to decrease the actual bonus payment under the 2002 Senior Management Performance Incentive Plan.

Long-Term Incentives

In order to link the interests of Union Planters' shareholders and senior management, Union Planters maintains the Amended and Restated 1992 Stock Incentive Plan. Stock options and restricted stock may be granted under the plan. Awards are based on position and individual performance. Among other conditions, stock options and restricted stock are granted subject to a vesting schedule. Options may be exercised after vesting. However, to encourage long-term share retention, shares acquired pursuant to option exercise must generally be held at least one year, or any profits from sale must be repaid to Union Planters.

For 2002, options were granted to the executive officers based on their positions and a subjective assessment of individual performances. Generally, equity-based incentive awards are targeted between the 50th and 75th percentiles of the competitive market. Union Planters utilizes the same surveys and peer financial institutions for this purpose as used in analyzing base salary and takes into consideration options and restricted stock that have already been granted.

2002 Compensation for the Chief Executive Officer

Many of the same philosophies used in determining compensation for officers of Union Planters are used in determining compensation for our chief executive officer. The committee establishes each element of the chief executive officer's pay based on his achievement of specific financial and non-financial objectives. No specific weighting or formula is used to determine levels of compensation. Additionally, the committee takes into consideration an analysis of compensation at the peer financial institutions used to review compensation of other officers of Union Planters.

Base Salary. Jackson W. Moore's base annual salary in 2002 was $760,000. This level positioned his base salary comparable to the 50th percentile of peer financial institutions.

Annual Bonus. The committee determines the chief executive officer's annual bonus based upon his performance relative to business objectives established at the beginning of the year and specific corporate targets, which in 2002 were based on EPS. Based on 2002 performance, the committee awarded Mr. Moore a bonus of $1,100,000.

Long-Term Incentives. For 2002, the committee granted 550,000 stock options and awarded 54,000 shares of restricted stock to Mr. Moore as part of Union Planters' long-term stock incentive plan.

9

Compensation/Nominations/Corporate Governance Committee

George W. Bryan, Chair
Albert M. Austin
James E. Harwood
Parnell S. Lewis, Jr.
Michael S. Starnes
Robert R. Waller, M.D.

DIRECTOR COMPENSATION

Directors who are employees of Union Planters or any of its subsidiaries receive no fees for their services as directors. Directors who are not employees of Union Planters or any of its subsidiaries receive an annual retainer of $44,000 including service on committees of the Board of Directors. Committee chairs receive an additional $4,000 annually and Executive Committee members receive an additional $2,000 annually. In addition, directors who are not employees of Union Planters receive an annual grant of stock options worth $40,000 in the aggregate, based on the Black-Scholes model for determining the value per share of Union Planters common stock.

Individual directors may, at their option, defer the receipt of directors' fees. Under alternatives available each year from 1987 through 2002, up to 100% of a director's annual Board of Directors and committee fees were deferrable. Such fees, plus interest, will be paid to the participating director or to his beneficiaries, as applicable, in monthly payments for a maximum ten-year period commencing on the earlier of (1) the death of the director; or (2) the later of (a) age 65 or (b) completion of five years' participation in the fee deferral program. Five directors elected to enter into such nonqualified deferred compensation agreements for 2002. Beginning in 2002, individual directors could elect to receive Union Planters nonqualified stock options in lieu of fees. Two directors elected to receive such options for a portion or all of their 2002 fees. The number of options granted to each director was determined by dividing the applicable fee amount by the Black-Scholes model for determining the value per share of Union Planters common stock on the date of grant, January 2, 2002. Such options vested immediately upon grant and will terminate ten years from date of grant unless previously exercised.

UNION PLANTERS STOCK OWNERSHIP
BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the beneficial ownership of shares of Union Planters' common stock by the directors, the chief executive officer and the four other highest paid executive officers (the "Named Executive Officers") as of February 19, 2003. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name	Number of Shares of Common Stock Beneficially Owned (1)(2)	Percentage of Shares of Outstanding Common Stock(3)
Albert M. Austin(4)	69,444	*
Samuel W. Bartholomew, Jr.	34,692	*
George W. Bryan	92,475	*
Bobby L. Doxey(4)	155,030	*
James E. Harwood(4)	125,081	*
Adolfo Henriques	181,022	*
Parnell S. Lewis, Jr.	28,383	*
Jackson W. Moore(4)	2,155,194	1.08%
Jorge M. Perez	32,600	*
Lou Ann Poynter	384,793	*

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Name	Number of Shares of Common Stock Beneficially Owned (1) (2)	Percentage of Shares of Outstanding Common Stock(3)
John R. Roberts	40,803	*
Steven J. Schenck(4)	144,106	*
Michael S. Starnes	24,100	*
Richard A. Trippeer, Jr.	538,557	*
Robert R. Waller	22,600	*
John V. White, Jr.(4)	151,755	*
Spence L. Wilson	194,868	*
Directors and Executive Officers as a group (17 persons)..	4,375,503	2.18%

* Indicates less than 1% of the shares of Union Planters common stock outstanding as of February 19, 2003.

(1) Includes shares of common stock owned by relatives or held in trusts or partnerships for the benefit of relatives with respect to which named persons disclaim any beneficial interest. The number of shares of common stock beneficially owned by each person as of February 19, 2003 includes shares of common stock that such person had the right to acquire on or within sixty (60) days after February 19, 2003, including, but not limited to, upon the exercise of options.

(2) Beneficial ownership includes those shares a director or executive officer has the power to vote, or the power to transfer.

(3) For each individual and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person as described above by the sum of the 198,652,064 shares of common stock outstanding on February 19, 2003 and the number of shares of common stock that such person had the right to acquire on or within sixty (60) days of February 19, 2003, including, but not limited to, upon the exercise of options.

(4) Includes shares of common stock in the following amounts resulting from the exercise of nonqualified options, the receipt of which shares has been deferred pursuant to an Irrevocable Stock Option Deferral Agreement or deferred pursuant to deferral requirement in connection with Section 162(m) limitation: A.M. Austin (2,782 shares); B.L. Doxey (2,260 shares); J.E. Harwood (30,775 shares); J.W. Moore (522,019 shares); S.J. Schenck (2,136); and J.V. White (2,829 shares).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our directors and executive officers file reports with the SEC indicating the number of shares of any class of our equity securities they owned when they became a director or executive officer and, after that, any changes in their ownership of our equity securities. These reports are required by Section 16(a) of the Securities Exchange Act of 1934, as amended. Based on our review of the reports, we believe that during fiscal year 2002 all of our officers and directors complied with the foregoing filing requirements.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below shows the before-tax compensation for the Named Executive Officers.

Name and Principal Position	Fiscal Year	Annual Compensation Salary($)	Bonus($)	Other Annual Compensation (See Note 1)	Long-Term Compensation (See Note 1) Restricted Stock Awards($) (See Note 2)	Securities Underlying Options(#) (See note 3)	All Other Compensation($) (See Note 4)
J.W. Moore	2002	760,000	1,100,000	136,228	1,700,310	1,219,412	356,589
Chairman, President and CEO	2001	700,000	560,000	202,889	—	1,146,216	287,977
of Union Planters and UPBNA	2000	572,000	400,400	297,571	1,944,543	427,500	134,732
B.L. Doxey	2002	329,167	325,500	37,702	425,078	127,406	59,000
Senior Executive Vice President	2001	292,500	270,000	31,804	—	114,332	9,022
and CFO	2000	229,000	125,000	—	330,000	100,500	—
A. Henriques	2002	411,667	195,300	41,270	425,078	125,000	103,784
Senior Executive Vice President,	2001	383,333	280,000	37,775	—	112,500	96,829
Southern Banking Group Chief	2000	354,000	240,000	19,000	62,775	63,000	61,836
Executive and Head of							
Commercial Banking							
S.J. Schenck	2002	329,167	195,300	28,316	425,078	132,283	63,448
Senior Executive Vice President,	2001	277,083	255,000	23,244	—	112,500	59,813
Midwest Banking Group Chief	2000	237,000	150,000	18,300	—	63,000	29,694
Executive and Head of Credit							
Improvement							
J.V. White	2002	329,167	195,300	27,886	425,078	129,588	11,000
Senior Executive Vice President,	2001	268,750	255,000	22,048	—	114,033	8,266
Central Banking Group Chief	2000	150,000	162,500	—	287,500	123,000	—
Executive and Head of Retail							
Banking and Financial Services							

(1) Includes certain tax reimbursement payments in each year and, in the case of J.W. Moore, perquisites received in 2002 and 2000, including automobile expenses ($23,216 in 2002) and financial planning services ($31,527 in 2002 and $40,528 in 2000).

(2) Grants of restricted stock in 2002 were earned pursuant to the Executive Performance Restricted Stock Plan based on exceeding targeted levels of operating earnings per share since 2001. Grantees have the right to vote and to receive dividends on restricted stock. Shares generally vest over 10 to 12 years (or to age 62 if earlier) in equal amounts annually and are subject to forfeiture for certain conditions. The aggregate market value as of December 31, 2002 (and number) of all shares of restricted stock that have been granted through December 31, 2002, and have not been released (or receipt deferred by) the Named Executive Officers were as follows: J.W. Moore — $6,673,091 (237,139 shares), B.L. Doxey — $785,106 (27,900 shares), A. Henriques — $737,268 (26,200 shares), S.J. Schenck — $664,808 (23,625 shares) and J.V. White — $731,668 (26,001 shares).

(3) Option grants include reload grants as follows: J.W. Moore (623,130 in 2002 and 603,696 in 2001), B.L. Doxey (1,821 in 2002 and 1,512 in 2001), S.J. Schenck (7,283 in 2002) and J.V. White (3,730 in 2002 and 1,260 in 2001).

(4) "All Other Compensation" for 2002 consists of: (i) 401(k) plan contributions of $11,000 on behalf of each of J.W. Moore, B.L. Doxey, A. Henriques, S.J. Schenck and J.V. White; (ii) nonqualified deferred compensation plan matching contributions on behalf of J.W. Moore ($301,500), B.L. Doxey ($48,000), A. Henriques ($74,500), and S.J. Schenck ($52,448); and (iii) the "economic benefit" portion (i.e., the term life cost) of the premium paid in 2002 by Union Planters for the benefit of J.W. Moore ($44,089) and A. Henriques ($18,284) on certain life insurance policies.

Option/SAR Grants in Last Fiscal Year

The following table is a summary of the aggregate amount of options granted to each of the Named Executive Officers during 2002 and the range of exercise prices for these options. A more detailed description of these options appears in the second table below.

Name	Number of Securities Underlying Aggregate Options Granted		
	Initial Grants(#)	Reloads(#)	Exercise Price($)
J.W. Moore	596,282	623,130	24.81 - 32.64
B.L. Doxey	125,585	1,821	24.81 - 33.45
A. Henriques	125,000	0	24.81
S.J. Schenck	125,000	7,283	24.81 - 33.17
J.V. White	125,858	3,730	24.81 - 33.34

The following table provides additional detail about the option grants summarized in the preceding table.

Name	Individual Grants						
	Number of Securities Underlying Options Granted (1)		Percent of Total Options Granted to all Employees in 2002(%)		Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value($)(4)
	Initial	Reload(5)	Initial	Reload			
J.W. Moore		158,621		3.8	32.64	10/10/2011	805,795
		21,389		0.5	32.64	7/5/2011	108,656
		7,215		0.2	32.64	1/4/2011	35,714
		124,310		2.9	32.64	12/20/210	614,091
	24,736		0.6		32.64	7/8/2012	126,154
		35,151		0.8	30.01	12/20/2010	196,494
		276,444		6.6	30.01	1/7/2012	1,542,558
	21,546		0.5		30.01	1/7/2012	120,227
	550,000		13.1		24.81	10/8/2012	2,266,000
Total	596,282(2)	623,130(2)	14.2	14.8			
B.L. Doxey......		1,821		0.0	33.45	3/1/2010	9,815
	585		0.0		33.45	4/25/2012	3,229
	125,000		3.0		24.81	10/8/2012	515,000
Total	125,585(3)	1,821(2)	3.0	0.0			
A. Henriques	125,000		3.0		24.81	10/8/2012	515,000
Total	125,000(3)		3.0				
S.J. Schenck		7,283		0.2	33.17	12/20/2010	40,493
	125,000		3.0		24.81	10/8/2012	515,000
Total	125,000(3)	7,283(2)	3.0	0.2			
J.V. White		1,263		0.0	33.34	5/1/2010	6,757
	363		0.0		33.34	5/1/2012	1,986
	125,000		3.0		24.81	10/8/2012	515,000
		2,467		0.1	29.00	5/1/2010	11,570
	495		0.0		29.00	11/1/2012	2,450
Total	125,858(3)	3,730(2)	3.0	0.1			

(1) Generally, options may not be granted at less than the fair market value of the underlying shares on the date of grant, and will expire no later than ten years after the date of grant. Already owned shares of stock may be used as the consideration for exercise of the option, and a reload option will generally be granted in such cases. Generally, except in the event of certain qualifying terminations of service or the surrender of shares to pay the exercise price or tax withholding obligations with respect to an option, shares acquired by option exercise must be held at least one year or any profits from sale must be repaid to Union Planters. All options granted in 2002 have an exercise price equal to the underlying stock's fair market value on the grant date. Union Planters does not grant SARs.

(2) Options granted in 2002 which vest immediately or in six months.

(3) Options granted in 2002 of which $\frac{1}{3}$ vest twelve months after the date of grant, an additional $\frac{1}{3}$ vest 24 months after the date of grant and the final $\frac{1}{3}$ vest 36 months after the date of grant, except for increments which otherwise would not vest until after age 62. Such increments vest immediately.

(4) Present values were calculated using the Black-Scholes option pricing model. The model was applied using the individual grant dates and the exercise price and fair market value of Union Planters' common stock on the grant date. It also assumed: (i) a risk-free rate of return based on the yield on a U.S. Government Zero Coupon bond with a term equal to the term of the stock grant which ranged from 3.98% to 5.60%; (ii) stock price volatility calculated using daily closing prices of the common stock of Union Planters for the expected term of the option ending on the grant date which ranged from 21.27% to 25.51%; (iii) a constant dividend yield on the respective grant dates based on the quarterly cash dividend rate per share paid by Union Planters on its common stock; and (iv) that the options would be exercised on the final day of their ten-year term. No discount from the theoretical value was taken to reflect the one-year waiting period prior to vesting, the restrictions on the transfer of the options, and the likelihood that the options will be exercised in advance of the final day of their term.

(5) These option grants occurred automatically under the "reload" features of previously granted options, as to which the Named Executive Officer surrendered previously-owned shares to pay the exercise price of the option or to satisfy tax withholding obligations with respect to such exercise.

Option/SAR Exercises and Fiscal Year-End Values

The following table shows the number and value of stock options and stock appreciation rights (exercised and unexercised) for the Named Executive Officers.

Name	Shares Acquired on Exercise (#) (1) (3)	Value Realized ($)	Number of Securities Underlying Unexercised Options/ SARs at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
J.W. Moore..............	738,834	3,693,898	1,046,639	336,271	1,831,500	0
B.L. Doxey	3,284	49,654	102,345	234,299	505,298	839,951
A. Henriques	0	0	137,850	221,000	403,787	717,368
S.J. Schenck.............	9,225	94,587	112,058	221,000	300,812	717,368
J.V. White	5,877	67,217	114,294	244,507	603,750	896,834

(1) Generally, except in the event of certain qualifying terminations of service or the surrender of shares to pay the exercise price or tax withholding obligations with respect to an option, shares acquired by option exercise must be held at least one year or any profits from sale must be repaid to Union Planters.

(2) Value is calculated as the difference between the closing market price of a share of common stock on December 31, 2002 ($28.14 per share) and the exercise price of the options. No value is reported if the exercise price of the options exceeded the market price of a share of common stock on December 31, 2002.

(3) This column shows the number of shares underlying options exercised in 2002 by the Named Executive Officers. The actual number of shares received by these individuals from options exercised in 2002 (net of shares used to cover the exercise price and withheld to pay income tax) was:

Name	Shares
J.W. Moore	115,704
B.L. Doxey	1,463
A. Henriques	0
S.J. Schenck	1,943
J.V. White	2,147

Employment Contracts and Termination, Severance, and Change of Control Arrangements

Each of Jackson W. Moore, Bobby L. Doxey, Adolfo Henriques, Steven J. Schenck and John V. White, Jr. has an employment agreement with Union Planters.

Employment Agreement of our Chairman, President and Chief Executive Officer. Mr. Moore's employment agreement, which was first entered into as of December 1, 1989, was amended and restated as of April 17, 1997, and then further amended on September 26, 2000. This agreement provides for a minimum base salary for Mr. Moore of $650,000, and entitles him to receive certain other employee benefits and to participate in incentive bonus, stock option, and deferred compensation plans.

On December 31 of each year, the term of Mr. Moore's employment agreement is automatically extended for one year unless Union Planters provides at least 60 days prior notice to Mr. Moore. In any case, the term of the agreement may not be extended after Mr. Moore reaches age 65. If Union Planters provides prior notice to Mr. Moore that it is electing not to extend the term of the agreement, Mr. Moore may either remain until the end of the then-current term of his agreement, or may choose to terminate the agreement and be paid an amount equal to three times the sum of his highest base salary and highest annual bonus earned in any year during his employment ("final highest earnings"). In either case, all options, stock appreciation rights, and other awards in the nature of rights that may be exercised, and all awards of restricted stock, if any, issued to Mr. Moore under all stock incentive plans of Union Planters (collectively, "incentive awards") will immediately vest and be exercisable and all restrictions thereon will lapse. In addition, Mr. Moore will have the right to elect within 90 days after the effective date of his termination of employment, either to receive a lump-sum cash-out of his stock options at the then-current spread value or to have the right to exercise such options from the date of termination through the remaining term of the options.

If termination of employment is for cause, Mr. Moore will be provided his base salary through the date of termination plus any annual incentive bonus that has been previously approved but not paid. In addition, Union Planters must, at its election, either effect a lump-sum cash-out of Mr. Moore's stock options (vested and unvested) at the then-current spread value, or declare all such options to be immediately vested and exercisable by Mr. Moore within one year from notice of his termination.

If termination of employment is due to death or disability, Mr. Moore will be provided his base salary through the date of termination plus any annual incentive bonus that has been previously approved but not paid, and will receive a severance payment equal to three times his final highest earnings. In either case, all incentive awards will immediately vest and be exercisable and all restrictions thereon will lapse. In addition, Mr. Moore or his estate will have the right to elect, within 90 days after the effective date of Mr. Moore's termination of employment, either to receive a lump-sum cash-out of his stock options at the then-current spread value or to have the right to exercise such options from the date of termination through the remaining term of the options.

The employment agreement also provides that in the event of a change in control of Union Planters (as defined in the agreement to include certain business combinations, acquisitions of stock or assets of Union Planters, or changes in Board of Directors composition), Mr. Moore will have the option to extend the term of his employment agreement for an additional three-year period, beginning on the later of the date of the renewal notice or the date on which the change in control occurs. Upon the commencement of any such renewal term, any remaining period of the then-current term of the employment agreement will be canceled. During the extended renewal term following a change in control, Mr. Moore may resign without penalty upon 90 days prior notice and receive a lump-sum payment equal to three times his final highest earnings. Also, in the event of a change in control, all deferred compensation, supplemental retirement benefits, and incentive awards will immediately vest and be exercisable and all restrictions thereon will lapse, and any stock or stock equivalents held in a deferred account on Mr. Moore's behalf will become immediately payable. With respect to benefits paid, accrued or accelerated by virtue of a change in control, the agreement requires Union Planters to make certain tax gross-up payments to cover Mr. Moore's income tax and excise tax liabilities with respect to such benefits, including tax liabilities associated with the gross-up payments.

Other Employment Agreements. The employment agreements of our other Named Executive Officers each specify a term and minimum base salary for the Named Executive Officer. The date on which the current term of each Named Executive Officer's employment expires is as follows: Mr. Doxey — March 1, 2004; Mr. Henriques — February 1, 2004; Mr. Schenck — March 5, 2004; and Mr. White — May 1, 2003. The employment agreements of Messrs. Doxey, Schenck and White provide that the term of the Named Executive Officer's employment is automatically extended for a one-year term unless prior notice of termination is given. Mr. Henriques' employment agreement provides for an automatic extension of his employment for a two-year term unless prior notice of termination is given. The minimum annual base salary for each Named Executive Officer is as follows: Mr. Doxey — $275,000; Mr. Henriques — $330,000; Mr. Schenck — $225,000; and Mr. White — $225,000. In addition to the minimum base salary, each Named Executive Officer is entitled to additional cash and non-cash compensation generally based on performance.

Each of Messrs. Doxey's, Henriques', Schenck's and White's employment agreements provide for specific payments to be paid to the Named Executive Officer in the event his employment is terminated within some period after the date on which a change in control occurs.

Mr. Doxey's agreement generally provides that if he is terminated within one year of the date on which a change of control occurs, he will be entitled to the following: (1) any portion of his base salary that he had earned but had not been paid through termination; (2) any prior year's annual bonus that he had earned but had not been paid; (3) an additional lump sum payment equal to the base salary due for the remaining current term of his agreement, but not less than one year's base salary; and (4) certain additional benefits to which he is entitled under our plans and programs.

Mr. Henriques' agreement provides that in the event of a change in control, his employment term will automatically extend for two years. Mr. Henriques' agreement further provides that if he is terminated within two years of the date on which a change of control occurs, he will be entitled to the following: (1) a lump sum payment equal to the base salary due for the remaining current term of his agreement, but not less than two times his current base salary; (2) any prior year's annual bonus that he had earned but had not been paid and a prorated bonus equal to 75% of his then current base salary for the year in which his employment was terminated; and (3) certain additional benefits to which he is entitled under our plans and programs.

Mr. Schenck's agreement provides that if he is terminated within two years of the date on which a change of control occurs, he will be entitled to the following: (1) any portion of his base salary that he had earned but had not been paid; (2) a lump sum payment equal to his base salary and annual bonuses due for the remaining current term of his agreement, but not less than one year's current base salary and annual bonus; (3) any prior year's annual bonus that he had earned but had not been paid; and (4) certain additional benefits to which he is entitled under our plans and programs.

Mr. White's agreement provides that if he is terminated within three years of the date on which a change in control occurs, he will be entitled to the following: (1) a lump sum payment equal to three times the sum of his base salary and the highest annual bonus received by him during the three calendar years immediately preceding the change in control and (2) certain additional benefits to which he is entitled under our plans and programs. Mr. White's agreement further provides that on each anniversary of the date on which a change in control occurs, the three-year period will be automatically extended for an additional year unless either Union Planters or Mr. White give prior written notice to the other party that the three-year period will not be extended.

Executive Benefit Plans

Union Planters maintains two executive benefit plans for selected management employees. Eligibility is determined by the Compensation/Nominations/Corporate Governance Committee, which is also responsible for administering the plans.

The supplemental retirement plan provides a retirement income benefit at age 62 equal to a percentage of final average earnings as defined in the plan, with certain reductions described below. The benefit can be paid in either an equivalent lump sum amount or in annual or monthly installments. The plan is nonqualified and unfunded, and the amounts payable thereunder are not offset for social security or other amounts, except as described below.

Currently, Mr. Moore participates in the supplemental retirement plan. Supplemental annual retirement benefits payable under the plan at age 62 are equal to 65% of the sum of the executive's highest base salary and highest annual bonus during any year of employment, less an amount calculated as the present value of Union Planters' cost of funds related to premiums paid on a split-dollar life insurance policy on the life of Mr. Moore and his spouse, which premiums will be reimbursed in full to Union Planters from the cash value of the policy. The annual supplemental retirement benefit under the plan is reduced 6% per year for early retirement after age 55 but before age 62. In addition, annual supplemental retirement benefits vest following a termination or a change in control as defined in the plan and the agreement with Mr. Moore. The estimated annual benefit payable to Mr. Moore under the plan if he were to retire at age 62, and assuming no increase in his base salary or annual bonus before then, is $1,209,000. However, he has elected to take this benefit in a lump sum at retirement, which will be discounted to present value and further reduced by the present value of Union Planters' cost of funds related to premiums paid on a split-dollar life insurance policy, as described above. Union Planters ceased making premium payments under such life insurance policy after July 30, 2002, to avoid any question that such premiums could be characterized as a personal loan prohibited by Section 402 of the Sarbanes-Oxley Act of 2002. Consequently, the death benefit of such policy to Mr. Moore's beneficiary, and the premium reimbursement to Union Planters, will be substantially less than originally intended.

The deferred compensation plan allows participants to defer a portion of their cash compensation into a nonqualified savings plan. The plan credits interest annually equal to the greater of 120% of the mid-term applicable federal rate or the Union Planters common stock total investment return. In addition, Union Planters matches amounts deferred with up to a 25% company contribution based on various salary levels. The plan returns the compensation deferred plus interest earned upon termination of employment or earlier if otherwise elected by the participant.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN

The following graph and table set forth Union Planters cumulative shareholder return (assuming reinvestment of dividends) as compared to the Standard & Poor's 500 and the Standard & Poor's 500 Banks Index over a five-year period beginning December 31, 1997.

Note: The stock price performance shown on the graph and table below is not necessarily indicative of future price performance.



	December 31, 1997	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002
Union Planters Corporation	$100.00	$ 69.71	$ 63.74	$ 61.02	$ 80.44	$ 78.80
S&P 500	$100.00	$128.34	$155.14	$141.13	$124.40	$ 97.08
S&P 500 Banks Index	$100.00	$105.98	$ 91.68	$108.61	$108.61	$107.62
NYSE Financial Indicator	$100.00	$107.44	$109.10	$139.44	$130.93	$115.56

In last year's proxy statement, Union Planters has included the NYSE Financial Indicator in the comparison chart. In future years, Union Planters does not plan to continue to use the NYSE Financial Indicator. Union Planters is replacing the NYSE Financial Indicator with the S&P 500 Banks Index. Union Planters believes inclusion of the S&P 500 Banks Index is more appropriate than the NYSE Financial Indicator because the S&P 500 Banks Index contains companies that are more comparable to Union Planters than does the NYSE Financial Indicator.

RATIFICATION OF
APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

(PROPOSAL 2)

The Audit Committee has appointed PricewaterhouseCoopers LLP to serve as the independent public accountants of Union Planters for its fiscal year ending December 31, 2003. The Audit Committee seeks to have the shareholders ratify the appointment of PricewaterhouseCoopers. PricewaterhouseCoopers has served as the independent public accountants of Union Planters since 1985. Representatives of PricewaterhouseCoopers will be present at the Annual Meeting to respond to questions and to make a statement if they desire to do so. If the appointment of PricewaterhouseCoopers is not ratified by the shareholders, the Audit Committee may appoint other independent public accountants and will seek the shareholders' ratification of such appointment at a subsequent shareholders' meeting called for that purpose.

The Audit Committee unanimously recommends you vote for the ratification of the appointment of PricewaterhouseCoopers LLP as independent public accountants FOR fiscal year 2003.

INFORMATION ON FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS

The following table shows the fees paid or accrued by Union Planters for the audit and other services provided by PricewaterhouseCoopers LLP for fiscal year 2002.

Audit Fees		$ 1,057,256
Financial Information Systems Design and Implementation Fees(1)		7,510,182
All Other Fees		
Tax Services	$2,399,422	
Internal Audit Services(2)	1,300,260	
Other	—	
		3,699,682
Total Fees		$12,267,120

(1) These fees were paid to a unit of PricewaterhouseCoopers LLP that was sold effective October 1, 2002. Union Planters does not plan to utilize PricewaterhouseCoopers LLP for such services in future periods.

(2) Effective for 2003, Union Planters has engaged another public accounting firm to provide internal audit services and no longer plans to utilize PricewaterhouseCoopers LLP for such recurring services in future periods.

The Audit Committee has considered and determined that the provision of the non-audit services listed as "Financial Information Systems Design and Implementation Fees" and "All Other Fees" in the table above is compatible with maintaining the independence of PricewaterhouseCoopers LLP. While the Audit Committee believes that PricewaterhouseCoopers LLP maintained its independence during fiscal year 2002, the Audit Committee recognizes that the applicable provisions of the Sarbanes-Oxley Act of 2002 and its related rules and regulations require Union Planters to alter the non-audit services provided by PricewaterhouseCoopers LLP in fiscal year 2003. As described in the footnotes above, Union Planters has taken actions to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 and its related rules and regulations with respect to the non-audit services that PricewaterhouseCoopers LLP will provide to Union Planters in fiscal year 2003.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

During 2002 some of the directors and officers of Union Planters, and other persons and entities with which they are affiliated, were customers of, and had in the ordinary course of business banking transactions with, Union Planters' subsidiary banks. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than the normal risk of collectibility or present other unfavorable features. In 2002, Union Planters paid $126,245 to Stokes Bartholomew Evans & Petree, P.A. for legal services. Samuel W. Bartholomew, one of our directors, is a partner and shareholder of Stokes Bartholomew Evans & Petree, P.A. and serves as its Chairman and Chief Executive Officer.

OTHER INFORMATION

Shareholder Proposals for the 2004 Annual Meeting

Any shareholder proposals intended to be presented at Union Planters' 2004 Annual Meeting of Shareholders must be received in writing by Union Planters at its principal executive offices no later than November 7, 2003, in order to be included in our proxy statement and form of proxy relating to the 2003 Annual Meeting. Also, as to any shareholder proposal that is not submitted for inclusion in the proxy statement and form of proxy relating to the 2004 Annual Meeting, but is instead sought to be presented directly to the shareholders at the 2004 Annual Meeting, management proxy holders will be allowed to use their discretionary voting authority to vote on the proposal if either (1) we do not receive notice of the proposal before the close of business on November 7, 2003, or (2) we receive notice of the proposal by that deadline and advise the shareholders in the proxy statement for the 2004 Annual Meeting about the nature of the proposal and how management intends to vote on the proposal.

Annual Reports and Exhibits

Union Planters' Annual Report to Shareholders is enclosed with this proxy statement. Biographical information about our executive officers is included in Part I of the Annual Report on Form 10-K we are filing with the Securities and Exchange Commission for 2002, under the section entitled "Executive Officers of the Registrant." Neither the Annual Report to Shareholders nor the Form 10-K is to be considered proxy-soliciting material except to the extent expressly incorporated by reference in this proxy statement.

Any shareholder who wishes to obtain a copy, without charge, of Union Planters' Annual Report on Form 10-K for its fiscal year ended December 31, 2002, which includes financial statements and financial statement schedules, which is required to be filed with the Securities and Exchange Commission, may contact the Investors Relations Department, 6200 Poplar Avenue, Memphis, Tennessee 38119, or at telephone number (901) 580-5540.

Please mark, date, sign, and return the enclosed proxy card (or vote by telephone or Internet) as promptly as possible, whether or not you plan to attend the meeting in person. If you do attend the meeting, you may still vote in person, since the proxy may be revoked at any time prior to its exercise by delivering to the Corporate Secretary of Union Planters a written revocation of the proxy.

UNION PLANTERS CORPORATION

2002 ANNUAL FINANCIAL DISCLOSURES

FINANCIAL HIGHLIGHTS

| | Year Ended December 31, | | % |
	2002	2001	Change
	(Dollars in thousands, except per share data)		
Net earnings	$ 528,987	$ 443,550	19.3 %
Per common share:			
Basic	2.61	2.15	21.4
Diluted	2.59	2.13	21.6
Cash dividends	1.33	1.33	—
Book value	16.21	15.56	4.2
Return on average assets	1.62%	1.30%	
Return on average common equity	16.55	14.34	
Net interest margin	4.43	4.20	
Net interest spread	3.96	3.53	
Balance sheet data(1)			
Assets	$34,144,363	$33,197,604	2.9 %
Earning assets	31,146,824	30,137,038	3.4
Loans, net of unearned income	22,774,732	23,163,039	(1.7)
Allowance for losses on loans	350,931	341,930	2.6
Deposits	23,330,440	23,430,502	(0.4)
Shareholders' equity	3,226,282	3,223,741	0.1
Common shares outstanding (in thousands)	198,434	206,113	(3.7)
Capital ratios(1)			
Shareholders' equity to total assets	9.45%	9.71%	
Leverage ratio	7.47	7.56	
Tier 1 capital to risk-weighted assets	9.40	9.75	
Total capital to risk-weighted assets	13.89	14.47	
Credit quality ratios			
Allowance for losses on loans/loans(1)	1.56%	1.48%	
Nonperforming loans/loans(1)	1.17	1.02	
Allowance for losses on loans/nonperforming loans(1)	133	145	
Nonperforming assets/loans and foreclosed properties(1)	1.51	1.31	
Provision for losses on loans/average loans	.86	.55	
Net charge-offs/average loans	.82	.53	

---

(1) At year-end.

   All share and per share amounts throughout this document have been adjusted to reflect the three-for-two stock split completed in the second quarter of 2002.

UNION PLANTERS CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
	(Dollars in thousands, except per share data)				
Income Statement Data					
Net interest income	$ 1,289,445	$ 1,275,973	$ 1,231,116	$ 1,256,531	$ 1,207,233
Provision for losses on loans	(197,901)	(131,963)	(77,062)	(74,045)	(204,056)
Investment securities gains (losses)	23,027	9,582	381	2,128	(9,074)
Other noninterest income	763,427	760,089	559,021	510,582	577,833
Noninterest expense	(1,111,087)	(1,238,262)	(1,102,840)	(1,076,364)	(1,200,014)
Earnings before income taxes	766,911	675,419	610,616	618,832	371,922
Income taxes	(237,924)	(231,869)	(201,306)	(208,834)	(146,316)
Net earnings	$ 528,987	$ 443,550	$ 409,310	$ 409,998	$ 225,606
Per Common Share Data					
Net earnings					
Basic	$ 2.61	$ 2.15	$ 2.01	$ 1.92	$ 1.07
Diluted	2.59	2.13	2.00	1.90	1.05
Cash dividends	1.33	1.33	1.33	1.33	1.33
Book value	16.21	15.56	14.35	13.27	13.91
Balance Sheet Data (at year-end)					
Total assets	$34,144,363	$33,197,604	$34,720,718	$33,280,353	$31,691,953
Loans, net of unearned income	22,774,732	23,163,039	23,957,494	21,446,400	19,576,826
Allowance for losses on loans	350,931	341,930	335,452	342,300	321,476
Investment securities	5,467,283	4,780,629	6,843,670	7,472,455	8,301,703
Total deposits	23,330,440	23,430,502	23,113,383	23,372,116	24,896,455
Short-term borrowing(1)	3,637,610	3,076,679	6,086,896	5,422,504	1,648,039
Long-term debt(1)					
Parent company	890,017	878,626	379,303	379,656	378,249
Subsidiary banks	1,897,756	1,858,073	1,559,668	738,114	1,060,483
Total shareholders' equity	3,226,282	3,223,741	2,920,054	2,776,109	2,984,078
Average assets	32,617,526	34,209,871	33,882,405	32,902,370	30,744,326
Average shareholders' equity	3,203,027	3,100,945	2,807,672	2,980,664	2,931,703
Average shares outstanding (in thousands)					
Basic	201,927	205,543	202,756	212,781	208,551
Diluted	204,609	208,043	204,983	215,975	214,040
Profitability and Capital Ratios					
Return on average assets	1.62%	1.30%	1.21%	1.25%	.73%
Return on average common equity	16.55	14.34	14.63	13.80	7.71
Net interest margin	4.43	4.20	4.11	4.36	4.40
Net interest spread	3.96	3.53	3.41	3.69	3.60
Loans/deposits (period-end)	97.62	98.86	103.65	91.76	78.63
Common and preferred dividend payout ratio	51.05	61.92	66.62	69.93	113.67
Shareholders' equity/total assets (period-end)	9.45	9.71	8.41	8.34	9.42
Average shareholders' equity/average total assets	9.82	9.06	8.29	9.06	9.54
Leverage ratio	7.47	7.56	6.53	6.65	8.86
Tier 1 capital/risk-weighted assets	9.40	9.75	8.63	9.50	13.34
Total capital/risk-weighted assets	13.89	14.47	11.47	12.69	16.78
Credit Quality Ratios(2)					
Allowance for losses on loans/period-end loans	1.56%	1.48%	1.42%	1.64%	1.71%
Nonperforming loans/total loans	1.17	1.02	.57	.62	.83
Allowance for losses on loans/nonperforming loans	133	145	249	264	206
Nonperforming assets/loans and foreclosed properties	1.51	1.31	.75	.80	.97
Provision for losses on loans/average loans	.86	.55	.34	.36	1.04
Net charge-offs/average loans	.82	.53	.36	.47	.95

(1) Reference is made to Note 9 to Union Planters' consolidated financial statements for the components of short and long-term debt.

(2) Exclusive of FHA/VA loans, which represent minimal credit risk to Union Planters, and loans held for resale.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following provides a narrative discussion and analysis of the major trends affecting the results of operations and financial condition of Union Planters Corporation (Union Planters or the Company). This discussion supplements Union Planters' consolidated financial statements and accompanying notes, which begin on page F-44 and should be read in conjunction with the consolidated financial statements and the related financial tables beginning on page F-34. Throughout this discussion, certain prior year amounts have been reclassified to conform to the current year presentation.

Key Performance Highlights for 2002

- Net earnings for 2002 were $529.0 million, or $2.59 per diluted share, compared to $443.6 million, or $2.13 per diluted share, in 2001.

- Net earnings for 2002 represented a return on average assets of 1.62%, a return on average common equity of 16.55% and a return on average tangible common equity of 23.22%.

- The net interest margin on a fully taxable-equivalent basis was 4.43% in 2002, compared to 4.20% in 2001 and 4.11% in 2000.

- Average loans for 2002 decreased 4.4% to $23.11 billion compared to 2001, and average earning assets decreased to $29.68 billion, a decrease of 4.9%.

- Nonperforming assets as a percentage of loans and foreclosed properties increased from 1.31% at December 31, 2001 to 1.51% at December 31, 2002.

- Net charge-offs as a percentage of average loans were .82% for 2002 compared to .53% for 2001. The provision for losses on loans as a percentage of average loans was .86% for 2002 compared to .55% for 2001.

- Noninterest income increased 2.2% in 2002 compared to 2001.

- Noninterest expense decreased $127.2 million, or 10.3%, due in part to newly issued accounting guidance that reduced goodwill amortization by $43.0 million.

- The expense and efficiency ratios, as adjusted for amortization of goodwill, mortgage servicing rights and other intangibles, were .81% and 50.02%, respectively, for 2002 compared to 1.08% and 54.65%, respectively, for 2001.

- Key capital ratios include a tier-one capital to total risk-weighted assets ratio of 9.40% and a leverage ratio of 7.47% at December 31, 2002 compared to 9.75% and 7.56%, respectively, at December 31, 2001.

Union Planters Overview

Union Planters is headquartered in Memphis, Tennessee and is the largest bank holding company headquartered in Tennessee and is among the 30 largest bank holding companies based in the United States, with $34.14 billion in total assets at December 31, 2002. Union Planters Bank, National Association (Union Planters Bank or UPB), the principal banking subsidiary, was founded in 1869 and operates in 12 states: Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee and Texas. Union Planters offers a full range of commercial and consumer financial solutions through a network of 762 banking offices, 965 ATMs and the resources of specialized business units and subsidiaries. Trust services include investment management, personal trust services, employee benefit administration and proprietary mutual funds. Investment and insurance services include annuities, brokerage, life insurance, home and auto insurance, commercial property and casualty insurance, crop and hail insurance, environmental insurance and title insurance. Union Planters provides a full range of mortgage products through Union Planters banking centers and a network of mortgage production offices. Capital Factors, Inc. (Capital Factors), based in Boca Raton, Florida, provides

receivable-based commercial financing and related fee-based credit, collection and management information services. Capital Factors has regional offices in Atlanta, Georgia; Charlotte, North Carolina; Dallas,
Texas; Los Angeles, California; New York, New York; and an office specializing in financing to the rental
car industry in San Ramon, California. Strategic Outsourcing, Inc. (SOI), based in Charlotte, North
Carolina, provides professional employment services such as payroll administration, tax reporting,
compliance, workers' compensation, insurance and benefits management.

Cautionary Statement Regarding Forward-Looking Information

This discussion contains certain forward-looking statements (as defined in the Private Securities
Litigation Reform Act of 1995). These statements are contained in certain sections that follow, such as
Net Interest Income, Efficiency, Income Taxes, Loans, Allowance for Losses on Loans and Interest Rate
Risk. Forward-looking statements are not based on historical information, but rather are related to future
operations, strategies, financial results or other developments. The words "anticipate," "project," "expect,"
"believe," "intend," "estimate," "should," "is likely," "target" and other expressions that indicate future
events and trends identify forward-looking statements. Forward-looking statements are based on
management's expectations as well as certain assumptions and estimates made by, and information
available to, management at the time the statements are made. Examples of factors that could cause
future results to vary from current management expectations include the following: the timing and amount
of interest rate movements (which can have a significant impact on a financial institution); effects of
changes in general economic conditions, as well as economic conditions in markets in which Union
Planters conducts business and the impact in the United States of hostilities abroad; market and monetary
fluctuations and uncertainties in the financial markets; inflation; competition within and outside the
financial services industry; technology; risks inherent in originating loans, including prepayment risks,
fluctuations in collateral values and changes in customer profiles; loan loss experience, the rate of loan
charge-offs and the level of the provision for losses on loans; and changes in enacted tax rates and
accounting principles. Additionally, the policies of the Office of the Comptroller of the Currency (OCC),
the Board of Governors of the Federal Reserve System (Federal Reserve), and insurance and securities
regulatory agencies, unanticipated regulatory and judicial proceedings, unanticipated results in pending
litigation or Internal Revenue Service examinations, changes in the laws, regulations and regulatory
policies applicable to Union Planters and its subsidiaries, and Union Planters' success in executing its
business plans and strategies and managing the risks involved in the foregoing, could cause actual results
to differ materially from current expectations. Union Planters assumes no obligation to update any
forward-looking statements that are made from time to time.

Critical Accounting Policies

The accounting and reporting policies of Union Planters and its subsidiaries conform with accounting
principles generally accepted in the United States and general practices within the financial services
industry. The preparation of financial statements in conformity with generally accepted accounting
principles requires management to make estimates and assumptions that affect the amounts reported in the
financial statements and accompanying notes. Actual results could differ from those estimates. A summary
of Union Planters' significant accounting policies is contained in Note 1 to the consolidated financial
statements. Union Planters considers its more critical accounting policies to consist of the allowance for
losses on loans and the estimation of fair value, which are separately discussed below.

Allowance for Losses on Loans. The allowance for losses on loans represents management's best
estimate of inherent losses in the existing loan portfolio. The allowance for losses on loans is increased by
the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries.
The provision for losses on loans is determined based on management's assessment of several factors:
reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current
and anticipated economic conditions and the related impact on specific borrowers and industry groups,
historical loan loss experience, the level of classified and nonperforming loans and the results of regulatory
examinations.

Integral to the methodology for determining the adequacy of the allowance for loan losses is portfolio segmentation and impairment measurement. Under the Company's methodology, loans are first segmented into 1) those comprising large groups of smaller-balance homogeneous loans, including single-family mortgages, that are collectively evaluated for impairment and 2) all other loans that are individually evaluated. Those loans in the second category are further segmented utilizing a defined grading system which involves categorizing loans by severity of risk based on conditions that may affect the ability of borrowers to repay their debt, such as current financial information, collateral valuations, historical payment experience, credit documentation, public information and current trends. The loans subject to credit classification represent the portion of the portfolio subject to the greatest credit risk and where adjustments to the allowance for losses on loans as a result of provisions and charge-offs are most likely to have a significant impact on operations.

A periodic review of selected credits (based on loan size and type) is conducted to identify loans with heightened risk or inherent losses and to assign risk grades. The primary responsibility for this review rests with the management personnel assigned with accountability for the credit relationship. This review is supplemented with periodic reviews by Union Planters' credit review function, as well as periodic examination of both selected credits and the credit review process by the applicable regulatory agencies. The information from these reviews assists management in the timely identification of problems and potential problems and provides a basis for deciding whether the credit represents a probable loss or risk that should be recognized.

Loans are considered impaired if, based on current information and events, it is probable that Union Planters will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the fair value of the collateral for collateral-dependent loans. If the loan is not collateral-dependent, the measurement of impairment is based on the present value of expected future cash flows discounted at the historical effective interest rate or the observable market price of the loan. In measuring the fair value of the collateral, management uses assumptions (e.g., discount rates) and methodologies (e.g., comparison to the recent selling price of similar assets) consistent with those that would be utilized by unrelated third parties. Impairment identified through this evaluation process is a component of the allowance for loan losses. If a loan that is individually evaluated for impairment is found to have none, it is grouped together with loans having similar characteristics (e.g., the same risk grade), and an allowance for loan losses is maintained at a level approximating average charge-offs for all loans with the same risk grade for the past three years. Management also applies judgment to alter slightly the historical average charge-off rate for developing trends in the economy, in industries and other factors. For portfolio loans that are evaluated for impairment as part of homogenous pools, an allowance is maintained for these loans at a level approximating the average charge-offs for the past three years. Management also applies judgment to alter slightly the historical average charge-off rate for developing trends in the economy and other factors.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the conditions of the various markets in which collateral may be sold may all affect the required level of the allowance for losses on loans and the associated provision for losses on loans.

Estimation of Fair Value. Accounting principles generally accepted in the United States require that certain assets and liabilities be carried on the balance sheet at fair value. Furthermore, the fair value of financial instruments is required to be disclosed as a part of the notes to the consolidated financial statements for other assets and liabilities. Fair values are volatile and may be influenced by a number of factors, including market interest rates, prepayment speeds, discount rates, the shape of yield curves and the credit worthiness of counterparties. Following is a discussion of the estimation of fair value for Union Planters' more significant assets and liabilities:

Available for Sale Investment Securities and Trading Account Assets. Fair values for the majority of Union Planters' available for sale investment securities are based on quoted market prices. In instances where quoted market prices are not available, fair values are based on the quoted prices of similar instruments with adjustment for relevant distinctions (e.g., size of issue, interest rate, etc.). For trading account assets, fair value is estimated giving consideration to the contractual interest rates, weighted-average maturities and anticipated prepayment speeds of the underlying instruments and market interest rates. The fair values of residual interests in loans securitized or sold are estimated through the use of a model based on prepayment speeds, weighted-average life, expected credit losses and an assumed discount rate.

Loans Held for Resale.   Union Planters' mortgage banking activities include the origination of mortgage loans for resale in secondary markets. Loans held for resale are carried at fair value on an aggregate basis due to designated hedging relationships. The fair value of loans held for resale is based on anticipated liquidation values which are determined by factors including: the interest rate, size and maturity of the underlying loans and associated investor demand for those loans; anticipated cash flows generated from the loans; the timing of sales; the value of underlying collateral; and the use of a discount rate. Loans held for resale also includes the fair value of certain derivative financial instruments associated with loans held for resale and the mortgage pipeline, which are discussed below. Changes in mortgage interest rates and in market conditions could adversely impact earnings in future periods as a result of valuation adjustments required if the fair value of the portfolio of loans held for resale falls below cost. Union Planters uses derivative financial instruments, as discussed below, to hedge the fair value of its loans held for resale against changes in mortgage interest rates.

Mortgage Servicing Rights.   Mortgage servicing rights are stratified based on guarantor, origination period and interest rate of the underlying loans. The fair value of mortgage servicing rights strata is determined by discounted cash flow analysis through the use of a model. In developing estimates of expected future cash flows, management considers the available evidence, including the timing and amount of: prepayments, market discount rates, foreclosure rates, anticipated ancillary income, earnings credit on mortgagors' escrow deposits and cost to service. On a periodic basis, this evidence is compared for reasonableness with peer institutions, industry surveys and, where applicable and available, bulk and flow servicing sale transactions.

The most significant assumptions in the determination of fair value are prepayment speeds used in the valuation of each stratum and the discount rate. The model utilized by Union Planters gives consideration to the following attributes affecting the overall prepayment speeds for the underlying portfolio of loans giving rise to the mortgage servicing rights:

- Base prepayment speed, which reflects turnover in different housing markets.

- Aging, which reflects the time after loan origination that it takes for prepayments to reach their maximum level given constant interest rates.

- Points effect, which is based upon the difference between the coupon on the mortgage and prevailing interest rates. This reflects the different characteristics on no-point and low-point loans.

- Lagged interest rate effect representing the lag between interest rate changes and prepayment changes.

- Burnout arising from some borrowers having a greater propensity to prepay than others. As the fast prepaying borrowers leave a pool, the remaining borrowers are likely to prepay at slower rates.

- Seasonality, which is incorporated as a series of monthly adjustments, accounting for the yearly cycle of prepayments.

- Home price effect, which occurs when significant home price appreciation leads to an incentive to refinance. A favorable rate environment allows the borrower to access increased equity in their home at a relatively low rate.

- Adjustable Rate Mortgage (ARM) to ARM refinancing, representing the incentive to move from one ARM to a lower rate ARM.

- ARM to fixed refinancing, representing the incentive to move from an ARM to a fixed-rate mortgage.

Prepayment speeds are adversely impacted by declines in mortgage interest rates. At December 31, 2002, an immediate 50 and 100 basis point decline in mortgage interest rates would have resulted in a decline in the fair value of mortgage servicing rights of $52.0 million and $130.8 million, respectively.

The discount rate represents an adjustment that a potential buyer might demand to compensate for risk inherent in the collection of the future cash flows.

Other Real Estate. The fair values of other real estate are typically determined based on appraisals by independent third parties. The fair value of individual properties is determined by applying one or more of three common valuation approaches (comparable sales, cost or income/discounted cash flows) appropriate in the circumstances. Factors such as interest rates and general economic conditions affect appraised values. Consequently, increases in interest rates and adverse changes in general economic conditions could result in impairment to the value of other real estate.

Derivative Financial Instruments. The fair values of derivative financial instruments are calculated via models using interest rates. The calculated valuations are periodically confirmed with recognized derivative dealers.

Union Planters has developed risk management programs and processes designed to manage market risk associated with certain of the Company's business activities. Interest rate risk is a predominant risk that further influences a number of other business risks such as pricing risk, prepayment risk, valuation risk, balance sheet management and funding risk. As part of its risk management program, the Company utilizes derivative financial instruments to manage interest rate risks associated with its balance sheet activities. At year-end the derivative financial instrument positions were fair value hedges of loans held for resale, certain deposits and debt.

Loan production activities include the origination or acquisition of mortgage loans, the warehousing of those loans in inventory and the resale of those loans to investors in the secondary market. The Company utilizes derivative financial instruments to protect and manage interest rate risk and pricing risk associated with its loans held for resale and its mortgage pipeline. The derivative financial instruments associated with loans held for resale are accounted for as fair value hedges in accordance with applicable accounting literature. The derivative financial instruments that are designed to manage the interest rate risk associated with the mortgage pipeline are not designated as hedges and are marked-to-market through earnings. Since a derivative financial instrument cannot be accounted for as a hedge of another derivative financial instrument, the mortgage pipeline is effectively accounted for as marked-to-market. The fair value of derivative financial instruments associated with loans held for resale and the mortgage pipeline are included in loans held for resale.

All derivative financial instruments are marked-to-market and recorded on the balance sheet with changes in fair value recorded in the statement of earnings. Additionally, as long as the derivative financial instruments designated as fair value hedges continue to meet effectiveness criteria as defined by accounting literature, changes in the fair value of the hedged item are also included on the balance sheet and in the statement of earnings. At the inception of the hedging relationship and at least quarterly thereafter, Union Planters assesses each fair value hedge to determine whether it is effective. Should any fair value hedge cease to meet the effectiveness criteria, changes in the fair value of the derivative financial instrument would continue to be included in the statement of earnings. However, changes in the fair value of the hedged item would no longer be included in the statement of earnings; rather, any increase or decrease in the fair value of the hedged item previously recorded on the balance sheet would be amortized into the statement of earnings over the remaining life of the hedged item.

The fair values of derivative financial instruments are impacted by movements in market interest rates. In each of the hypothetical market interest rate changes described below, the indicated changes in the fair value of the derivative financial instruments would have been significantly offset by changes in the fair value of the hedged items. At December 31, 2002, if market interest rates had increased 50 or 100 basis points, the aggregate fair value of Union Planters' derivative financial instruments would have increased by $38.5 million and $74.3 million, respectively, with the fair value of hedged items decreasing

$41.7 million and $83.7 million, respectively. If market interest rates had decreased 50 or 100 basis points, the aggregate fair value of Union Planters' derivative financial instruments would have decreased by $46.7 million and $90.0 million, respectively, with the fair value of hedged items increasing $34.9 million and $69.9 million, respectively.

Goodwill.   Business combinations involving Union Planters' acquisition of the equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from Union Planters' ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at a reporting unit level at least annually using the present value of discounted cash flows. The calculation of cash flows for each reporting unit begins with an estimation for several trend scenarios in net earnings, taking into account anticipated effective tax rates, over the next 10 years, including historical, forecasted, high performance, low performance and worst-case trends. A terminal value, based on a five-year average historical earnings multiple, is added to each scenario at the end of 10 years to determine total cash flows. A discount factor, approximating the cost of capital, is then applied to each cash flow scenario to determine the present value. The present value of each scenario is then weighted based on the probability of occurrence as assessed by management. The resulting weighted average present value is compared to the recorded equity of each reporting unit. As long as the weighted average present value is greater, there is no impairment to goodwill. In the annual assessment for 2002, there was no impairment to goodwill for any reporting unit.

While Union Planters believes all assumptions utilized in its assessment of goodwill for impairment are reasonable and appropriate, changes in earnings, the effective tax rate, historical earnings multiples and the cost of capital could all cause different results for the calculation of the present value of future cash flows. The most sensitive of these assumptions is future earnings. Based on the 2002 assessment for impairment, a 30% decline in the amount of earnings for each reporting unit under the forecasted, high performance, low performance and worst-case trends would result in weighted average present values in excess of the recorded equity for each reporting unit and no impairment to goodwill.

The Company's management has discussed the development and selection of these critical accounting policies with the Directors' Audit Committee, and the Directors' Audit Committee has reviewed the Company's disclosure relating to them in this Management's Discussion and Analysis.

Business Combinations

In 2002, Union Planters did not complete any business combinations. The table below presents the two business combinations completed over the last three years. Table 1 and Note 2 to the consolidated financial statements present additional information regarding business combinations.

Management's philosophy has been to provide additional diversification of the revenue sources and earnings of Union Planters through the acquisition of well-managed financial institutions. This strategy generally targets in-market institutions, institutions in contiguous markets and institutions having significant local market share. Business combinations are sought that provide the opportunity to enhance Union Planters' existing product lines and to introduce new products and services. This strategy is also designed to enhance Union Planters' delivery system, to lower overall distribution costs, and to leverage existing banking and operational capabilities.

Business Combinations Completed Since January 1, 2000

Institution Acquired	Date	State	Assets	Consideration	Accounting Method
			(Dollars in millions)		
Strategic Outsourcing, Inc.	4/00	North Carolina	$ 20	$45.9 in cash	Purchase
Jefferson Savings Bancorp, Inc.	2/01	Missouri	1,605	6.6 million shares of common stock	Purchase(1)
Total assets of acquired institutions			$1,625		

(1) Shares subsequently repurchased. See Capital and Dividends discussion on page F-29 for more information.

CONSOLIDATED EARNINGS ANALYSIS

Net Earnings

Net earnings for 2002 were a record $529.0 million, or $2.59 per diluted common share, an increase of 19.3% over the $443.6 million, or $2.13 per diluted share, reported for 2001. Net earnings for 2000 were $409.3 million, or $2.00 per diluted share. Net earnings for 2002 represented a return on average assets of 1.62%, a return on average common equity of 16.55% and a return on average tangible common equity of 23.22%, compared to 1.30%, 14.34% and 20.83%, respectively for 2001.

Net Interest Income

Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix and maturity of earning assets and interest-bearing liabilities; interest rate fluctuations; and asset quality. For purposes of this discussion, net interest income is presented on a fully-taxable equivalent basis (FTE), which adjusts tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory income tax rate (currently 35% for Union Planters). Reference is made to Tables 2 and 3, which present Union Planters' average balance sheet and volume/rate analysis for each of the three years in the period ended December 31, 2002.

Fully taxable-equivalent net interest income for 2002 was $1.32 billion, a slight increase from $1.31 billion in 2001 and from $1.27 billion in 2000.

The net interest margin for 2002 was 4.43%, which compares to 4.20% and 4.11%, respectively, for 2001 and 2000. The net interest rate spread was 3.96% for 2002, an increase from 3.53% for 2001 and 3.41% for 2000.

Changes in net interest income and net interest margin since 2000 are the result of repositioning the balance sheet, which was largely completed during the first quarter of 2002. Reference is made to Union Planters' average balance sheet, analysis of volume and rate changes, and Market Risk and Asset/Liability Management section, which follow this discussion, for additional information regarding the changes in net interest income and balance sheet repositioning initiatives.

Management Initiatives. Over the course of the year in 2002, management has established initiatives to reposition the balance sheet to make the most effective use of assets, liabilities and capital. In this effort, Union Planters has grown transaction and savings accounts, which consist of demand deposit accounts, unlimited transaction interest-bearing accounts and limited transaction savings accounts; refinanced long-term debt; focused on pricing of customer relationships; and enhanced management of interest rate risk. The reduction in the average rate paid for interest-bearing liabilities is attributable to these management initiatives and the lower interest rate environment. Reference is made to the Market Risk and Asset/Liability Management section for a discussion of the impact of changing interest rates.

Focused management initiatives and a favorable interest rate environment also drove net interest margin performance in 2001. The key business drivers supporting growth in net interest income and improved net interest margin included:

- Growth in full-year-average core deposits of $.73 billion

- Sale or reduction of low return assets, including investment securities and selected loan products totaling $1.10 billion

- Increased focus on customer and product pricing strategies

- Sale of under-performing branches with higher rate deposit balances totaling $1.00 billion

This improvement was accomplished while reducing the level of earnings risk to changes in market interest rates. Reference is made to the Market Risk and Asset/Liability Management discussion for more details on interest rate risk management activities.

Impact of Market Interest Rates.   Throughout 2001, the Federal Reserve Bank steadily decreased the Federal Funds rate by a total of 475 basis points to 1.75% in an effort to stimulate economic growth. This decline in interest rates brought about increased prepayments on both loans and investment securities. In addition, the interest rates on variable rate loans were reset to the lower market interest rates. These factors combined to cause a reduction in interest income, which was more than offset by the decline in interest expense. This expense reduction resulted from repayment of higher-cost deposits and borrowing sources and reduced funding requirements that were an outgrowth of the management initiatives discussed elsewhere in this section.

In 2002, the Federal Reserve continued to decrease the Federal Funds rate from 1.75% at the end of 2001 to 1.25% at the end of 2002. This declining rate environment contributed to the decline in interest income. This decline was again more than offset by a decline in interest expense and resulted in modest growth in net interest income.

Interest Income.   The following table presents a breakdown of average earning assets:

	Years Ended December 31,		
	2002	**2001**	**2000**
Average earning assets (in billions)	$29.68	$31.20	$30.81
Comprised of:			
Loans	78%	77%	74%
Investment securities	16	18	24
Loans held for resale	5	4	1
Other earning assets	1	1	1
Fully taxable-equivalent yield on average earning assets	6.50	7.72	8.32

Taxable-equivalent interest income decreased 19.9% in 2002 to $1.93 billion. The decrease was attributable primarily to the decline in the average yield on earning assets, which fell from 7.72% in 2001 to 6.50% in 2002 and reduced interest income $337.2 million. The decline in yield is attributable primarily to the decline in market interest rates. The decrease in interest income was further affected by the decline in earning assets, principally loans and investment securities, which decreased interest income $141.6 million. The yield on loans was 6.63% in 2002, compared to 8.03% in 2001. The yield on investment securities was 6.36% in 2002 and 6.73% in 2001. The lower yield on loans was the primary factor driving the decrease in the earning assets yield. In 2002, average loans decreased 4.4%, driven primarily by management's decision to allow certain single-family real estate loan portfolios, consumer loan portfolios and foreign loan portfolios to liquidate. The total of these, which decreased average loans by $1.89 billion, or 7.8%, was partially offset by increases in the commercial real estate loans and home equity loans. The increases in these categories totaled $787.7 million or 3.3%. Management anticipates modest loan growth during 2003. This is a forward-looking statement, and actual results could differ because of several factors, including those identified in the discussion of Cautionary Statements Regarding Forward-

Looking Information. Average investment securities continued to decrease in 2002 as a result of increasing prepayments in the lower interest rate environment and strategies designed to manage interest rate risk. In the fourth quarter, management began to increase the amount of the investment securities portfolio in order to maintain a targeted interest rate risk profile. Reference is made to the Market Risk and Asset/ Liability Management discussion for more details on interest-rate risk management activities.

Average loans increased 5.9% in 2001. The key product drivers of the 2001 growth were real estate construction, commercial real estate and commercial financial and agricultural, the average of which increased 12.1% from December 31, 2000 to $12.08 billion at December 31, 2001. These increases were somewhat offset by a decline in average consumer loans of 9.3% to $2.55 billion at December 31, 2001. Average loans held for resale more than doubled to $1.17 billion, net of loan securitizations and sales totaling $1.94 billion. Loan demand slowed during the fourth quarter of 2001 due to the slowing economy. Average investment securities continued to decrease in 2001 as a result of management's strategy of reducing the proportion of investment securities to total earning assets as loan growth occurs. Reference is made to the Noninterest Income, Loan and Investments discussions for additional information regarding the changes in loans and investment securities.

In 2001, taxable-equivalent interest income was $2.41 billion, a decrease of 6.0% compared to 2000. The decrease was attributable primarily to the decline in the average yield on earning assets, which fell from 8.32% in 2000 to 7.72% in 2001 and reduced interest income $170.6 million. This decrease was somewhat offset by the growth of earning assets, principally loans, which increased interest income $16.0 million. The lower yield on loans was the primary factor driving the decrease in the earning assets yield.

Interest Expense. The following table presents a breakdown of average interest-bearing liabilities:

	Years Ended December 31,		
	2002	**2001**	**2000**
Average interest-bearing liabilities (in billions)	$24.21	$26.22	$26.41
Comprised of:			
Deposits	78%	74%	73%
Short-term borrowings	11	16	22
FHLB advances, short- and medium-term bank notes, and other long-term debt	11	10	5
Rate paid on average interest-bearing liabilities	2.54	4.19	4.91

Interest expense was favorably impacted by management initiatives to reduce the wholesale funding requirements of the Company through a managed reduction in assets and through deposit growth strategies that emphasize the acquisition of low cost transaction and savings deposits. See the Management Initiatives discussion within this section. Creation of a suite of retail deposit products with competitive product features and pricing were the key drivers of the growth in transaction and savings deposits. Interest expense decreased $484.4 million, or 44.1%, in 2002 compared to 2001. The decrease was attributable to the average rate paid for interest-bearing liabilities, which decreased from 4.19% in 2001 to 2.54% in 2002. This accounted for $410.9 million of the decrease in interest expense and was due primarily to the falling interest-rate environment discussed previously. Additionally, interest expense declined $73.5 million due to a $2.01 billion decrease in average interest-bearing liabilities. Average interest-bearing liabilities were impacted by a $1.70 billion decline in short-term borrowings, primarily short-term FHLB advances, a $236 million decrease in long-term FHLB advances, a $300 million increase of medium-term senior notes and a $434 million decrease in interest-bearing deposits. A lower time deposit balance resulted partially from customer preferences for money market products over time deposits, which is an industry-wide trend. Reference is made to the discussion on Deposits for additional information on interest-bearing deposits.

In 2001, interest expense decreased $198.4 million to $1.10 billion. The decrease was attributable to the average rate paid for interest-bearing liabilities, which decreased from 4.91% in 2000 to 4.19% in 2001. This accounted for $124.8 million of the decrease in interest expense and was due primarily to the falling interest-rate environment discussed previously. Additionally, interest expense decreased $73.7 million due to a $188.1 million decrease in interest-bearing liabilities. Average interest-bearing liabilities were impacted by a $1.70 billion decline in short-term borrowings, primarily short-term FHLB advances, a $1.33 billion increase in long-term debt including long-term FHLB advances, $500 million in subordinated debentures, and a $127 million increase in interest-bearing deposits.

Provision for Losses on Loans

The provision for losses on loans (the provision) is the charge to earnings that management determines to be necessary to maintain the adequacy of the allowance for losses on loans. In 2002, the provision was $197.9 million, or .86% of average loans, net of FHA/VA loans. This compares to a provision of $132.0 million, or .55% of average loans in 2001, and $77.1 million, or .34% of average loans in 2000.

The higher provision in 2002 compared to 2001 and 2000 is attributable to the growth in nonperforming loans and higher net charge-offs largely caused by the downturn in the economy. Reference is made to the Allowance for Losses on Loans and Nonperforming Assets discussions for additional information regarding loan charge-offs, the ratio of allowance for losses on loans to nonperforming loans and other items impacting the provision.

Noninterest Income

Noninterest income in 2002 was $786.5 million, an increase of $16.8 million from $769.7 million in 2001 and compared to $559.4 million in 2000. The major components of noninterest income are presented on the statement of earnings and in Note 12 to the consolidated financial statements. A discussion of the major components of noninterest income follows.

Service Charges on Deposit Accounts.   Service charges on deposit accounts are fees received for services related to retail and commercial deposit products. These fees are the largest component of noninterest income. Service charges increased 6.4% in 2002 to $232.2 million. This compares to $218.3 million and $182.0 million in 2001 and 2000, respectively. The increase in 2002 over 2001 is primarily attributable to the implementation of UPExcel pricing initiatives and increased volume of insufficient funds fees assessed. The increase in 2001 over 2000 was attributable to a more consistent administration of competitive pricing and collections on account relationships across the entire franchise. The growth of these fees is dependent on the level of deposits, the volume of customer transactions and competitive conditions in local markets.

Mortgage Banking Revenues.   Mortgage banking revenues are comprised of mortgage servicing income, mortgage origination fees, gains or losses on the sale of mortgage loans, gains on the sale of mortgage servicing rights, changes in the fair values of derivatives on mortgage loans and other miscellaneous fees related to mortgage origination and servicing activities. Mortgage banking revenues increased 32.3% in 2002 to $243.4 million. This compares to $183.9 million in 2001 and $117.9 million in 2000.

The low interest rate environment that characterized virtually all of 2001 increased mortgage loan production and mortgage refinancing activity over 2000 levels. The increased mortgage production in 2001 contributed to an 8.3% increase in mortgage servicing income to $63.5 million, a 127.8% increase in origination and other miscellaneous mortgage fees to $47.1 million, and a 334.0% increase in gain on sale of residential mortgages and capitalization of mortgage servicing rights to $51.4 million. Mortgage interest rates fell even lower throughout 2002 resulting in further record production volume and an associated 9.0% increase in mortgage servicing income to $69.2 million, a 15.6% increase in origination and other miscellaneous mortgage fees to $54.4 million, and an 86.0% increase in gain on sale of residential mortgages and capitalization of mortgage servicing rights to $95.5 million.

Single-family mortgage loans originated were $12.6 billion in 2002, compared to $10.9 billion and $4.8 billion in 2001 and 2000, respectively. In 2002, 2001 and 2000, $11.8 billion, $9.5 billion and $2.8 billion of mortgage loan originations, respectively, were sold in the secondary market, and the balance was retained in Union Planters' portfolio.

At December 31, 2002, Union Planters' single-family mortgage loan portfolio serviced for others totaled $20.0 billion, or 247,700 loans, compared to $16.2 billion and 241,700 loans, respectively, at December 31, 2001 and compared to $13.7 billion and 237,000 loans, respectively at December 31, 2000.

Merchant Services Income. Merchant services income was primarily Union Planters' merchant processing revenues. Income was earned by the conversion to cash of payments received by merchants from customers using credit cards, debit cards, purchase cards and private label credit cards. Merchant servicing income was $12.0 million in 2002, compared to $65.5 million in 2001 and $37.0 million in 2000. The decline in 2002 is attributable to the sale of substantially all of the portfolio in the fourth quarter of 2001. The increase in 2001 over 2000 is attributable to a gain of $23.4 million on the aforementioned sale of the portfolio, a $3.1 million increase in merchant discounts and a $2.0 million increase in other fees. As a result of the sale discussed above, Union Planters had minimal merchant servicing income after the third quarter of 2002 which resulted from a marketing and sales agreement with a third party.

Factoring Commissions and Fees. Commissions and fees earned from factoring activities were $41.5 million in 2002, an increase from $38.1 million in 2001 and compared to $38.3 million in 2000. Factoring volume was $3.99 billion in 2002, compared to $3.70 billion and $3.81 billion in 2001 and 2000, respectively. Factoring fees as a percentage of factored sales purchased have increased from .82% in 2000 and 2001 to .85% in 2002, due primarily to additional fees charged on accounts receivable purchased from debtors in possession.

Professional Employment Organization, Net Revenues. Net revenues (fees charged clients for services net of the direct costs to provide employees and services) were $28.3 million in 2002, compared with $21.9 million in 2001 and $13.8 million in 2000. The net revenues resulted from fees of $918.8 million, $802.6 million and $369.1 million in 2002, 2001 and 2000, respectively, and direct costs of $890.5 million, $780.7 million and $355.3 million, respectively. The increase in net revenues in 2002 over 2001 is primarily attributable to an increase in the pricing structure for these services as well as a $4.3 million charge in 2001 related to additional workers' compensation cost. The increase in 2001 over 2000 is primarily attributable to reporting a full year of operations in 2001, compared to approximately nine months in 2000, the year SOI was acquired.

Bankcard Fees. Bankcard fees for the usage of debit/ATM cards relate to the volume of debit, point-of-sale and ATM transactions and noncustomer usage of Union Planters' ATMs. Union Planters had 965 ATMs at December 31, 2002, compared to 964 at December 31, 2001 and 1,065 at December 31, 2000. Union Planters' ATMs by state are outlined on page F-20. These fees were $38.8 million in 2002, an increase of 26.2% over the 2001 total of $30.8 million, which represented an increase of 7.5% compared to 2000. The increases are due to the more consistent administration of pricing for bankcard products and services implemented in the fourth quarter of 2001, as well as an increase in transaction volume since the second quarter of 2001.

Trust Service Income. Trust service income represents fees from the administration of estates, personal trusts and employee benefit plans and investment advisory services. It also included stock transfer services, which were provided for a limited number of companies until Union Planters exited the stock transfer business in the fourth quarter of 2001. Trust service income in 2002 was $28.1 million, a slight increase from $28.0 million in 2001 and compared to $26.4 million in 2000. At December 31, 2002, total assets under administration were $8.3 billion, compared to $9.8 billion and $10.3 billion at December 31, 2001 and 2000, respectively. Of the assets under administration, managed assets were $3.5 billion at December 31, 2002, compared to $4.5 billion and $5.3 billion at December 31, 2001 and 2000, respectively. The increased revenues in 2002 and 2001 on a lower base of assets under administration is due to more consistent administration of pricing for trust services. The decline in assets under administration is due to the combined effect of a decline in the number of trust accounts and the performance of the trust assets, which has been similar to that of the equities markets.

Investment Securities Gains. Investment securities transactions are an integral part of balance sheet and interest rate risk management activities and result in gains or losses being realized from the sale of securities. Securities gains were $23.0 million in 2002, compared to $9.6 million in 2001 and $.4 million in 2000.

Investment and Insurance Services.   Investment and insurance services income includes annuity sales income, insurance commissions and brokerage fee income, which are generated by Union Planters' Financial Services Group. Revenues from these sources were $54.9 million in 2002, compared to $50.9 million in 2001 and $47.7 million in 2000. Union Planters distributes these products primarily through the retail branch network, where there are currently over 1,800 licensed annuity and insurance agents. Brokerage fee income is generated through a centrally located discount brokerage operation. In addition, full-service registered representatives handle sales of investment products, primarily in the metropolitan markets served by Union Planters.

Annuity sales income is generated from commissions resulting from the sale of fixed-rate annuities. Income from annuity sales commissions was $20.4 million in 2002, an increase from $18.3 million in 2001 and compared to $12.0 million in 2000. The increase in 2002 was attributable to the falling interest rate environment and stock market volatility that characterized 2002. The increase in 2001 was attributable to continued emphasis on identifying financial solutions for customers and developing relationship-management skills, as well as the falling interest rate environment and stock market volatility.

Insurance commission income is generated from the sale of debt protection products, mortgage, property and casualty, title and other bank-eligible insurance products. In 2002, insurance commissions were $18.1 million, compared to $16.3 million in 2001 and $17.8 million in 2000. Union Planters owns a captive credit life underwriter that allows the Company to participate in underwriting gains. The increase in 2002 is primarily attributable to a $1.4 million increase in title insurance commissions, a $1.5 million increase in term life commissions and a $.6 million increase in mortgage insurance commissions, offset by a $.8 million decrease in property and casualty commissions. The decrease in 2001 was due to a $.6 million decrease in property and casualty commissions and a $.5 million decrease in mortgage insurance commissions, partially offset by a $.5 million increase in title insurance commissions.

Brokerage fee income is generated through full-service and discount brokerage operations. Brokerage fee income in 2002 was $15.6 million, a 2.2% decrease from the $16.0 million in 2001. In 2000, these fees were $17.9 million. The declines in 2002 and 2001 resulted from lower levels of trading in equity securities tied to market declines and volatility. This operation currently has approximately 375 licensed "Series 6" and "Series 7" platform agents as well as dedicated full service representatives.

Other Income.   Significant changes in other components of noninterest income include:

- Profits and commissions from trading activities relate to Union Planters' SBA (Small Business Administration) trading operation, which buys, sells and securitizes government-guaranteed SBA pools and government-guaranteed portions of SBA loans. Profits and commissions from this operation were $5.5 million in 2002, a decrease of $2.6 million from 2001. In 2001, SBA trading profits and commissions were $8.1 million, an increase of $2.2 million from $5.9 million in 2000. The fluctuations from year-to-year are directly attributable to the unusual level of volatility in the fixed income markets, uncertainty in the financial markets and the changing interest rate environment.

- Union Planters has a limited partnership investment of $11.5 million in VSIBG, a registered broker-dealer whose principal business is the purchase and sale of fixed income securities to institutional clients. This investment is accounted for under the equity method. Earnings from this investment decreased slightly to $5.7 million in 2002, compared to $5.9 million in 2001 and $.6 million in 2000. The higher earnings in 2002 and 2001 over 2000 are due primarily to better performance in the bond markets compared to the equity markets over the past two years.

- As part of a branch optimization project, Union Planters has sold or closed approximately 120 underperforming branches since the fourth quarter of 2000. The sales resulted in gains of $5.4 million, $44.8 million and $2.8 million in 2002, 2001 and 2000, respectively. The substantial majority of the sales occurred in 2001, and correspondingly, the 2001 gain was much larger than the previous or succeeding year.

- Union Planters had a $3.2 million investment in a third-party Internet delivery company that developed Union Planters' Internet delivery system, which was written off in 2001. In 2000, the accounting for this investment was changed from the equity method to the cost method, due to a decline in Union Planters' ownership percentage and a reduction of Union Planters' representation on the board of directors.

- In 2000, Union Planters recognized a net gain of $4.8 million related to the reversion of excess assets of a terminated pension plan of an acquired entity. There were no corresponding amounts in 2001 or 2002.

Noninterest Expense

Noninterest expense decreased 10.3% in 2002 to $1.11 billion, compared to $1.24 billion and $1.10 billion in 2001 and 2000, respectively. The components of noninterest expense are presented on the statement of earnings and in Note 12 to the consolidated financial statements. A discussion of the major components of noninterest expense follows.

Salaries and Employee Benefits. These expenses represent the largest category of noninterest expense and totaled $536.8 million in 2002, a slight decrease from $537.1 million in 2001 and an increase from $508.4 million in 2000. The 2002 amount includes $5.9 million, primarily severance, incurred in connection with the UPExcel project, which is discussed below, and excludes $2.9 million capitalized for internally-developed software. The 2001 amount includes $7.2 million, primarily severance, incurred in connection with the UPExcel project. The 2000 amount includes $11.5 million of charges related to the settlement of executive contractual obligations and death benefits. Excluding these amounts salaries and employee benefits were $530.9 million in 2002, $529.9 million in 2001 and $497.0 million in 2000. The increase in 2002 over 2001 is attributable to increases in salaries, incentive compensation and commissions paid to brokers in connection with record mortgage loan production during 2002. These increases were substantially offset by savings resulting from a reduction in the number of personnel. The 2001 increase is attributable to a 2001 purchase acquisition, salary increases, incentive compensation and severance pay, partially offset by savings resulting from a reduction in the number of personnel. At December 31, 2002, Union Planters had 10,836 full-time equivalent employees compared to 11,797 and 12,444, respectively, at December 31, 2001 and 2000.

Net Occupancy and Equipment Expense. Net occupancy expense was $102.0 million in 2002, $104.4 million in 2001 and $93.1 million in 2000. Equipment expense was $84.2 million for 2002, $89.4 million for 2001 and $84.7 million for 2000. The 2002 and 2001 amounts for net occupancy include $.1 million and $1.1 million, respectively, in expenses incurred in connection with the UPExcel project. Similarly, the 2002 and 2001 amounts for equipment expense include $.8 million for both years in expenses incurred in connection with the UPExcel project. Excluding these amounts net occupancy expense was $101.9 million for 2002, a decrease of 1.4% from the $103.3 million for 2001 and equipment expense was $83.4 million in 2002, a decrease of 5.8% from the $88.5 million for 2001. The decrease in 2002 from 2001 is attributable to better control over spending, renegotiated contracts with vendors, as well as a decrease in the number of banking locations. The growth in 2001 was driven by acquisitions and by investments in technology hardware and software and was slightly offset by the impact of branch sales during the year.

Goodwill and Other Intangibles Amortization. In 2002, goodwill and other intangibles amortization decreased $43.7 million to $21.9 million. This compares to $65.6 million in 2001 and $64.1 million in 2000. The decrease in 2002 over 2001 is attributable to the issuance of new accounting guidance requiring that amortization of most goodwill, including that associated with purchases of branches which constituted a business, be discontinued. The impact was an increase of $.19 in diluted earnings per share in 2002. The pro-forma impact on diluted earnings per share for 2001 and 2000 would have been an increase of $.19 and $.17, respectively. The increase in 2001 over 2000 is related primarily to the acquisition of Jefferson

Heritage and a full year of amortization in 2001 of the goodwill arising from the acquisition of SOI in 2000.

Mortgage Intangibles Expense. In 2002, mortgage intangibles expense, comprised of amortization expense as well as impairment in the carrying value as measured against fair value, was $34.5 million compared to $57.6 million in 2001 and $19.9 million in 2000. The lower interest rate environment during 2002 and 2001 gave rise to record mortgage loan production in both years and additional mortgage servicing rights of $156.6 million and $94.7 million, respectively. This interest rate environment also resulted in increased prepayments and payoffs for both years, which accelerated the amortization of mortgage servicing rights and resulted in an impairment charge of $21.8 million in 2001. As more fully discussed below, Union Planters changed to a new prepayment speed model during the third quarter of 2002. As a result of this change, a net recovery of previously recorded impairment of $2.8 million was recognized during 2002.

Union Planters accounts for its mortgage servicing rights at the lower of cost or fair value; fair value is determined by discounted cash flow analysis. In accordance with relevant accounting literature, management considers all available evidence in developing estimates of the fair value of mortgage servicing rights, including the timing and amount of: expected future cash flows, market discount rates, prepayment speeds, foreclosure rates, anticipated ancillary income, earnings credit on mortgagors' escrow deposits and cost to service. On a periodic basis, this evidence is compared for reasonableness with peer institutions, industry surveys and, where applicable and available, bulk and flow servicing sale transactions.

Management continually reassesses its processes and procedures across the Company. As a result of planned enhancements to its asset/liability risk measurement and management processes, in the third quarter of 2002, the Company began utilizing a new prepayment speed model for the valuation of all mortgage-related assets within the Company, including mortgage servicing rights. The Company chose this new model as it believes it results in a closer alignment of estimated prepayment speeds to actual experience and is a model already accepted in the banking industry. Furthermore, the Company believes the new model is more responsive to the underlying characteristics of its serviced mortgage loans.

As of June 30, 2002, the mortgage servicing rights for two strata of loans had impairment of $11.9 million as measured using the Company's former prepayment speed model. As of that same date, utilizing the new model, the mortgage servicing rights for the same stratum of loans had an estimated fair value of $42.1 million more than the value at which they had been recorded (unrealized appreciation). The impact of the change to the new modeling tool was a recovery in impairment during the third quarter of 2002 of the $11.9 million previously recorded through June 30, 2002.

UPExcel Project Expense. During the first quarter of 2001, Union Planters began a strategic initiative, UPExcel, to drive significant new business growth and to better control costs. The UPExcel program was a comprehensive "grass roots" self-improvement project that, over an 18-month period ending December 31, 2002, was designed to enhance client service, identify opportunities for new revenue generation and expense savings, and result in more efficient and more profitable operations. At the end of the second quarter of 2001, the project was entering the final planning phase, after which implementation of the various initiatives was begun. Some of the changes resulting from the project were in place at December 31, 2001, including a new management structure and enhanced customer service through certain delivery channels. Included in noninterest expense for 2002 and 2001 are $15.8 million and $30.9 million, respectively, of costs related to this project, which break down as follows:

	Years Ended December 31,	
	2002	2001
	(Dollars in thousands)	
Consulting fees	$ 3,550	$12,478
Salaries and employee benefits	5,876	7,173
Personnel related costs	681	1,443
Write-off of various assets sold or otherwise disposed of due to obsolescence and replaced with new processes and systems	4,169	7,897
Occupancy and equipment expense	938	1,904
Taxes other than income	600	—
Total UPExcel expenses	$15,814	$30,895

Other Noninterest Expenses. Significant changes in other noninterest expenses in 2002 from 2001 include the following:

- Credit-related expenses, including the costs of collection efforts as well as appraisal fees, costs of credit reports, recording fees and other expenses associated with the origination of loan products, increased $17.3 million in 2002 to $42.8 million. This compares to $25.5 million in 2001 and $8.7 million in 2000. The increase in credit-related expenses in both years is attributable to collection efforts resulting from the increases in delinquent loans and to increases in loan production, primarily mortgage loans.

- Communications expense decreased $5.8 million to $29.5 million in 2002 compared to $35.3 million in 2001 and $37.1 million in 2000. The decrease in 2002 is due to a reduction in the number of long-distance carrier providers for voice and data as well as more favorable rates negotiated with the remaining carriers. The decrease in 2001 compared to 2000 is attributable to certain costs for the expansion of operations and the technology to support operations in twelve states that were incurred in 2000.

- Postage and carrier expense decreased $4.0 million in 2002 to $26.6 million from $30.6 million in 2001 and $29.2 million in 2000. The decrease in 2002 is due to more favorable terms negotiated with carrier services, as well as branch sales occurring since the third quarter of 2001.

- Stationary and supplies decreased $3.4 million to $19.7 million in 2002 compared to $23.1 million in 2001 and $26.2 million in 2000. The decrease in 2002 is due to improved procurement processes, favorable pricing negotiated with a primary approved vendor for these items and a reduction in the number of employees. The decrease in 2001 compared to 2000 is due to the sale of branches and the initial impact of certain UPExcel initiatives.

- Merchant services expense declined to $.3 million in 2002 from $26.9 million in 2001 and compared to $26.0 million in 2000 due to the sale of this nonstrategic business in the fourth quarter of 2001.

- Legal fees increased $7.2 million in 2002 to $18.9 million compared to $11.7 million in 2001 and $12.3 million in 2000. The increase in 2002 is primarily due to a $4.3 million increase in litigation reserves related to revisions in the range of probable losses of several cases in which the Company is a defendant, none of which are expected to have a material impact on the Company. The majority of the remaining increase relates to the cost of legal proceedings in a number of credit-related and other matters.

- Other real estate expense increased $3.7 million to $11.1 million in 2002 compared to $7.4 million in 2001 and $6.3 million in 2000. The increase in 2002 is due to an increase in the number of foreclosed properties.

- Miscellaneous charge-offs decreased $19.4 million in 2002 to $15.3 million, down from $34.7 million in 2001 and $18.0 million in 2000. The 2001 amount includes approximately $7.7 million included in UPExcel expenses discussed above. The decrease in 2002 is primarily due to $7.0 million in write-offs of software, equity investments and other items in 2001. These same write-offs account for the increase in 2001 compared to 2000.

Efficiency

Productivity in the banking industry is commonly measured by the efficiency ratio, which measures the amount of expense dollars utilized to generate a dollar of revenue. Union Planters calculates this ratio by dividing noninterest expense less the amortization of goodwill, mortgage servicing rights and other intangibles, by the sum of fully taxable-equivalent net interest income and noninterest income. For 2002, the efficiency ratio was 50.02% compared to 54.65% for 2001. The 2002 improvement is attributable to the broad impact of UPExcel cost control initiatives and improved productivity. Consolidation and renegotiation of vendor contracts and improved controls over consumption reduced communications, equipment, postage and carrier, stationery and supplies, and other costs. Further, the branch optimization project reduced occupancy and other operating expenses. Management believes the ongoing impact of UPExcel initiatives will result in the growth of top line revenue while maintaining control over the growth of noninterest expense, which should continue to improve the efficiency ratio. This is a forward-looking statement, and actual results could differ because of several factors, including those identified in the discussion of Cautionary Statements Regarding Forward-Looking Information.

Income Taxes

Income taxes consist of provisions for federal and state income taxes totaling $237.9 million in 2002, or an effective rate of 31.02%. This compares to applicable income taxes of $231.9 million in 2001 and $201.3 million in 2000, or effective tax rates of 34.33% and 32.97%, respectively. The variances from federal statutory rates (35%) are primarily attributable to the level of tax-exempt income from investment securities and loans, asset restructuring related to capital raising and state tax planning, and the effect of state income taxes. The decrease in the effective rate in 2002, as compared to 2001, is due to the change in the mix of taxable and nontaxable revenues and the change in accounting treatment for goodwill. Additionally, other tax strategies were initiated that are designed to enhance the Company's ability to raise Tier I capital and have the added benefit of reducing both federal and state tax expense. The Company anticipates that its 2003 annualized effective tax rate will approximate or be slightly below that for 2002. This is a forward-looking statement, and actual results could differ because of several factors, including those identified in the discussion of Cautionary Statements Regarding Forward-Looking Information. The increase in the effective tax rate in 2001, as compared to 2000, was attributable to changes in the mix of taxable and nontaxable revenues, primarily tax-exempt income from investment securities.

In the second quarter of 2002, Union Planters finalized a routine examination by the Internal Revenue Service. The examination covered calendar years 1996 through 1998 and resulted in no material changes to the returns as filed.

At December 31, 2002, Union Planters had a net deferred tax asset of $14.3 million, which is included in other assets. This compares to a net deferred asset of $67.4 million at December 31, 2001. A significant portion of the decrease is attributable to the increase during 2002 in the deferred tax liability related to mortgage servicing rights. Management believes that the deferred tax asset will be fully realized, and, therefore, no valuation allowance has been provided. For additional information regarding Union Planters' effective tax rates for all periods, and the components of the net deferred tax asset, see Note 14 to the consolidated financial statements.

BUSINESS SEGMENT REVIEW

Union Planters is managed along both traditional and nontraditional banking lines. During 2002, Union Planters enhanced the way operating results are reported to and reviewed by management, including the allocation of certain expenses. As a result, Union Planters' now has two reportable business segments, banking and mortgage banking. All business segment information for 2001 and 2000 has been restated on a basis consistent with that for 2002. For the years ended December 31, 2002, 2001 and 2000, banking accounted for 78%, 80% and 84%, respectively, of total revenues (the sum of net interest income and noninterest income), while mortgage banking accounted for 15%, 11% and 7%, respectively. For those same years, banking accounted for 85%, 98% and 98%, respectively, of earnings before taxes, while mortgage banking accounted for 15%, 4% and 2%, respectively.

Reference is made to Note 18 to the consolidated financial statements for additional information regarding Union Planters' lines of business reporting. The following table summarizes earnings before income taxes for banking, mortgage banking, the other operating units as a group and the parent company for the past three years:

	Earnings (Loss) Before Taxes		
	2002	2001	2000
	(Dollars in millions)		
Banking operations	$649.0	$659.9	$596.2
Mortgage banking	116.1	23.7	11.7
Other operating units	50.7	41.9	21.8
Parent company(1)	(48.9)	(50.1)	(19.1)
Consolidated earnings before income taxes	$766.9	$675.4	$610.6

(1) Net of the elimination of intercompany earnings and dividends.

Banking. The banking segment consists of traditional deposit taking and lending functions, including consumer, commercial and corporate lending, as well as the origination of mortgage loans both to be retained in the loan portfolio and to be sold into the secondary market; retail banking; on-line banking; and trade-finance activities. Listed below for the banking segment are the approximate percentages of total loans and deposits and the number of banking offices and ATMs by state as of December 31, 2002.

	Percentage of Banking Operations		Number of	
	Loans	Deposits	Banking Offices	ATMs
Alabama	2%	1%	19	22
Arkansas	3	3	34	35
Florida	20	17	72	79
Illinois	5	5	86	107
Indiana	9	8	72	84
Iowa	3	2	24	26
Kentucky	5	5	29	30
Louisiana	4	3	23	22
Mississippi	11	11	116	119
Missouri	15	17	81	85
Tennessee	21	26	191	337
Texas	2	2	15	19
Total	100%	100%	762	965

Earnings before income taxes were $649.0 million in 2002 compared to $659.9 million in 2001 and $596.2 million in 2000.

Net interest income has been relatively flat over the past three years amounting to $1.18 billion in 2002 compared to $1.17 billion in 2001 and $1.16 billion in 2000. Both 2002 and 2001 were years in which decreasing interest rates prevailed. This along with the runoff or sale of certain nonstrategic earning assets and underperforming branches resulted in decreased interest income on a fully tax-equivalent basis. The decrease in interest income has been accompanied by a decrease in interest expense, which resulted from the declining interest rate environment and several management initiatives, including a shift in the funding mix. Reference is made to the Management Initiatives discussion on page F-10 for additional information.

The provision for losses on loans was $157.7 million in 2002, compared to $92.6 million in 2001 and $54.8 million in 2000. The increases in the provision are attributable to the growth in nonperforming loans and higher net charge-offs largely caused by the downturn in the economy.

Noninterest income was $434.2 million in 2002, compared to $471.1 million in 2001 and $333.1 million in 2000. The decrease in 2002 compared to 2001 resulted principally from $53.5 million less in merchant services income as a result of the sale of this nonstrategic portfolio in the fourth quarter of 2001 and $39.4 million less in gains on branch sales as a result of substantially fewer branch sales in 2002 than in 2001. These decreases were significantly offset by a $25.9 million increase in service charges on deposit accounts and other fees; a $13.4 million increase in gains on sales of securities; and an $8.1 million increase in bankcard fees. The increase in 2001 over 2000 resulted principally from a $23.4 million gain on the sale of the merchant services portfolio; a $42.0 million increase in gains on branch sales; a $38.8 million increase in service charges on deposit accounts and other fees; a $9.2 million increase in gains on sales of securities; and a $2.2 million increase in bankcard fees.

Noninterest expense was $803.4 million in 2002 compared to $886.1 million in 2001 and $845.2 million in 2000. The decrease in 2002 compared to 2001 is attributable to a decrease of $40.0 million in goodwill amortization as the result of new accounting guidance requiring that amortization of most goodwill, including that associated with branch purchases constituting a business, be discontinued; $53.5 million less in merchant services expenses as a result of the sale of substantially all of the portfolio in the fourth quarter of 2001; and a $12.3 million decrease in consulting fees principally related to the costs associated with the branch optimization and UPExcel projects in 2001. Noninterest expense was also reduced by the impact of numerous UPExcel cost reduction measures. These decreases were slightly offset by several smaller increases, including credit-related expenses. The increase in 2001 over 2000 is primarily attributable to $12.5 million in UPExcel consulting fees and several write-offs arising from the UPExcel initiative aggregating $7.9 million. These increases were offset by an $11.5 million reduction in settlement of executive contractual obligations and several other smaller items.

Mortgage Banking.   The mortgage banking segment of Union Planters includes the origination, sale and servicing of both fixed- and adjustable-rate single-family first mortgage loans. Union Planters has 28 mortgage production offices located in Alabama, Arizona, California, Colorado, Florida, Georgia, Illinois, Nevada, North Carolina, Ohio, Texas and Washington. The types of loans originated include the following:

- Loans that meet the standard underwriting policies and purchase limits established by the government agencies Fannie Mae and Freddie Mac (conforming conventional loans)

- Loans in amounts greater than Fannie Mae and Freddie Mac purchase limits (jumbo loans)

- Loans insured or guaranteed under FHA and VA programs

- Loans exclusively for sale to specific investors that conform to the requirements of such investors

- Affordable housing loans in UPB's marketplaces

- Loans that are considered portfolio product and retained by UPB as an asset

Mortgage loans in the mortgage banking segment are principally originated for sale into the secondary market, with the servicing rights typically retained. Certain originated loans are also retained in a portfolio of mortgage loans. "Conforming conventional loans" are mortgages eligible for secondary market purchase by Fannie Mae, Freddie Mac, Ginnie Mae or mortgage conduits. The government agency maximum loan limit is revised annually according to year-to-year changes in average purchase prices of conventionally financed single-family homes. When these loans are sold into the secondary market, they are typically pooled and exchanged for securities issued by Fannie Mae or Freddie Mac, which are sold to investment banking firms. "Jumbo loans" are conventional mortgages exceeding the maximum amount a government agency will purchase from a mortgage originator, and substantially all production of these loans is sold to private investors. FHA-insured and VA-guaranteed loans produced for sale in the secondary market are pooled to form Ginnie Mae mortgage-backed securities, which are sold to investment banking firms. Loans originated through the wholesale offices are purchased through approximately 3,000 approved mortgage brokers. A formal approval and monitoring process is in place to select all brokers, assess their performance and evaluate the credit quality of loans they originate. Mortgage brokers demonstrating unacceptable performance or insufficient loan activity are removed from UPB's program.

Union Planters ranks among the 30 largest residential mortgage loan servicers in the United States. The servicing portfolio includes Fannie Mae, Ginnie Mae, Freddie Mac and private investors' loans, as well as loans owned by Union Planters.

Earnings before income taxes were $116.1 million in 2002, compared to $23.7 million in 2001 and $11.7 million in 2000.

Net interest income was $116.1 million in 2002, compared to $91.6 million in 2001 and $32.6 million in 2000. The average balances in loans held for resale were $1.49 billion, $1.17 billion and $.37 billion in 2002, 2001 and 2000, respectively. The increases in 2002 and 2001 in net interest income are primarily attributable to these higher average balances.

The provision for losses on loans was $25.4 million in 2002, compared to $28.0 million in 2001 and $6.3 million in 2000. The increases in the provision are attributable to the growth in nonperforming loans, largely brokered home equity product, and higher net charge-offs largely caused by the downturn in the economy.

Noninterest income was $184.1 million in 2002, compared to $140.3 million in 2001 and $99.9 million in 2000. The increases in 2002 and 2001 are attributable to the record mortgage loan production in the declining interest-rate environment characterizing both years. The record production gave rise to increases in mortgage servicing income, origination and other miscellaneous fees, and gains on sales of residential mortgages and capitalization of mortgage servicing rights.

Noninterest expense was $158.7 million in 2002, compared to $180.2 million in 2001 and $114.4 million in 2000. The decrease in 2002 compared to 2001 is primarily attributable to a decrease of $23.0 million in mortgage intangibles expense, which includes the amortization and impairment of mortgage servicing rights. Noninterest expense was also reduced by the impact of numerous UPExcel cost reduction measures. These decreases were significantly offset by an increase in variable expenses associated with production, including commissions and other expenses. The increase in 2001 compared to 2000 is primarily attributable to a $37.7 million increase in mortgage intangibles expense as well as significant increases in credit-related expenses.

Other Nonreportable Segments.   A wholly-owned subsidiary, Capital Factors, provides receivable-based commercial financing and related fee-based credit, collection and management information services to small- and medium-sized companies. Capital Factors purchases accounts receivable from its clients pursuant to factoring agreements, earning commissions and other fees in return for the services rendered to clients, including the outsourcing of accounts receivable management.

SOI, a wholly-owned subsidiary, was acquired in April 2000. SOI is one of the largest providers of professional employment services in the United States, which include workers' compensation, employee benefit, payroll administration, safety and risk management services, human resource administration and compliance administration. Clients, which are typically small- or medium-sized businesses, are provided cost-effective approaches to critical human resources responsibilities and employer risks. These services complement other services offered to small- and medium-sized businesses by Union Planters.

In addition to Capital Factors and SOI discussed above, the following other nontraditional banking lines are managed on a separate basis:

- ***Financial Services*** — includes investment management, personal trust services, employee benefit administration, proprietary mutual funds, sales of bank-eligible insurance and investment products, including annuities, debt protection products and mortgage insurance products sold through Union Planters Bank's extensive platform distribution sales force, and full-service and discount brokerage services

- *SBA Loan Trading* — purchasing, packaging and securitizing the government-guaranteed portions of Small Business Administration (SBA) loans

FINANCIAL CONDITION ANALYSIS

During 2002, Union Planters completed an initiative to improve the efficiency of the balance sheet. As a part of this repositioning, Union Planters sold selected investment securities, reduced low-return loan portfolios, sold branches with higher-rate deposits, targeted demand deposit growth and refinanced long-term debt. As a result, the percentage of average earning assets to average interest-bearing liabilities increased from 119% in 2001 to 123% in 2002. At December 31, 2002, Union Planters reported total assets of $34.14 billion and total liabilities of $30.92 billion, increases of 2.9% and 3.2%, respectively, from December 31, 2001. Table 2 presents information on average balances for the three years ended December 31, 2002.

Earning Assets

Earning assets are composed of loans, loans held for resale, investment securities, trading account assets, federal funds sold, securities purchased under resale agreements and interest-bearing deposits at financial institutions. The net interest income from these assets accounted for 62% of Union Planters' revenue stream in both 2002 and 2001. At December 31, 2002, earning assets totaled $31.15 billion, compared to $30.14 billion at year-end 2001. Average earning assets were $29.68 billion in 2002, compared to $31.20 billion in 2001. During 2002, the mix of earning assets shifted slightly as loans held for resale, home equity loans and investment securities all increased while single-family mortgages, commercial, financial and agricultural loans and consumer loans decreased.

Loans Held for Resale

These loans primarily represent mortgages to be sold in the secondary market and totaled $2.40 billion at December 31, 2002, an increase from $1.86 billion at December 31, 2001. Average loans held for resale totaled $1.49 billion in 2002 and $1.17 billion in 2001. The increase is attributable to the increased production in mortgage loans consistent with the lower interest rate environment prevailing throughout 2002.

Investment Securities

As part of its asset/liability management strategy, Union Planters classifies all of its investment securities as available for sale securities, which are carried on the balance sheet at fair value. This strategy gives management flexibility to actively manage the investment portfolio as market conditions and funding requirements change. The investment securities portfolio was $5.47 billion at December 31, 2002, compared to $4.78 billion at December 31, 2001. Average investment securities were $4.63 billion and $5.50 billion, respectively, for the years ended December 31, 2002 and 2001.

At December 31, 2002, the investment portfolio had a net unrealized gain of $106.2 million, which compares to a net unrealized gain of $86.4 million at year-end 2001. The change is the result of market interest rates, which continued to decline in 2002. Management does not expect any losses to result from any unrealized losses in the portfolio, as maturities of securities and other funding sources should meet Union Planters' liquidity needs. Any losses taken will result from strategic or discretionary decisions to adjust the investment portfolio. Reference is made to Note 3 to the consolidated financial statements, which provides the composition of the investment portfolio for the last two years, along with a breakdown of the maturities and weighted average yields of the portfolio at December 31, 2002.

U.S. Treasury and U.S. Government agency obligations represented a combined 59.4% of the investment securities portfolio at December 31, 2002, 66.4% of which are collateralized mortgage obligations (CMO) and mortgage-backed security issues. At December 31, 2001, 52.5% of the investment portfolio was U.S. Treasury and U.S. Government agency obligations, of which 83.5% were CMOs and mortgage-backed securities. Union Planters has some credit risk in the investment securities portfolio; however, management does not consider that risk to be significant and does not believe that cash flows will be significantly impacted. Reference is made to the Net Interest Income and Market Risk and Asset/Liability Management discussions for information regarding the market risk in the investment securities portfolio.

The limited credit risk in the investment securities portfolio at December 31, 2002 consisted of 18.9% of investment grade CMOs, of which 91% are rated A or greater; 13.7% municipal obligations, of which 91% are rated A or greater; and 8.0% other stocks and securities, greater than 91% of which are represented by Federal Reserve Bank and Federal Home Loan Bank stock.

Loans

Loans, net of unearned interest, are the largest classification within the earning assets of Union Planters and represented 78% of average earning assets in both 2002 and 2001. Loans, net of unearned income at December 31, 2002 totaled $22.77 billion, compared to $23.16 billion at year-end 2001. Average loans, net of unearned income, were $23.11 billion in 2002, a decrease of $1.07 billion, or 4.4%, from $24.19 billion in 2001. Table 5 presents a five-year summary of the composition of the loan portfolio.

The various categories of loans are subject to varying levels of risk. Geographic diversification of the portfolio is one way management mitigates this risk. Union Planters' loan portfolio is primarily spread over the 12 states in which it has banking locations and other geographic areas serviced by these locations. Reference is made to the table on page F-20, which presents the percentage of Union Planters' loans by state for the banking operations. Single-family residential loan products (one-to-four family residential mortgages, FHA/VA government-insured/guaranteed loans and home equity lines of credit), which historically have low loan loss experience comprised 26% of the loan portfolio. Union Planters has a limited amount of foreign exposure, which comprises less than 1% of the loan portfolio. The foreign loans are primarily U.S. dollar trade finance loans to correspondent banks in Central and South America. There are no significant loans to foreign governments.

Union Planters' loan portfolio is also diversified by the relative size of loans in the portfolio. The largest outstanding loan relationship, excluding accounts receivable — factoring, at December 31, 2002 was $41.3 million. The top 50 loan relationships totaled $1.05 billion, or an average of $20.9 million. Union Planters has an overall internal limit for loan relationships of $50.0 million, subject to exception on a case-by-case basis. Lower sublimits have also been established for various risk classifications, subject to exception on a case-by-case basis.

Single-Family Residential Loans. Single-family residential loans, including FHA/VA government-insured/guaranteed loans, totaled $4.47 billion at December 31, 2002, representing a 16% decrease compared to the $5.30 billion total at December 31, 2001. These loans represented 20% of the loan portfolio at December 31, 2002. The decrease in single-family residential loans held in Union Planters portfolio is related to the combined impact of loans packaged and sold to unrelated third parties, repayments of loans in low earning portfolios management has chosen to liquidate and increased volume of loans paid off or refinanced in the current low interest rate environment.

Commercial and Foreign Loans and Direct Leases. Commercial, financial and agricultural loans, foreign loans and direct lease financing, totaled $5.51 billion, or 24% of the portfolio, at December 31, 2002. This represents a 2% decrease compared to the December 31, 2001 balance of $5.65 billion. Most of the loans in this category are made to small- and middle-market customers and are generally secured by receivables, inventory, equipment and other collateral.

Other Mortgage Loans.   This segment of the portfolio totaled $6.36 billion, or 28% of the loan portfolio at December 31, 2002. This compares to $6.13 billion at December 31, 2001. At December 31, 2002, loans for nonfarm nonresidential properties (commercial real estate) totaled $5.03 billion, or 79% of this category, which compares to $4.82 billion, or 79% at year-end 2001. Loans secured by multifamily residential properties and loans secured by farmland comprised 13% and 8%, respectively, of this category of the portfolio at December 31, 2002, which compares to 14% and 7%, respectively, at year-end 2001.

Real Estate Construction Loans.   These loans totaled $2.26 billion at December 31, 2002, or 10% of the loan portfolio, which compares to $2.19 billion at December 31, 2001, or 9% of the loan portfolio. At year-end 2002, 26% of these loans were single-family construction loans, 40% were commercial construction loans and 34% were land development loans. These percentages were 37%, 36% and 27%, respectively, at year-end 2001.

Consumer Loans.   This segment of the loan portfolio totaled $1.99 billion at December 31, 2002, or 9% of the portfolio. This compares to consumer loans of $2.34 billion, or 10% of the loan portfolio, at year-end 2001. Automobile loans comprise 55% of these loans, with the balance being loans to individual consumers for a variety of uses.

Home Equity Loans.   These loans totaled $1.54 billion at December 31, 2002, an increase of 64% compared to $935.8 million at December 31, 2001. These loans are typically revolving, open-ended single-family residential loans that are made to consumers for various purposes.

Accounts Receivable — Factoring.   This category of the loan portfolio totaled $666.7 million at December 31, 2002, a 4% increase from the December 31, 2001 total of $640.3 million. Factoring includes asset-based loans, which are collateralized primarily by receivables owned by the borrowers, and accounts receivable purchased from clients pursuant to factoring agreements. Union Planters has purchased receivables from multiple factoring clients that are due from one customer that the factoring clients have in common, a multi-national retailer of consumer goods. The aggregate exposure to that customer was $65 million at December 31, 2002. This exposure has been approved as an exception to the internal lending limit of $50 million.

Loan Outlook.   Consumer loan demand, especially for real estate-secured loans such as home equity lines of credit, was strong in 2002. Commercial loan demand picked up slightly in some markets but remained relatively weak as existing borrowers had lower borrowing requirements and new loan demand was limited due to low levels of economic activity. Increased commercial loan demand is expected once the economy begins to recover. Whether the high level of consumer loan demand is sustained in 2003 is subject to the level of interest rates and consumer sentiment about the economy and spending. This is a forward-looking statement, and actual results could differ because of several factors, including those identified in the discussion of Cautionary Statements Regarding Forward-Looking Information.

Allowance for Losses on Loans

The allowance for losses on loans (Allowance) at December 31, 2002 was $350.9 million compared to $341.9 million at December 31, 2001. Tables 6 and 7 provide detailed information regarding the Allowance for each of the five years in the period ended December 31, 2002. Union Planters' loan portfolio has no significant concentration in terms of industry, geography, product type or size of individual borrowing relationship. While the timing of actual charge-off of loans for which reserves have been established is uncertain, management believes that all inherent loan losses have been adequately provided for in the allowance for loan losses. This is a forward-looking statement, and actual results could differ because of several factors, including those identified in this discussion and in the discussion of Cautionary Statements Regarding Forward-Looking Information. Selected Allowance ratios are as follows:

| | December 31, | |
	2002	2001
Allowance to total loans, excluding FHA/VA loans	1.56%	1.48%
Allowance to nonperforming assets, excluding FHA/VA loans	102.53	113.20
Allowance to nonperforming loans, excluding FHA/VA loans...............	133.37	145.33

The Allowance is reviewed quarterly to assess the risk in the portfolio. This methodology includes assigning loss factors to loans with similar characteristics for which inherent probable loss can be assessed. The loss factors are based on historical experience as adjusted for current business and economic conditions and are applied to the respective portfolios to assist in determining the overall adequacy of the Allowance.

A periodic review of selected credits (based on loan size and type) is conducted to identify loans with heightened risk or inherent losses. The primary responsibility for this review rests with the management personnel assigned with accountability for the credit relationship. This review is supplemented with periodic reviews by Union Planters' credit review function, as well as periodic examination of both selected credits and the credit review process by the applicable regulatory agencies. These reviews provide information, which assists management in the timely identification of problems and potential problems and provides a basis for deciding whether the credit represents a probable loss or risk that should be recognized.

The allowance for losses on loans as a percentage of nonperforming loans, excluding FHA/VA loans, was 133% at December 31, 2002, compared to 145% at December 31, 2001 and 249% at December 31, 2000. The decline in this percentage is attributable to the increase in nonperforming commercial, financial, agricultural, foreign and direct lease financing nonaccrual loans. During the fourth quarter of 2002, nonperforming loans decreased $36.1 million, which represented the first significant decrease since mid-2000. Over the next 12 months, management expects that the level of nonperforming loans will continue to gradually improve assuming the economy begins to recover. This expectation does not necessarily mean that nonperforming loans are expected to decrease from each quarter to the next. These are forward-looking statements, and actual results could differ because of several factors, including those identified in this discussion and in the discussion of Cautionary Statements Regarding Forward-Looking Information.

Net charge-offs increased $61.2 million in 2002 to $188.9 million, which compares to $127.7 million in 2001 and $81.9 million in 2000. As a percentage of average loans, net charge-offs were .82% in 2002, .53% in 2001 and .36% in 2000. The increase in net charge-offs is related to the continued weak economy. Management believes that net charge-offs peaked in the fourth quarter of 2002 but does not expect a significant decrease in the level of net charge-offs until late 2003, assuming the economy begins to recover. This is a forward-looking statement, and actual results could differ because of several factors, including those identified in this discussion and in the discussion of Cautionary Statements Regarding Forward-Looking Information.

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, restructured loans and foreclosed properties, net of specific valuation allowances. Table 8 presents nonperforming assets in two categories, FHA/VA loans and all other loans. For this discussion and for the credit quality information presented herein, FHA/VA loans are reported separately because of their minimal exposure to principal loss.

Total nonperforming assets were $342.3 million at December 31, 2002 an increase of 13% over $302.1 million at December 31, 2001, bringing nonperforming assets to 1.0% of total assets at the end of 2002 compared to .91% at the end of 2001. As indicated above, the increase is primarily related to commercial, financial, agricultural, foreign and direct lease financing nonaccrual loans.

Nonperforming Loans Other than FHA/VA Loans.   Nonperforming loans (nonaccrual loans and restructured loans) increased $27.8 million in 2002 to $263.1 million, or 1.17% of loans, at December 31, 2002. This compares to $235.3 million, or 1.02% of loans, at December 31, 2001.

Union Planters' nonaccrual loans are primarily smaller, secured loans. At December 31, 2002, there were 14 nonaccrual loan relationships over $3 million. The largest of these relationships totaled $16.7 million and represents receivables from multiple factoring clients, all of whom have factored receivables from a common customer that is currently in bankruptcy proceedings. A specific reserve has been established for management's estimate of probable losses arising from this relationship. At December 31, 2001, eight loan relationships greater than $3 million were considered nonaccrual, the largest of which was $24.5 million. The average loan size of the nonaccrual loans at December 31, 2002 was $134,000.

Loans past due 90 days or more and still accruing interest, which are not included in nonperforming assets, were $195.3 million at December 31, 2002, or .87% of loans. This compares to $173.1 million, or .75% of loans at December 31, 2001. Consistent with industry practice, single-family residential mortgage loans are placed on nonaccrual status if the loan is not in the process of collection or is not well-secured.

A breakdown of nonaccrual loans and loans past due 90 days or more and still accruing interest, both excluding FHA/VA loans, follows:

	December 31,			
	Nonaccrual Loans		Loans Past Due 90 Days or More	
Loan Type	2002	2001	2002	2001
	(Dollars in thousands)			
Commercial, financial, agricultural, foreign and direct lease financing	$108,640	$ 81,936	$ 24,498	$ 21,678
Real estate — construction	36,960	21,046	2,395	7,981
Real estate — mortgage:				
Secured by single-family residential	37,594	45,710	147,062	120,584
Secured by nonfarm, nonresidential	61,249	59,752	8,215	9,508
Multi-family	9,962	18,008	4,254	3,459
Secured by farmland	4,025	4,264	1,565	556
Home equity	2,940	1,659	3,333	3,644
Other consumer	1,239	2,030	4,025	5,682
Total	$262,609	$234,405	$195,347	$173,092

FHA/VA Loans.   FHA/VA loans do not, in management's opinion, have traditional credit risk similar to the rest of the loan portfolio. Risk of principal loss is considered minimal due to the government guarantee. FHA/VA loans past due 90 days or more and still accruing interest totaled $62.8 million at December 31, 2002, compared to $47.6 million at December 31, 2001. The increase in the loans past due relates to the weak economy. At December 31, 2002 and 2001, $1.5 million and $1.9 million, respectively, of FHA/VA loans were placed on nonaccrual status by management because the contractual payment of interest by FHA/VA had stopped due to missed filing dates; however, no loss of principal is expected from these loans.

Potential Problem Assets.   Potential problem assets consist of assets that are generally secured and are not currently considered nonperforming. They include those assets where information about possible credit problems has raised serious doubts as to the ability of the borrowers to comply with present repayment terms. Historically, such assets have been loans, which have typically become nonperforming. At December 31, 2002, Union Planters had potential problem assets (all loans) aggregating $42.8 million, comprised of eight loans, the largest of which was $21.0 million. This compares to potential problem assets (all loans) at December 31, 2001 aggregating $75.3 million, comprised of 16 loans, the largest of which was $19.8 million.

Other Earning Assets

Other earning assets increased $173.9 million from December 31, 2001 to $504.6 million at December 31, 2002 and include interest-bearing deposits at financial institutions, federal funds sold, securities purchased under agreements to resell and trading account assets. These assets averaged $442.0 million in 2002 compared to $336.8 million in 2001, less than 2% of earning assets in both periods. Trading account assets, the largest category, are comprised of government-guaranteed SBA pools and the government-guaranteed portion of SBA loans. Management considers these assets to have minimal credit risk given the government guarantee and minimal interest rate risk since most of the portfolio is comprised of variable rate assets. Trading account assets fluctuate depending on market conditions and demand. The other categories fluctuate depending on funding needs and investment opportunities.

Deposits

Union Planters' deposit base is its primary source of liquidity and consists of deposits from the communities served in Union Planters' twelve-state market area. Deposits were $23.33 billion at December 31, 2002 and averaged $23.39 billion for the year. This compares to period-end deposits of $23.43 billion and average deposits of $23.47 billion in 2001. The mix of deposits shifted slightly as time deposits declined and money market and checking account deposits increased. Tables 2 and 4 present the components of Union Planters' average deposits. Note 8 to the consolidated financial statements presents the maturities of interest-bearing deposits at December 31, 2002.

The composition of average deposits over the last two years was as follows:

	December 31,	
Type of Deposit	**2002**	**2001**
Noninterest-bearing deposits	19%	18%
Interest-bearing checking	14	13
Money market deposits	24	20
Savings deposits	6	6
Other time deposits	30	35
Certificates of deposit of $100,000 and over	7	8

Borrowings

Total borrowings at December 31, 2002 were $6.43 billion compared to $5.81 billion at December 31, 2001 and were comprised of:

Type of Borrowings	December 31, 2002	2001
	(Dollars in millions)	
Short-term debt:		
Federal funds purchased	$ 898.7	$1,266.8
Securities sold under agreement to repurchase	1,394.9	1,408.1
Short-term Federal Home Loan Bank advances	—	400.0
Overnight borrowings	1,341.6	—
Other short-term debt	2.4	1.8
Total sort-term debt	3,637.6	3,076.7
Medium-term senior notes	600.0	—
Long-term debt:		
Long-term Federal Home Loan Bank advances	960.0	1,461.2
Subordinated notes	975.0	974.0
Trust Preferred Securities	210.3	199.1
Asset-backed securities	41.7	100.0
Other long-term debt	.7	2.4
Total long-term debt	2,187.7	2,736.7
Total outstanding debt	$6,425.3	$5,813.4

Short-term borrowings averaged $2.54 billion in 2002, compared to $4.24 billion in 2001. Average long-term debt in 2002 was $2.43 billion, compared to $2.61 billion in 2001. Outstanding borrowings shifted from long-term debt to short-term debt as the Company replaced higher cost FHLB advances with lower cost overnight borrowings. During the year, Union Planters issued $600.0 million in medium-term notes; the average balance for the year was $341.1 million compared to an average outstanding of $41.9 million during 2001. Note 9 to the consolidated financial statements provides additional information regarding Union Planters' borrowings.

Capital and Dividends

At December 31, 2002, Union Planters' shareholders' equity was $3.23 billion, increasing $2.6 million from December 31, 2001. Shareholders' equity to total assets ratio was 9.45% and 9.71%, respectively.

The change in shareholders' equity is attributable to retained net earnings (net earnings less common and preferred dividends paid) of $258.6 million, a net increase in the unrealized gain/loss on available for sale securities of $12.6 million and shares issued resulting from options exercised totaling $24.2 million. These increases were mostly offset by shares purchased under Union Planters' share repurchase plan and the repurchase of shares issued in connection with the acquisition of Jefferson Heritage, the total of which reduced shareholders' equity $292.8 million.

The Board of Directors authorized the repurchase from time to time of up to 25.7 million shares. During 2002, 5.0 million shares were repurchased, bringing the total repurchased under this authorization to 9.0 million. The Board of Directors also authorized the repurchase of 6.6 million shares issued in the Jefferson Heritage acquisition. During 2002, 3.0 million shares were repurchased under this authorization, which completed the acquisition of the shares issued.

During the second quarter of 2002, the Board of Directors declared a three-for-two stock split, in the form of a 50% stock dividend, on the shares of Union Planters common stock. The additional shares were distributed on June 6, 2002 to shareholders of record at the close of business on May 22, 2002. As a result of the stock split, 67.6 million shares were issued, and cash in the amount of $.3 million was paid in lieu of fractional shares. All share and per share information has been adjusted for the impact of the split.

Union Planters declared cash dividends on its common stock of $1.334 per share in 2002 and $1.333 per share in 2001. In January 2003, a regular quarterly dividend of $.3334 per share ($1.334 per share annualized) was declared. Union Planters also declared and paid cash dividends of $2.00 per share on its 8% Series E Convertible Preferred Stock in both 2002 and 2001. Management's goal is to maintain the common dividend amount at current levels.

The primary sources for payment of dividends by Union Planters to its shareholders and the share repurchase plan are dividends received from its lead bank, UPB, dividends from other subsidiaries, interest on loans to subsidiaries and interest on its available for sale investment securities. Payment of dividends by UPB and other banking subsidiaries are subject to various statutory limitations that are described in Note 11 to the consolidated financial statements. Reference is made to the Liquidity discussion for additional information regarding the parent company's liquidity.

Union Planters and its subsidiaries must comply with capital guidelines established by the banking regulatory agencies that supervise their operations. These agencies have adopted a system to monitor the capital adequacy of all insured financial institutions. The system includes ratios based on the risk weighting of on- and off-balance-sheet transactions. At December 31, 2002, Union Planters' Tier 1 and Total risk-weighted capital ratios were 9.40% and 13.89%, respectively. These ratios compare to 9.75% and 14.47%, respectively, at December 31, 2001. The leverage ratio (Tier 1 capital divided by unweighted average quarterly total assets) was 7.47% at December 31, 2002, compared to 7.56% at December 31, 2001. Union Planters has consistently maintained regulatory capital ratios above the "well capitalized" standard.

Table 11, the statement of changes in shareholders' equity and Note 11 to the consolidated financial statements present further information regarding Union Planters' capital adequacy and changes in shareholders' equity.

Market Risk and Asset/Liability Management

Union Planters' assets and liabilities are principally financial in nature, and the resulting earnings, primarily net interest income, are subject to change as a result of fluctuations in market interest rates and the mix of the various assets and liabilities. Interest rates in the financial markets affect pricing decisions on assets and liabilities, and the resulting net interest income represents approximately 62% of Union Planters' revenues for the year ended December 31, 2002. Consequently, a substantial part of Union Planters' risk-management activities are devoted to managing interest rate risk. Currently, Union Planters does not have significant risks related to foreign exchange, commodities or equity risk.

Interest Rate Risk

Since one of the most important aspects of management's efforts to sustain long-term profitability for Union Planters is the management of interest rate risk, management's goal is to optimize net interest income within acceptable levels of interest rate and liquidity risk. To achieve this goal, a proper balance must be maintained between assets and liabilities with respect to size, maturity, repricing date, rate of return and degree of risk. Reference is made to the Investment Securities, Loans and Other Earning Assets discussions for additional information regarding the risks related to these items.

Union Planters' Asset/Liability Management Committee (the ALCO Committee) oversees the management of interest rate risk, investments, capital and liquidity management activities. The ALCO Committee meets monthly and reviews the outlook for the economy and interest rates, Union Planters' balance sheet structure, yields on earning assets and rates on interest-bearing liabilities, and the impact of anticipated business activities on these items. The primary method of analyzing and managing interest rate risk at Union Planters is simulation analysis (projecting net interest income under various interest rate and balance sheet assumptions).

Interest rate risk is evaluated by conducting balance sheet simulations to project net interest income for twelve months forward under various interest rate scenarios. Each of these scenarios is compared with a base case scenario wherein current market rates and current period balances are held constant for the simulation period.

The scenarios include immediate "shocks" to current rates of 200 basis points up, 100 basis points down and a "most likely" scenario in which current rates are moved according to management's expectations of changes in rates.

The results of these simulations are compared to policy guidelines approved by the ALCO Committee, which limit the change in net interest income to 20% of net earnings when compared with the base case (flat) scenario. Management targets a neutral interest rate risk profile.

The impact of changes in interest rates on net earnings, stated in terms of annual dollar amount and percentage of net earnings, are as follows:

	December 31, 2002		December 31, 2001	
	(Dollars in millions)			
Immediate 200 basis point rise in rates	$ 32.6	6.2%	$(12.4)	(2.8)%
Immediate 100 basis point decline in rates	(17.9)	(3.4)	(3.4)	(1.0)
Most likely change in rates(1)	1.6	.3	(0.9)	(1.0)

(1) The most likely change scenario at December 31, 2002 was that the federal funds rate will remain at 1.25% through August 2003 and then increase to 1.50% through December 2003. At December 31, 2001, the scenario reflects a 175 basis point increase in federal funds rate over the last 8 months of simulation.

The key assumptions used in simulation analysis include the following:

- Prepayment rates on mortgage-related assets and fixed rate loans

- Cash flows and repricings of all financial instruments

- Changes in volumes and pricing

- Future shapes of the yield curve

- Relationship of market interest rates to each other (basis risk)

- Credit spread

- Deposit sensitivity

- Management's financial plan

The assumptions are inherently uncertain, and, as a result, the simulation cannot precisely estimate net interest income nor predict the impact of higher or lower interest rates on net interest income. Actual results may differ from simulated results due to the timing, magnitude and frequency of interest rate changes, the difference between actual experience and the characteristics assumed, as well as changes in market conditions and management strategies.

The Rate Sensitivity Analysis, Table 9, illustrates the cash flows and repricings under a stable rate environment that are fundamental to the simulations used by management to manage the interest rate risk position of the Company:

Liquidity.   Union Planters manages liquidity to assure its ability to meet current and future financial obligations in a timely manner. Union Planters' primary sources of liquidity are its deposit base, borrowings and the ability to issue securities and debt instruments in the financial markets, as well as liquidation of available for sale securities and other interest-bearing investments.

At January 1, 2003, the parent company could have received dividends from subsidiaries of $245.3 million without prior regulatory approval. The payment of dividends by Union Planters' subsidiaries will be dependent on their future earnings and capital and liquidity considerations. Management believes that the parent company has adequate liquidity to meet its cash needs, including the payment of its regular dividends and servicing of its debt. During 2003, the parent company has long-term debt in the amount of $74.5 million maturing.

Another source of liquidity is Union Planters' ability to sell mortgage loans through whole loan sales to unaffiliated third parties and through securitization transactions utilizing qualifying special purpose entities as defined by applicable accounting literature. These transactions provide another source of liquidity. The structure of each securitization transaction has been evaluated and found to qualify for sale treatment resulting in the removal of the loans from Union Planters' balance sheet. In each case, the qualification for sale treatment is based on criteria established by accounting literature, which requires each transaction to:

- Isolate the sold assets from Union Planters in such a way that they are beyond the reach of Union Planters and its creditors, even in bankruptcy or other receivership.

- Not prohibit each transferee from pledging or exchanging the loans received.

- Not allow Union Planters to maintain effective control over the transferred assets through either 1) an agreement that both entitles and obligates Union Planters to repurchase or redeem the loans before their maturity or 2) the ability to unilaterally cause the holder to return specific loans, other than through a cleanup call.

In accordance with generally accepted accounting principles, the qualifying special purpose entities utilized in the securitization of mortgage loans are not consolidated.

Union Planters also utilizes other special purpose entities in the securitization of factored receivables. These securitization transactions do not meet the sale criteria outlined above and in accordance with generally accepted accounting principles are accounted for as collateralized borrowings. This accounting results in the consolidation of the special purpose entities and the inclusion on the balance sheet of both the factored receivables and the borrowing, represented by variable-rate asset backed certificates.

Union Planters has no transactions with special purpose entities other than in the securitization transactions described above.

Off-Balance-Sheet Arrangements.   Consistent with practices in the banking industry and in the normal course of business, Union Planters becomes a party to various types of financial instruments to meet the financing needs of its customers. These instruments include commitments to extend credit to customers and standby, commercial and similar letters of credit. At December 31, 2002, Union Planters had outstanding commitments to extend credit, both conditionally and unconditionally cancelable, totaling $5.86 billion and conditional letters of credit totaling $613.8 million. Since many of the commitments to extend credit expire without being drawn upon, the commitment amounts do not necessarily represent future cash requirements. Reference is made to Note 16 to the consolidated financial statements where financial instruments with off-balance-sheet risk are more fully discussed.

Union Planters securitizes mortgage loans through special purpose entities as described previously in the discussion on Liquidity.

Union Planters has no off-balance-sheet arrangements that, in management's view, will have a material effect on its liquidity or availability of or requirements for capital other than those discussed above.

Fair Value of Financial Instruments

The disclosures regarding the fair value of financial instruments are included in Note 17 to the consolidated financial statements along with a summary of the methods and assumptions used by management in determining fair value. The differences between the fair values and book values were primarily caused by differences between contractual and market interest rates at the respective year-ends. Fluctuations in the fair values will occur from period to period, due to changes in the composition of the balance sheet and changes in market interest rates.

Effects of Inflation

Since the majority of assets and liabilities of a financial institution are monetary in nature, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets and inventories. However, inflation does have an important impact on growth of total assets in the banking industry and the resulting need to increase equity capital at higher costs in order to maintain an appropriate shareholders' equity to total assets ratio. Inflation also affects other expenses that tend to rise during periods of general inflation. Inflation levels also impact the level of interest rates and the shape of the yield curve, which can materially impact net interest income. This risk is managed through the risk rate management process described in the Interest Rate Risk section.

Management believes the most significant protection from the impact of inflation on financial results is Union Planters' ability to react to changes in interest rates. Management attempts to maximize net interest income within acceptable levels of interest rate risk and liquidity.

Fourth Quarter Results

Net earnings for the fourth quarter of 2002 were $136.5 million, or $.68 per diluted share, an increase of 24% over the $.55 per diluted share for the same period in 2001.

Fully taxable-equivalent net interest income for the fourth quarter of 2002 was $331.7 million, up 1% from the fourth quarter of 2001. The increase in net interest income is attributable to specific initiatives aimed at strengthening the balance sheet while reducing interest rate risk. These initiatives have increased the net interest margin through lower funding costs due to a more favorable deposit mix and a focus on pricing at the relationship level. Reference is made to the Net Interest Income discussion.

The provision for losses on loans for the fourth quarter of 2002 was $60.0 million, or 1.04% of average loans, compared to $35.8 million, or .61% of average loans for the fourth quarter of 2001. Net charge-offs as a percentage of average loans were 1.14% for the quarter compared to .61% for the fourth quarter of 2001. The increase in the provision from and in net charge-offs over 2001 is the result of the continued weak economy. Nonperforming assets improved slightly compared to the third quarter of 2002.

Noninterest income for the fourth quarter of 2002 was $234.4 million, an increase of $13.1 million, or 6% from the fourth quarter of 2001. The increase is attributable to a $43.7 million increase in mortgage banking revenues, an $11.6 million investment securities gains and a $7.3 million increase in service charges on deposit accounts. Increases were partly offset by a $33.1 million decrease in merchant servicing income.

Noninterest expenses for the fourth quarter of 2002 were $301.5 million, down $30.6 million, or 9%, from the fourth quarter of 2001. The decrease resulted primarily from a $10.9 million benefit due to the discontinuance of goodwill amortization, $12.6 million less in miscellaneous charge-offs and a $6.1 million decrease in mortgage intangibles expense.

The efficiency ratio (excluding amortization of goodwill, mortgage servicing rights and other intangibles) for the fourth quarter of 2002 was 50.69%, compared to 54.49% for the fourth quarter of 2001.

Accounting Changes

For information regarding accounting standards issued which will be adopted in future periods, refer to Note 1 to the Consolidated Financial Statements.

Table 1. Balance Sheet Impact of Business Combinations

	2001	2000
	Jefferson	**SOI**
	(Dollars in thousands)	
Assets		
Interest-bearing deposits at financial institutions	$ 5,519	$ 2
Loans, net of unearned income	1,337,139	—
Allowance for losses on loans	(5,753)	—
Net loans	1,331,386	—
Investment securities	41,824	—
Intangible assets	46,499	46,501
Cash and cash equivalents (1)	61,970	(39,620)
Other real estate, net	3,713	—
Premises and equipment	13,166	1,266
Other assets	83,454	12,037
Total assets	$1,587,531	$ 20,186
Liabilities and shareholders' equity		
Deposits	$ 876,635	$ —
Other interest-bearing liabilities	547,030	383
Other liabilities	20,535	19,803
Shareholders' equity	143,331	—
Total liabilities and shareholders' equity	$1,587,531	$ 20,186

(1) Cash paid for acquisitions has been netted with cash and cash equivalents.

Note: There were no business combinations during 2002.

Table 2. Average Balance Sheet and Average Interest Rates

Years Ended December 31,

	2002			2001			2000		
	Average Balance	Interest Income/ Expense	FTE Yield/ Rate	Average Balance	Interest Income/ Expense	FTE Yield/ Rate	Average Balance	Interest Income/ Expense	FTE Yield/ Rate
				(Dollars in thousands)					
Assets									
Interest-bearing deposits at financial institutions	$ 118,423	$ 2,421	2.04%	$ 44,510	$ 2,047	4.60%	$ 31,669	$ 2,170	6.85%
Federal funds sold and securities purchased under agreements to resell	82,818	1,437	1.74	61,116	2,213	3.62	79,777	5,072	6.36
Trading account assets	240,733	9,563	3.97	231,180	15,836	6.85	216,866	16,806	7.75
Loans held for resale	1,491,286	89,609	6.01	1,174,070	75,733	6.45	373,611	26,087	6.98
Investment securities(1)(2)									
Taxable securities	3,810,245	230,355	6.05	4,355,636	281,741	6.47	6,027,238	387,505	6.43
Tax-exempt securities	823,254	64,216	7.80	1,141,384	87,965	7.71	1,239,113	94,935	7.66
Total investment securities	4,633,499	294,571	6.36	5,497,020	369,706	6.73	7,266,351	482,440	6.64
Commercial, financial and agricultural loans	5,211,941	275,357	5.28	5,305,060	377,877	7.12	5,058,792	432,430	8.55
Foreign loans	304,244	10,922	3.59	449,239	26,440	5.89	468,449	35,864	7.66
Accounts receivable — factoring	704,850	54,373	7.71	673,737	69,178	10.27	643,693	83,664	13.00
Real estate — construction loans	2,254,353	135,071	5.99	2,239,306	177,113	7.91	1,827,216	172,058	9.42
Real estate — mortgage loans Secured by 1-4 family residential	4,768,523	372,702	7.82	6,030,218	510,983	8.47	5,979,557	530,038	8.86
FHA/VA government issued/guaranteed	165,851	13,207	7.96	252,924	22,147	8.76	420,681	36,882	8.77
Nonfarm, nonresidential properties	4,916,236	331,704	6.75	4,534,866	364,447	8.04	3,890,643	329,009	8.46
Multifamily (5 or more) residential	847,102	56,781	6.70	800,004	63,413	7.93	625,110	53,310	8.53
Secured by farmland	481,568	32,612	6.77	433,022	35,260	8.14	387,679	34,204	8.82
Home equity	1,216,066	63,597	5.23	809,780	62,904	7.77	631,435	62,007	9.82
Consumer loans	2,153,610	180,247	8.37	2,552,893	226,415	8.87	2,815,187	254,964	9.06
Direct lease financing	90,302	5,803	6.43	106,082	7,015	6.61	94,150	6,345	6.74
Loans, net of unearned income(1)(3)(4)	23,114,646	1,532,376	6.63	24,187,131	1,943,192	8.03	22,842,592	2,030,775	8.89
Total earning assets(1)(2)(3)(4)	29,681,405	1,929,977	6.50	31,195,027	2,408,727	7.72	30,810,866	2,563,350	8.32
Cash and due from banks	742,115			777,311			906,399		
Premises and equipment	550,686			588,487			622,762		
Allowance for losses on loans	(344,120)			(340,422)			(345,245)		
Goodwill and other intangibles	905,268			959,934			966,718		
Other assets	1,082,172			1,029,534			920,905		
Total assets	$32,617,526			$34,209,871			$33,882,405		
Liabilities and shareholders' equity									
Money market accounts	$ 5,612,928	85,125	1.52%	$ 4,649,833	161,590	3.48%	$ 3,836,818	164,662	4.29%
Interest-bearing checking	3,397,413	32,083	.94	3,143,605	43,054	1.37	3,238,841	48,538	1.50
Savings deposits	1,380,079	12,774	.93	1,346,492	19,274	1.43	1,465,482	21,294	1.45
Certificates of deposit of $100,000 and over	1,603,142	55,672	3.47	2,012,495	109,887	5.46	2,330,670	138,381	5.94
Other time deposits	6,901,055	243,002	3.52	8,176,438	423,549	5.18	8,330,353	462,234	5.55
Total interest-bearing deposits	18,894,617	428,656	2.27	19,328,863	757,354	3.92	19,202,164	835,109	4.35
Short-term borrowings									
Federal funds purchased and securities sold under agreements to repurchase	2,182,949	33,428	1.53	3,198,989	125,423	3.92	2,907,150	173,389	5.96
Short-term senior notes	—	—	—	—	—	—	250,273	17,190	6.87
Other	353,982	2,824	.80	1,037,933	51,226	4.94	2,720,661	176,174	6.48
Total short-term debt	2,536,931	36,252	1.43	4,236,922	176,649	4.17	5,878,084	366,753	6.24
Long-term debt									
Federal Home Loan Bank advances	1,175,195	43,902	3.74	1,411,805	72,842	5.16	446,964	29,363	6.57
Subordinated capital notes	974,338	70,225	7.21	896,085	64,119	7.16	475,133	31,016	6.53
Medium-term senior notes	341,131	17,834	5.23	41,863	2,871	6.86	60,000	4,098	6.83
Trust Preferred Securities	201,239	12,670	6.30	199,098	16,511	8.29	199,062	16,511	8.29
Other	83,473	4,144	4.96	102,842	7,773	7.56	144,160	13,688	9.50
Total long-term debt	2,775,376	148,775	5.36	2,651,693	164,116	6.19	1,325,319	94,676	7.14
Total interest-bearing liabilities	24,206,924	613,683	2.54	26,217,478	1,098,119	4.19	26,405,567	1,296,538	4.91
Noninterest-bearing demand deposits	4,499,312	—		4,141,565	—		4,009,843	—	
Total sources of funds	28,706,236	613,683		30,359,043	1,098,119		30,415,410	1,296,538	
Other liabilities	708,263			749,883			659,323		
Shareholders' equity									
Preferred stock	13,395			18,091			20,241		
Common equity	3,189,632			3,082,854			2,787,431		
Total shareholders' equity	3,203,027			3,100,945			2,807,672		
Total liabilities and shareholders' equity	$32,617,526			$34,209,871			$33,882,405		
Net interest income(1)		$1,316,294			$ 1,310,608			$ 1,266,812	
Net interest spread(1)			3.96%			3.53%			3.41%
Net interest margin(1)			4.43%			4.20%			4.11%
Taxable-equivalent adjustments Loans		$ 4,801			$ 5,977			$ 5,658	
Investment securities		22,049			28,658			30,038	
Total		$ 26,850			$ 34,635			$ 35,696	

(1) Taxable-equivalent yields are calculated assuming a 35% Federal income tax rate.

(2) Yields are calculated on historical cost and exclude the impact of the unrealized gains (losses) on available for sale securities.

(3) Includes loan fees in both interest income and the calculation of the yield on income.

(4) Includes loans on nonaccrual status.

Table 3. Analysis of Volume and Rate Changes

	2002 versus 2001			2001 versus 2000		
	Increase (Decrease) Due to Change in(1):		Total Increase (Decrease)	Increase (Decrease) Due to Change in(1):		Total Increase (Decrease)
	Average Volume	Average Rate		Average Volume	Average Rate	
	(Dollars in thousands)					
Interest income						
Interest-bearing deposits at financial institutions	$ 562	$ (188)	$ 374	$ (651)	$ 528	$ (123)
Federal funds sold and securities purchased under agreements to resell	1,663	(2,439)	(776)	(1,007)	(1,853)	(2,860)
Trading account assets	684	(6,957)	(6,273)	1,279	(2,249)	(970)
Loans held for sale	18,585	(4,709)	13,876	51,476	(1,830)	49,646
Investment securities — FTE	(58,591)	(16,544)	(75,135)	(115,676)	2,942	(112,734)
Loans, net of unearned income — FTE	(104,457)	(306,361)	(410,818)	80,581	(168,163)	(87,582)
Total interest income — FTE	(141,554)	(337,198)	(478,752)	16,002	(170,625)	(154,623)
Interest expense						
Money market accounts	44,430	(120,895)	(76,465)	(30,076)	27,003	(3,073)
Interest-bearing checking	3,855	(14,826)	(10,971)	(1,396)	(4,089)	(5,485)
Savings deposits	494	(6,994)	(6,500)	(1,707)	(313)	(2,020)
Certificates of deposit of $100,000 and over	(19,435)	(34,779)	(54,214)	(17,936)	(10,558)	(28,494)
Other time deposits	(59,136)	(121,411)	(180,547)	(8,417)	(30,268)	(38,685)
Short-term borrowings	(52,819)	(87,578)	(140,397)	(87,559)	(102,545)	(190,104)
Long-term debt	9,074	(24,415)	(15,341)	73,441	(4,000)	69,441
Total interest expense	(73,537)	(410,898)	(484,435)	(73,650)	(124,770)	(198,420)
Change in net interest income — FTE	$ (68,017)	$ 73,700	$ 5,683	$ 89,652	$ (45,855)	$ 43,797
Percentage increase in net interest income (FTE) over prior period			0.43%			3.46%

FTE — Fully taxable-equivalent

(1) The change due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the dollar amounts of the change in each. Previously, the Company allocated this change proportionally based on the relationship of the absolute dollar amounts of each change.

Table 4. Average Deposits(1)

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Noninterest-bearing demand	$ 4,499,312	$ 4,141,565	$ 4,009,843	$ 4,315,708	$ 3,594,978
Money market	5,612,928	4,649,833	3,836,818	3,940,579	2,541,121
Interest-bearing checking	3,397,413	3,143,605	3,238,841	3,403,227	2,363,158
Savings	1,380,079	1,346,492	1,465,482	1,612,055	2,748,556
Total transaction and saving accounts	14,889,732	13,281,495	12,550,984	13,271,569	11,247,813
Other time(2)	6,901,055	8,176,438	8,330,353	9,481,751	9,525,197
Certificates of deposit of $100,000 and over	1,603,142	2,012,495	2,330,670	2,274,323	2,810,295
Total time deposits	8,504,197	10,188,933	10,661,023	11,756,074	12,335,492
Total average deposits	$23,393,929	$23,470,428	$23,212,007	$25,027,643	$23,583,305

(1) Table 2 presents the average rate paid on the above interest-bearing deposit categories for the three years in the period ended December 31, 2002.

(2) Comprised primarily of certificates of deposit of less than $100,000 and IRAs.

Table 5. Composition of the Loan Portfolio

	December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Commercial, financial and agricultural	$ 5,216,820	$ 5,145,917	$ 5,350,425	$ 4,799,840	$ 3,543,925
Foreign	217,570	397,737	539,181	374,814	197,120
Accounts receivable — factoring	666,731	640,312	677,996	555,128	615,952
Real estate — construction	2,261,893	2,190,854	2,012,611	1,581,164	1,195,779
Secured by 1-4 family residential(1)	4,472,626	5,299,848	6,601,834	6,074,156	6,407,431
Nonfarm nonresidential properties	5,027,161	4,821,293	4,064,433	3,646,859	3,511,988
Multifamily (5 or more) residential	843,631	846,259	771,587	575,883	538,843
Secured by farmland	489,584	462,676	411,186	368,368	335,351
Home equity	1,538,088	935,841	685,567	584,546	482,665
Consumer	1,989,835	2,338,560	2,756,834	2,835,014	2,718,493
Direct lease financing	73,768	104,705	110,583	78,726	63,621
Total loans	22,797,707	23,184,002	23,982,237	21,474,498	19,611,168
Less: Unearned income	(22,975)	(20,963)	(24,743)	(28,098)	(34,342)
Total loans, net of unearned income	$22,774,732	$23,163,039	$23,957,494	$21,446,400	$19,576,826

(1) Includes FHA/VA government-insured/guaranteed loans.

Table 6. Allocation of the Allowance for Losses on Loans by Category of Loans and the Percentage of Loans by Category to Total Loans

	December 31,									
	2002		**2001**		**2000**		**1999**		**1998**	
	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans
	(Dollars in thousands)									
Commercial, financial and agricultural	$111,971	26%	$103,241	25%	$ 99,370	25%	$ 97,328	26%	$ 86,275	22%
Foreign	6,716	1	6,700	2	7,373	2	5,525	2	3,500	1
Real estate — construction	34,755	10	33,279	9	27,822	9	36,720	8	19,672	6
Real estate — mortgage	167,523	54	162,711	50	142,168	49	136,287	48	160,728	54
Consumer	28,872	9	35,439	14	57,153	15	64,770	16	50,043	17
Direct lease financing ...	1,094	—	560	—	1,566	—	1,670	—	1,258	—
Total	$350,931	100%	$341,930	100%	$335,452	100%	$342,300	100%	$321,476	100%

Note: The allocation of the allowance is determined based in part on evaluations of specific loans, past history, and economic conditions within specific industries or geographic areas. Since all of these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

Table 7. Nonaccrual, Restructured, and Past Due Loans and Foreclosed Properties

	December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
	(Dollars in thousands)				
Nonaccrual loans(1):					
Domestic	$262,609	$234,405	$133,269	$127,080	$150,378
Foreign..	—	—	—	686	—
Restructured loans	511	868	1,512	1,878	5,612
Total nonperforming loans	263,120	235,273	134,781	129,644	155,990
Foreclosed properties:					
Other real estate, net	78,339	65,661	40,366	35,943	23,937
Other foreclosed properties	797	1,128	2,770	1,921	2,670
Total foreclosed properties	79,136	66,789	43,136	37,864	26,607
Total nonperforming assets...............................	$342,256	$302,062	$177,917	$167,508	$182,597
Loans past due 90 days or more and still accruing interest(1)	$195,347	$173,092	$ 96,662	$ 92,834	$ 48,626
FHA/VA loans					
Loans past due 90 days or more and still accruing interest	$ 62,836	$ 47,612	$121,303	$240,799	$355,124
Nonaccrual	1,490	1,872	3,615	6,613	9,232

(1) In the third quarter of 1999, Union Planters changed its policy related to placing single-family residential mortgage loans on nonaccrual status to conform to industry practice. Previously, single family residential mortgage loans were automatically placed on nonaccrual status after they became past due 90 days or more. Prospectively, these loans are placed on nonaccrual status unless the loan is both well secured and in the process of collection. The impact of this change was to reduce single-family residential mortgage loans on nonaccrual status approximately $50 million; with loans past due 90 days or more and still accruing interest increasing by a corresponding amount. Periods prior to 1999 do not reflect this change.

Table 8. Allowance for Losses on Loans

	Years Ended December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
	(Dollars in thousands)				
Balance at beginning of period	$ 341,930	$ 335,452	$ 342,300	$ 321,476	$ 324,474
Loans charged off					
Commercial, financial and agricultural	(92,584)	(59,171)	(42,947)	(67,649)	(65,815)
Foreign	(7,695)	(819)	(120)	(459)	(1,831)
Accounts receivable — factoring	(16,182)	(13,123)	(14,644)		
Real estate — construction	(3,785)	(2,667)	(3,292)	(3,330)	(3,714)
Real estate — mortgage					
Secured by 1-4 family residential	(38,970)	(51,422)	(12,810)	(11,024)	(12,662)
Nonfarm, nonresidential properties	(13,994)	(9,034)	(2,694)	(14,317)	(10,208)
Multifamily (5 or more) residential	(3,459)	(471)	(346)	(862)	(5,442)
Secured by farmland	(1,033)	(968)	(207)	(639)	(342)
Home equity	(3,009)	(1,472)	(1,334)	(1,234)	(422)
Consumer	(44,583)	(52,812)	(52,959)	(49,247)	(114,736)
Direct lease financing	(102)	(586)	(28)	(396)	(125)
Total charge-offs	(225,396)	(192,545)	(131,381)	(149,157)	(215,297)
Recoveries on loans previously charged off					
Commercial, financial and agricultural	9,954	14,486	13,333	23,266	8,931
Foreign	249	531	214	77	20
Accounts receivable — factoring	1,345	3,744	2,724	—	—
Real estate — construction	575	721	2,173	670	310
Real estate — mortgage					
Secured by 1-4 family residential	3,625	19,287	1,943	2,151	2,017
Nonfarm, nonresidential properties	1,352	2,652	4,541	4,017	2,312
Multifamily (5 or more) residential	147	91	734	748	1,197
Secured by farmland	141	258	559	568	299
Home equity	423	326	561	155	52
Consumer	18,645	22,657	22,681	21,083	13,873
Direct lease financing	40	109	—	126	5
Total recoveries	36,496	64,862	49,463	52,861	29,016
Net charge-offs	(188,900)	(127,683)	(81,918)	(96,296)	(186,281)
Provisions charged to expense	197,901	131,963	77,062	74,045	204,056
Allowance related to the sale of certain loans	—	(3,555)	(1,992)	—	(36,693)
Increase due to acquisitions	—	5,753	—	43,075	15,920
Balance at end of period	$ 350,931	$ 341,930	$ 335,452	$ 342,300	$ 321,476
Total loans, net of unearned income, at end of period	$22,774,732	$23,163,039	$23,957,494	$21,446,400	$19,576,826
Less: FHA/VA government-insured/guaranteed loans	231,895	133,751	283,543	519,213	759,911
Loans used to calculate ratios	$22,542,837	$23,029,288	$23,673,951	$20,927,187	$18,816,915
Average total loans, net of unearned income	$23,114,646	$24,187,131	$22,842,592	$21,141,576	$20,498,773
Less: Average FHA/VA government-insured/guaranteed	165,851	252,924	420,681	597,944	958,921
Average loans used to calculate ratios	$22,948,795	$23,934,207	$22,421,911	$20,543,632	$19,539,852
Credit Quality Ratios(1)					
Allowance for losses on loans/loans, net of unearned income	1.56%	1.48%	1.42%	1.64%	1.71%
Allowance for losses on loans/average loans, net of unearned income	1.53	1.43	1.50	1.67	1.65
Allowance for losses on loans/nonperforming loans	133	145	249	264	206
Net charge-offs/average loans, net of unearned income	.82	.53	.36	.47	.95
Provision for losses on loans/average loans, net of unearned income	.86	.55	.34	.36	1.04
Nonperforming loans/loans	1.17	1.02	.57	.62	.83
Nonperforming assets/loans plus foreclosed properties	1.51	1.31	.75	.80	.97
Loans past due 90 days or more and still accruing interest/loans	.87	.75	.41	.44	.26

(1) Ratio calculations exclude FHA/VA government-insured/guaranteed loans, which represent minimal credit risk to Union Planters. See the "Loans" discussion in Management's Discussion and Analysis for additional information regarding the FHA/VA government-insured/guaranteed loans and Table 7 for the detail of nonperforming assets.

Table 9. Rate Sensitivity Analysis at December 31, 2002

| | Interest-Sensitive Within(1)(7) | | | | | | | | |
	0-90 Days	91-180 Days	181-365 Days	1-3 Years	3-5 Years	5-15 Years	Over 15 Years	Noninterest-Bearing	Total
	(Dollars in millions)								
Assets									
Loans and leases(2)(3)(4)	$11,078	$1,642	$2,607	$4,847	$1,630	$ 256	$ 15	$ 723	$22,798
Investment securities(5)(6)	940	343	570	1,603	944	894	67	106	5,467
Other earning assets	2,904	—	—	—	—	—	—	—	2,904
Other assets	—	—	—	—	—	—	—	2,975	2,975
Total assets	$14,922	$1,985	$3,177	$6,450	$2,574	$ 1,150	$ 82	$ 3,804	$34,144
Sources of funds									
Money market deposits(7)(8)..........	$ 4,249	$ —	$ 518	$ 518	$ —	$ —	$ —	$ —	$ 5,285
Savings and interest-bearing checking deposits(7)(8)..	1,619	—	—	1,619	—	1,669	—	—	4,907
Other time deposits........	1,387	1,223	1,452	1,717	724	18	3	—	6,524
Certificates of deposit of $100,000 and over	414	283	307	386	188	1	—	—	1,579
Short-term borrowings	3,638	—	—	—	—	—	—	—	3,638
Federal Home Loan Bank advances	500	—	130	111	—	219	—	—	960
Other long-term debt	42	—	75	100	600	801	210	—	1,828
Noninterest-bearing deposits	—	—	—	—	—	—	—	5,035	5,035
Other liabilities	—	—	—	—	—	—	—	1,162	1,162
Shareholders' equity	—	—	—	—	—	—	—	3,226	3,226
Total sources of funds............	$11,849	$1,506	$2,482	$4,451	$1,512	$ 2,708	$ 213	$ 9,423	$34,144
Interest rate swaps(9)	$ (435)	$ —	$ —	$ —	$ 435	$ —	$ —	$ —	
Interest rate sensitivity gap ...	2,638	479	695	1,999	1,497	(1,558)	(131)	(5,619)	
Cumulative interest rate sensitivity gap(8)	2,638	3,117	3,812	5,811	7,308	5,750	5,619		
Cumulative gap as a percentage of total assets(8)	8%	9%	11%	17%	21%	17%	16%		

Management has made the following assumptions in presenting the above analysis:

(1) Assets and liabilities are generally scheduled according to their earliest repricing dates regardless of their contractual maturities.

(2) Nonaccrual loans and accounts receivable-factoring are included in the noninterest-bearing category.

(3) Fixed-rate mortgage loan maturities include estimates of principal prepayments using industry estimates of prepayment speeds for various coupon segments of the portfolio.

(4) Delinquent FHA/VA loans are scheduled based on foreclosure and repayment patterns.

(5) The scheduled maturities of mortgage-backed securities and CMOs include principal prepayments of these securities using proprietary models and their estimates of prepayment speeds.

(6) Securities are generally scheduled according to their call dates when valued at a premium to par.

(7) Money market deposits, interest-bearing checking and savings deposits that have no contractual maturities are scheduled according to management's best estimate of their repricing in response to changes in market rates. The impact of changes in market rates would be expected to vary by product type and market.

(8) If all money market, interest-bearing checking and savings deposits had been included in the 0-90 Days category above, the cumulative gap as a percentage of total assets would have been negative 5% and 4%, respectively, for the 0-90 Days and 91-180 Days categories and positive 0%, 12%, 17%, 17% and 16%, respectively, for the 181-365 Days, 1-3 Years, 3-5 Years, 5-15 Years and over 15 Years categories at December 31, 2002.

(9) The notional value of interest rate swaps at December 31, 2002 is $435 million.

Table 10. Investment Securities and Other Earning Assets

	December 31,		
	2002	**2001**	**2000**
	(Dollars in thousands)		
U.S. Government and federal agencies			
U.S. Treasury	$ 68,253	$ 79,736	$ 100,009
U.S. Government agencies	3,179,457	2,430,862	3,577,506
Total U.S. Government and federal agencies	3,247,710	2,510,598	3,677,515
Obligations of states and political subdivisions	749,560	1,104,773	1,227,329
Other investment securities	1,470,013	1,165,258	1,938,826
Total investment securities	5,467,283	4,780,629	6,843,670
Interest-bearing deposits at financial institutions	116,208	54,351	43,525
Federal funds sold and securities purchased under agreements to resell	122,069	13,067	36,384
Trading account assets	266,322	263,315	233,878
Loans held for resale	2,400,210	1,862,637	457,107
Total investment securities and other earning assets	$8,372,092	$6,973,999	$7,614,564

Table 11. Risk-Based Capital

	December 31,		
	2002	**2001**	**2000**
	(Dollars in thousands)		
Tier 1 capital			
Shareholders' equity	$ 3,226,282	$ 3,223,741	$ 2,920,054
Trust Preferred Securities and minority interest in consolidated subsidiaries	210,358	199,115	202,268
Less: Goodwill and other intangibles	(931,720)	(926,012)	(949,842)
Disallowed servicing asset	(28,081)	(2,286)	—
Unrealized (gain) loss on available for sale securities	(67,152)	(54,564)	3,841
Other	(256)	(347)	(748)
Total Tier 1 capital	2,409,431	2,439,647	2,175,573
Tier 2 capital			
Allowance for losses on loans	320,720	312,757	315,385
Qualifying long-term debt	840,710	874,603	410,381
Other adjustments	648	727	—
Total capital before deductions	3,571,509	3,627,734	2,901,339
Less investment in unconsolidated entities	(11,514)	(10,679)	(9,617)
Total capital	$ 3,559,995	$ 3,617,055	$ 2,891,722
Risk-weighted assets	$25,624,174	$24,991,383	$25,210,701
Ratios			
Shareholders' equity/total assets	9.45%	9.71%	8.41%
Leverage ratio(1)	7.47	7.56	6.53
Tier 1 capital/risk-weighted assets(1)	9.40	9.75	8.63
Total capital/risk-weighted assets(1)	13.89	14.47	11.47

(1) Regulatory minimums for institutions considered "well capitalized" are 5%, 6% and 10% for the leverage, Tier 1 capital to risk-weighted assets and Total capital to risk-weighted assets ratios, respectively. As of December 31, 2002, all of Union Planters' banking subsidiaries were considered "well capitalized" for purposes of FDIC deposit insurance assessments. See Note 11 to the consolidated financial statements for a more information on Union Planters' capital levels and ratios.

Table 12. Selected Quarterly Data

2002 Quarters Ended (1)	March 31,	June 30,	September 30,	December 31,	Adjustments(7)	Total
	(Dollars in thousands, except per share data)					
Net interest income	$ 320,095	$ 319,264	$ 324,357	$ 325,729		$ 1,289,445
Provision for losses on loans	(44,991)	(44,911)	(48,000)	(59,999)		(197,901)
Noninterest income	175,373	182,625	194,106	234,350		786,454
Noninterest expense	(268,139)	(272,252)	(276,098)	(301,454)	$ 6,856	(1,111,087)
Earnings before income taxes	182,338	184,726	194,365	198,626	6,856	766,911
Income taxes	(56,415)	(57,155)	(60,136)	(62,097)	(2,121)	(237,924)
Net earnings as originally reported	125,923	127,571	134,229	136,529	$ 4,735	$ 528,987
Goodwill adjusted for SFAS No. 147, net	1,579	1,578	1,578	—		
Net earnings	$ 127,502	$ 129,149	$ 135,807	$ 136,529		$ 528,987
Per common share data						
Net earnings(8)						
Basic	$ .61	$ .63	$ .68	$ .69		$ 2.61
Diluted	.61	.63	.67	.68		2.59
Dividends(2)	.33	.33	.33	.33		1.33
UPC common stock data(3)						
High closing price	$ 32.39	$ 33.63	$ 32.64	$ 29.94		$ 33.63
Low closing price	29.33	31.39	26.67	23.65		23.65
Closing price at quarter-end	31.59	32.37	27.46	28.14		28.14
Trading volume (in thousands)(4)	37,992	39,148	42,422	43,378		162,940
Key financial data						
Return on average assets	1.57%	1.61%	1.66%	1.63		1.62%
Return on average common equity	15.91	16.25	16.80	17.05		16.55
Expense ratio (5)	.94	.89	.80	.63		.81
Efficiency ratio (6)	49.80	49.98	49.56	50.69		50.02
Equity/assets (period-end)	10.09%	10.03%	9.73%	9.45		9.45%
Average earning assets	$29,386,268	$29,390,402	$29,652,911	$30,286,456		$29,681,405
Interest income — FTE	496,127	484,385	479,900	469,567		1,929,977
Yield on average earning assets — FTE	6.85%	6.61%	6.42%	6.15		6.50%
Average interest-bearing liabilities	$24,086,151	$24,010,897	$24,115,520	$24,610,368		$24,206,924
Total interest expense	167,829	158,500	149,452	137,899		613,683
Rate on average interest-bearing liabilities	2.83%	2.65%	2.46%	2.22		2.54%
Net interest income — FTE	$ 328,298	$ 325,885	$ 330,445	$ 331,668		$ 1,316,294
Net interest margin — FTE	4.53%	4.45%	4.42%	4.34		4.43%

2001 Quarters Ended (1)	March 31,	June 30,	September 30,	December 31,		Total
Net interest income	$ 311,026	$ 316,164	$ 322,678	$ 326,105		$ 1,275,973
Provision for losses on loans	(25,300)	(28,900)	(41,933)	(35,830)		(131,963)
Noninterest income	164,914	187,172	196,341	221,244		769,671
Noninterest expense	(289,672)	(308,993)	(307,591)	(332,006)		(1,238,262)
Earnings before income taxes	160,968	165,443	169,495	179,513		675,419
Income taxes	(54,601)	(56,118)	(57,491)	(63,659)		(231,869)
Net earnings	$ 106,367	$ 109,325	$ 112,004	$ 115,854		$ 443,550
Per common share data						
Net earnings						
Basic	$ .52	$ .53	$ .54	$ .56		$ 2.15
Diluted	.51	.53	.54	.55		2.13
Dividends(2)	.33	.33	.33	.33		1.33
UPC common stock data(3)						
High closing price	$ 26.08	$ 29.13	$ 31.29	$ 30.42		$ 31.29
Low closing price	23.13	24.27	25.75	25.38		23.13
Closing price at quarter-end	25.66	29.07	28.60	30.09		30.09
Trading volume (in thousands)(4)	36,470	28,694	30,696	33,852		129,712
Key financial data						
Return on average assets	1.23%	1.26%	1.31%	1.38%		1.30%
Return on average common equity	14.54	14.28	14.18	14.39		14.34
Expense ratio(5)	1.25	1.22	1.20	1.24		1.17
Efficiency ratio(6)	54.85	55.74	55.74	53.58		54.65
Equity/assets (period-end)	8.72%	9.07%	9.62%	9.71%		9.71%
Average earning assets	$32,103,877	$31,689,438	$30,798,779	$30,213,145		$31,195,027
Interest income — FTE	657,683	623,223	588,645	539,178		2,408,729
Yield on average earning assets — FTE	8.31%	7.89%	7.58%	7.08%		7.72%
Average interest-bearing liabilities	$27,546,058	$26,804,659	$25,710,751	$24,843,709		$26,217,478
Total interest expense	337,391	298,550	257,388	204,790		1,098,119
Rate on average interest-bearing liabilities	4.97%	4.47%	3.97%	3.27%		4.19%
Net interest income — FTE	$ 320,292	$ 324,673	$ 331,257	$ 334,386		$ 1,310,608
Net interest margin — FTE	4.05%	4.11%	4.27%	4.39%		4.20%

FTE — Fully taxable-equivalent basis
(1) Certain quarterly amounts have been reclassified to conform to current financial reporting presentation.
(2) See Note 12 to the consolidated financial statements for a description of dividend restrictions.
(3) Union Planters common stock is listed on the New York Stock Exchange (NYSE) and is traded under the symbol UPC. All share prices represent closing prices as reported by the NYSE. There were approximately 29,300 registered holders of Union Planters common stock as of December 31, 2002.
(4) Trading volume represents total volume for the period shown as reported by NYSE.
(5) The expense ratio equals noninterest expense minus noninterest income (excluding significant nonrecurring revenues and expenses, investment securities gains and losses, and goodwill and other intangibles amortization) divided by average assets.
(6) The efficiency ratio is calculated excluding the same items as in the expense ratio calculation, dividing noninterest expense by net interest income (FTE) plus noninterest income.
(7) This column represents adjustments to the first three quarters of 2002 in noninterest expense, earnings before income taxes, income taxes and net earnings due to the adoption of SFAS No. 147, *Acquisitions of Certain Financial Institutions,* in October 2002. See Note 1 to the consolidated financial statements for information regarding these adjustments.
(8) Earnings per share are disclosed including the adjustment for SFAS No. 147.

REPORT OF MANAGEMENT

The accompanying consolidated financial statements and related financial information were prepared by the management of Union Planters Corporation (Union Planters) in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect management's best estimates and judgment. Management is responsible for the integrity, objectivity, consistency and fair presentation of the consolidated financial statements and all financial information contained herein.

Management maintains and depends upon internal accounting systems and related internal controls. Internal controls are designed to ensure that transactions are properly authorized and recorded in Union Planters' financial records and to safeguard Union Planters' assets from material loss or misuse. Union Planters utilizes both internal and external audits to monitor compliance with, and assess the effectiveness of, the internal controls. Management believes Union Planters' internal controls provide reasonable assurance that Union Planters' assets are safeguarded and that its financial records are reliable.

The Audit Committee of the Board of Directors meets periodically with representatives of Union Planters' independent accountants, the General Auditor and management to review accounting policies, control procedures and audit and regulatory examination reports. The independent accountants and the General Auditor have free access to the Directors' Audit Committee, with and without the presence of management, to discuss the results of their audit work and their evaluation of the internal controls and the quality of financial reporting.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, who were engaged to express an opinion as to the fairness of presentation of such consolidated financial statements.

Memphis, Tennessee
January 16, 2003



Jackson W. Moore
Chairman, President and
Chief Executive Officer



Bobby L. Doxey
Senior Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Union Planters Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Union Planters Corporation (Union Planters) and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Union Planters' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, Union Planters adopted new accounting standards for goodwill and other intangibles.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Memphis, Tennessee
January 16, 2003

UNION PLANTERS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31,	
	2002	2001
	(Dollars in thousands)	
Assets		
Cash and due from banks	$ 1,008,078	$ 953,846
Interest-bearing deposits at financial institutions	116,208	54,351
Federal funds sold and securities purchased under agreements to resell	122,069	13,067
Trading account assets	266,322	263,315
Loans held for resale	2,400,210	1,862,637
Available for sale securities	5,467,283	4,780,629
Loans:		
Commercial, financial and agricultural	5,216,820	5,145,917
Foreign	217,570	397,737
Accounts receivable — factoring	666,731	640,312
Real estate — construction	2,261,893	2,190,854
Real estate — mortgage		
Secured by 1-4 family residential	4,240,731	5,166,097
FHA/VA government-insured/guaranteed	231,895	133,751
Non-farm, nonresidential properties	5,027,161	4,821,293
Multi-family (5 or more) residential	843,631	846,259
Secured by farmland	489,584	462,676
Home equity	1,538,088	935,841
Consumer	1,989,835	2,338,560
Direct lease financing	73,768	104,705
Total loans	22,797,707	23,184,002
Less: Unearned income	(22,975)	(20,963)
Allowance for losses on loans	(350,931)	(341,930)
Net loans	22,423,801	22,821,109
Premises and equipment, net	540,183	556,686
Accrued interest receivable	207,869	245,847
Mortgage servicing rights, net	264,295	150,303
Goodwill, net	803,185	780,612
Other intangibles, net	128,756	146,695
Other assets	396,104	568,507
Total assets	$34,144,363	$33,197,604
Liabilities and shareholders' equity		
Deposits		
Noninterest-bearing	$ 5,035,464	$ 4,509,944
Certificates of deposit of $100,000 and over	1,578,996	1,602,117
Other interest-bearing	16,715,980	17,318,441
Total deposits	23,330,440	23,430,502
Short-term borrowings	3,637,610	3,076,679
Short- and medium-term senior notes	600,045	—
Federal Home Loan Bank long-term advances	960,029	1,461,190
Other long-term debt	1,227,699	1,275,509
Accrued interest, expenses and taxes	260,275	282,211
Other liabilities	901,983	447,772
Total liabilities	30,918,081	29,973,863
Commitments and contingent liabilities (Notes 13, 16 and 20)	—	—
Shareholders' equity		
Convertible preferred stock (Note 10)	10,194	16,101
Common stock, $5 par value; 300,000,000 shares authorized; 198,434,384 issued and outstanding (206,113,331 at December 31, 2001)	992,172	1,030,567
Additional paid-in capital	537,417	535,378
Retained earnings	1,639,465	1,600,153
Unearned compensation	(20,118)	(13,022)
Accumulated other comprehensive income	67,152	54,564
Total shareholders' equity	3,226,282	3,223,741
Total liabilities and shareholders' equity	$34,144,363	$33,197,604

The accompanying notes are an integral part of these consolidated financial statements.

UNION PLANTERS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS

	Years Ended December 31,		
	2002	**2001**	**2000**
	(Dollars in thousands, except per share data)		
Interest income			
Interest and fees on loans	$1,527,577	$1,937,215	$2,025,117
Interest and dividends on investment securities			
Taxable	230,355	281,741	387,505
Tax-exempt	42,167	59,307	64,897
Interest on deposits at financial institutions	2,421	2,047	2,170
Interest on federal funds sold and securities purchased under agreements to resell	1,437	2,213	5,072
Interest on trading account assets	9,562	15,836	16,806
Interest on loans held for resale	89,609	75,733	26,087
Total interest income	1,903,128	2,374,092	2,527,654
Interest expense			
Interest on deposits	428,656	757,354	835,109
Interest on short-term borrowings	36,252	176,649	366,753
Interest on long-term debt	148,775	164,116	94,676
Total interest expense	613,683	1,098,119	1,296,538
Net interest income	1,289,445	1,275,973	1,231,116
Provision for losses on loans	197,901	131,963	77,062
Net interest income after provision for losses on loans	1,091,544	1,144,010	1,154,054
Noninterest income			
Service charges on deposit accounts	232,229	218,341	182,035
Mortgage banking revenue	243,391	183,909	117,925
Merchant services income	11,996	65,518	37,047
Factoring commissions and fees	41,533	38,061	38,275
Professional employment organization, net revenues	28,305	21,916	13,755
Bankcard transaction fees	38,826	30,774	28,616
Trust service income	28,082	27,961	26,395
Investment and insurance services	54,877	50,891	47,744
Investment securities gains	23,027	9,582	381
Other income	84,188	122,718	67,229
Total noninterest income	786,454	769,671	559,402
Noninterest expense			
Salaries and employee benefits	536,799	537,060	508,439
Net occupancy expense	102,005	104,414	93,054
Equipment expense	84,192	89,371	84,668
Goodwill amortization	5,464	48,440	46,290
Other intangibles amortization	16,391	17,156	17,811
Other expense	366,236	441,821	352,578
Total noninterest expense	1,111,087	1,238,262	1,102,840
Earnings before income taxes	766,911	675,419	610,616
Income taxes	237,924	231,869	201,306
Net earnings	$ 528,987	$ 443,550	$ 409,310
Net earnings applicable to common shares	$ 528,011	$ 442,162	$ 407,703
Earnings per common share			
Basic	$ 2.61	$ 2.15	$ 2.01
Diluted	2.59	2.13	2.00
Dividends per common share	$ 1.33	$ 1.33	$ 1.33
Average common shares outstanding (in thousands)			
Basic	201,927	205,543	202,756
Diluted	204,609	208,043	204,983

The accompanying notes are an integral part of these consolidated financial statements.

UNION PLANTERS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount					
	(Amounts in thousands, except per share data)								
Balance, December 31, 1999	835	$20,875	207,731	$1,038,656	$409,087	$1,453,468	$(11,760)	$(134,217)	$2,776,109
Comprehensive income									
Net earnings	—	—	—	—	—	409,310	—	—	409,310
Other comprehensive income, net of taxes									
Net change in unrealized loss on available for sale securities	—	—	—	—	—	—	—	130,376	130,376
Total comprehensive income	—	—	—	—	—	—	—	—	539,686
Cash dividends									
Common stock, $1.33 per share	—	—	—	—	—	(271,091)	—	—	(271,091)
Preferred stock, Series E, $2.00 per share	—	—	—	—	—	(1,607)	—	—	(1,607)
Common stock issued under employee benefit plans and dividend reinvestment plan, net of stock exchanged	—	—	996	4,980	21,021	(1,616)	(5,162)	—	19,223
Conversion of preferred stock	(47)	(1,184)	89	444	740	—	—	—	—
Common stock repurchased and retired	—	—	(6,714)	(33,569)	(13,305)	(95,392)	—	—	(142,266)
Balance, December 31, 2000	788	19,691	202,102	1,010,511	417,543	1,493,072	(16,922)	(3,841)	2,920,054
Comprehensive income									
Net earnings	—	—	—	—	—	443,550	—	—	443,550
Other comprehensive income, net of taxes									
Net change in unrealized gain (loss) on available for sale securities	—	—	—	—	—	—	—	58,405	58,405
Total comprehensive income	—	—	—	—	—	—	—	—	501,955
Cash dividends									
Common stock, $1.33 per share	—	—	—	—	—	(273,256)	—	—	(273,256)
Preferred stock, Series E, $2.00 per share	—	—	—	—	—	(1,388)	—	—	(1,388)
Common stock issued under employee benefit plans and dividend reinvestment plan, net of stock exchanged	—	—	635	3,175	13,665	(2)	3,900	—	20,738
Issuance of stock in business combination	—	—	6,557	32,785	110,546	—	—	—	143,331
Conversion of preferred stock	(144)	(3,590)	269	1,346	2,243	—	—	—	(1)
Common stock repurchased and retired	—	—	(3,450)	(17,250)	(8,619)	(61,823)	—	—	(87,692)
Balance, December 31, 2001	644	16,101	206,113	1,030,567	535,378	1,600,153	(13,022)	54,564	3,223,741
Comprehensive income									
Net earnings	—	—	—	—	—	528,987	—	—	528,987
Other comprehensive income, net of taxes									
Net change in unrealized gain on available for sale securities	—	—	—	—	—	—	—	12,588	12,588
Total comprehensive income	—	—	—	—	—	—	—	—	541,575
Cash dividends									
Common stock, $1.33 per share	—	—	—	—	—	(269,097)	—	—	(269,097)
Preferred stock, Series E, $2.00 per share	—	—	—	—	—	(976)	—	—	(976)
Common stock issued under employee benefit plans and dividend reinvestment plan, net of stock exchanged	—	—	1,120	5,603	25,715	—	(7,096)	—	24,222
Conversion of preferred stock	(236)	(5,907)	371	1,853	4,054	—	—	—	—
Cash paid for fractional shares relating to stock split	—	—	(1,125)	(5,628)	5,286	—	—	—	(342)
Common stock repurchased and retired	—	—	(8,045)	(40,223)	(33,016)	(219,602)	—	—	(292,841)
Balance, December 31, 2002	408	$10,194	198,434	$ 992,172	$537,417	$1,639,465	$(20,118)	$ 67,152	$3,226,282

The accompanying notes are an integral part of these consolidated financial statements.

UNION PLANTERS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Operating activities			
Net earnings	$ 528,987	$ 443,550	$ 409,310
Reconciliation of net earnings to net cash provided (used) by operating activities:			
Provision for losses on loans	197,901	131,963	77,062
Depreciation and amortization of premises and equipment	66,207	77,001	79,225
Amortization of goodwill and other intangibles	21,855	65,596	56,388
Amortization and impairment of mortgage servicing rights, net	34,547	57,582	19,903
Net amortization of investment securities	11,204	10,078	2,798
Net realized gains on investment securities	(23,027)	(9,582)	(381)
Gain on sale of residential mortgages	(95,539)	(20,425)	(6,508)
Gain on sale of branches	(5,358)	(44,795)	(2,830)
Deferred income tax expense	45,831	23,256	53,796
Net (increase) decrease trading account assets and loans held for resale	(445,770)	(1,214,573)	55,439
Net decrease (increase) other assets	29,885	(102,909)	89,139
Net (decrease) increase in accrued interest, expenses, taxes and other liabilities	(29,291)	112,783	49,695
Other, net	—	—	11,319
Net cash provided (used) by operating activities	337,432	(470,475)	894,355
Investing activities			
Net (increase) decrease in short-term investments	(61,857)	(5,307)	29,539
Proceeds from sales of available for sale securities	1,728,462	1,176,837	453,839
Proceeds from maturities, calls and prepayments of available for sale securities	846,102	1,298,788	1,037,613
Purchases of available for sale securities	(2,722,434)	(279,155)	(659,391)
Net increase in loans	(83,537)	(369,749)	(3,403,062)
Net cash received (paid) through business acquisitions	15,891	61,970	(39,620)
Proceeds from whole loan sale and securitizations of residential mortgages	185,682	1,955,915	780,316
Purchases of premises and equipment, net	(52,789)	(33,886)	(42,423)
Net cash (used) provided by investing activities	(144,480)	3,805,413	(1,843,189)
Financing activities			
Net increase (decrease) in deposits	55,526	408,337	(257,567)
Net increase (decrease) in short-term borrowings	560,931	(3,018,777)	664,392
Proceeds from issuance of medium and long-term debt, net	598,593	1,467,415	1,100,550
Repayment of long-term debt	(561,758)	(1,211,442)	(279,828)
Proceeds from issuance of common stock	31,583	17,962	11,950
Cash paid for fractional shares relating to stock split	(342)	—	—
Purchase and retirement of common stock	(292,841)	(87,692)	(142,266)
Net cash paid for settlement of deposits sold	(151,258)	(723,839)	—
Cash dividends paid	(270,152)	(274,691)	(272,714)
Net cash (used) provided by financing activities	(29,718)	(3,422,727)	824,517
Net increase (decrease) in cash and cash equivalents	163,234	(87,789)	(124,317)
Cash and cash equivalents at the beginning of the year	966,913	1,054,702	1,179,019
Cash and cash equivalents at the end of the year	$ 1,130,147	$ 966,913	$ 1,054,702
Supplemental disclosures			
Cash paid for:			
Interest	$ 636,513	$ 1,413,403	$ 1,222,028
Income taxes	214,482	188,376	101,574
Non-cash items:			
Unrealized gain (loss) on available for sale securities	106,240	86,381	(5,787)
Available for sale securities, pending settlement	506,969	—	—
Transfers to other real estate from loans	88,148	51,308	36,242

See Notes 2 and 10, respectively, related to business combinations and conversions of preferred stock.

The accompanying notes are an integral part of these consolidated financial statements.

UNION PLANTERS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business and Summary of Significant Accounting Policies

Business.   Union Planters Corporation (Union Planters or the Company) is a multi-state bank holding company headquartered in Memphis, Tennessee. Union Planters operates three banking subsidiaries with 762 banking offices and 965 ATMs in Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee and Texas. At December 31, 2002, Union Planters had consolidated total assets of $34.1 billion, placing it among the 30 largest bank holding companies based in the United States and the largest headquartered in Tennessee. Through its subsidiaries, Union Planters provides a diversified range of financial services in the communities in which it operates, including consumer, commercial and corporate lending; retail banking; and other ancillary financial services traditionally furnished by full-service financial institutions. Additional services offered include factoring operations; mortgage origination and servicing; investment management and trust services; the issuance of debit cards; the offering of credit cards; the origination, packaging and securitization of loans, primarily the government-guaranteed portion of Small Business Administration (SBA) loans; full-service and discount brokerage; the sale of annuities and bank-eligible insurance products; and professional employment organization services, including worker's compensation, employee benefits, payroll administration, safety and risk management, human resource administration and compliance administration.

Summary of Significant Accounting Policies

Use of Estimates.   The accounting and reporting policies of Union Planters and its subsidiaries conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of estimates include the adequacy of the allowance for losses on loans, accruals for income taxes and estimates of fair value of financial instruments. Actual results could differ from those estimates. The following is a summary of the more significant accounting policies of Union Planters.

Principles of Consolidation and Basis of Presentation.   The consolidated financial statements include the accounts of Union Planters and all majority-owned subsidiaries after elimination of significant intercompany accounts and transactions. Companies in which Union Planters holds 20% or greater but less than 50% of the voting stock are accounted for using the equity method for investments. Companies in which Union Planters holds less than 20% of the voting stock are accounted for using the cost method for investments. Companies used by Union Planters to securitize mortgage loans meet the criteria for qualifying special purpose entities established by Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* and are not consolidated. Companies used to securitize factored receivables are not qualifying special purpose entities under SFAS No. 140 and are consolidated. Business combinations accounted for as purchases are included in the consolidated financial statements from their respective dates of acquisition. Assets and liabilities of financial institutions accounted for as purchases are adjusted to their fair values as of their dates of acquisition. Certain prior year amounts have been reclassified to conform with the 2002 financial reporting presentation. During the second quarter of 2002, Union Planters completed a three-for-two stock split paid in the form of a stock dividend. All share and per share data amounts have been adjusted to reflect the split.

Cash and Cash Equivalents.   Cash and cash equivalents, which include cash, due from banks and federal funds, aggregated $1,130 million, $967 million and $1,055 million at December 31, 2002, 2001 and 2000, respectively. Union Planters' banking subsidiaries are required to maintain noninterest-bearing average reserve balances with the Federal Reserve Bank. The average balance required to be maintained for such purposes was $26 million during 2002 and $11 million during 2001. At December 31, 2002 and

2001, the Company was also required to maintain reserve balances of $82 million and $75 million, respectively, related to other contractual obligations, the majority of which is held in deposit with the drawee for Union Planters' official checks.

Securities and Trading Account Assets. Debt and equity securities that are bought and principally held for the purpose of selling them in the near term are classified as trading securities. These consist primarily of the government-guaranteed portion of SBA loans and SBA participation certificates. Gains and losses on sales and fair-value adjustments of trading securities are included in profits and commissions from trading activities.

Debt securities that Union Planters has the positive intent and ability to hold to maturity are classified as held to maturity securities and carried at cost, adjusted for the amortization of premium and accretion of discount using the level-yield method. Generally, the held to maturity portfolios of acquired entities are reclassified to the available for sale portfolio upon acquisition. At December 31, 2002 and 2001, Union Planters had no securities classified as held to maturity.

Debt and equity securities that Union Planters has not classified as held to maturity or trading are classified as available for sale securities. These are reported at fair value, with unrealized gains and losses, net of deferred taxes, included in accumulated other comprehensive income. Gains or losses from sales of available for sale securities are computed using the specific identification method and are included in investment securities gains (losses) together with impairment losses considered other than temporary.

Loans Held for Resale. Loans held for resale primarily include mortgage loans originated for sale into the secondary market and certain derivative financial instruments associated with loans held for resale and the mortgage pipeline, all of which are carried at fair value on an aggregate basis.

Loans. Loans are carried at the principal amount outstanding. Interest income on loans is recognized using constant yield methods except for unearned income, which is recorded as income using a method that approximates the interest method. Loan origination fees and direct loan origination costs are deferred and recognized over the life of the related loans as adjustments to interest income. Certain of Union Planters' banking subsidiaries, principally Union Planters Bank, National Association (UPB), have granted loans to Union Planters' directors, executive officers and their affiliates. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risks of collectability. The aggregate dollar amount of these loans at December 31, 2002 and 2001 represented less than 5% of total equity and is considered immaterial.

Loan Sales. Through the sale and securitization of loans, Union Planters may retain one or more subordinated tranches, servicing rights and, in some cases, a cash reserve account, all of which are retained interests in the securitized loans. Gain or loss on the sale of the loans depends in part on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair values, quoted market prices are used if available. If quotes are not available for the retained interests, Union Planters estimates fair value based on the present value of future expected cash flows calculated using management's best estimate of key assumptions — expected credit losses, prepayment speeds, weighted average life and discount rates commensurate with the risks involved.

Nonperforming Loans. Nonperforming loans consist of nonaccrual loans and restructured loans. Loans, other than consumer loans, are generally placed on nonaccrual status and interest is not recorded if, in management's opinion, payment in full of principal or interest is not expected or when payment of principal or interest is contractually past due 90 days or more, unless the loan is both well-secured and in the process of collection. Consistent with industry practice, single-family residential mortgage loans are placed on nonaccrual status if the loan is not in the process of collection or is not well secured. FHA/VA government-insured/guaranteed loans which are past due 90 days or more are placed on nonaccrual status when interest claim reimbursements are likely to be denied due to missed filing dates in the foreclosure process. Consumer loans are automatically charged off when they become 120 days past due. In the interim, consumer loans are placed on nonaccrual status upon the occurrence of certain events, such as bankruptcy.

   Allowance for Losses on Loans.   The allowance for losses on loans represents management's best estimate of losses inherent in the existing loan portfolio. The allowance for losses on loans is increased by the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries. The provision for losses on loans is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current and anticipated economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans and the results of regulatory examinations.

   Loans are considered impaired if, based on current information and events, it is probable that Union Planters will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the fair value of the collateral for collateral dependent loans. If the loan is not collateral dependent, the measurement of impairment is based on the present value of expected future cash flows discounted at the historical effective interest rate or the observable market price of the loan.

   Premises and Equipment.   Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method and is charged to operating expense over the estimated useful lives of the assets. Depreciation expense is computed principally using estimated lives of five to forty years for premises and two to ten years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the initial term of the respective lease or the estimated useful life of the improvement. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

   Business Combinations.   Prior to June 2001, the unamortized costs in excess of the fair value of acquired net tangible assets were included in goodwill and other intangibles. For acquisitions where the fair value of net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated proportionally to noncurrent, nonmonetary assets. Any excess remaining after these assets were reduced to zero was recorded as a deferred credit and amortized into income over the period of benefit.

   Subsequent to June 2001 when SFAS No. 141, *Business Combinations,* became effective, intangible assets arising from a business combination are recognized as assets apart from goodwill if they meet either the contractual — legal criterion or the separability criterion. Any excess fair value of net assets acquired exceeding the purchase price remaining after noncurrent, nonmonetary assets are reduced to zero is recorded as an extraordinary gain. Disclosures concerning the primary reasons for business combinations, the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption, and additional information concerning goodwill and other intangibles are made as required.

   Goodwill and Other Intangibles.   Prior to December 31, 2001, the unamortized costs in excess of the fair value of acquired net tangible assets were included in goodwill and other intangibles. All intangible assets were amortized over the estimated period benefited, which ranged up to 25 years for goodwill and up to 15 years for premiums on purchased deposits. Goodwill was amortized using the straight-line method, while premiums on purchased deposits were amortized using a method which approximated the pattern of the expected runoff of the related deposits.

   On January 1, 2002, Union Planters adopted SFAS No. 142, *Goodwill and Other Intangible Assets.* This standard superceded APB Opinion No. 17, *Intangible Assets,* and changed how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in the financial statements upon their acquisition in the following significant respects:

   • SFAS No. 142 adopts a view of goodwill that bases the accounting for goodwill on the reporting
      units of the combined entity into which the acquired entity is integrated.

- SFAS No. 142 requires goodwill and other intangible assets that have indefinite lives to be tested at least annually for impairment rather than being amortized. Intangible assets that have finite useful lives continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling.

- SFAS No. 142 provides specific guidance for testing goodwill for impairment.

- SFAS No. 142 provides specific guidance on testing intangible assets that will not be amortized for impairment and thus removes those assets from the scope of other impairment guidance.

- SFAS No. 142 requires disclosure about changes in the carrying amount of goodwill from period to period (in the aggregate and by reportable segment), the carrying amount of intangible assets by major intangible asset class for those subject to amortization and for those not subject to amortization, and the estimated asset amortization for the next five years.

Upon adoption of SFAS No. 142, Union Planters assessed both its goodwill and other intangible assets and determined that there was no impairment. Consequently, other intangible assets continued to be amortized in accordance with their previously established lives.

Intangible assets acquired through the purchase of branches were excluded from the scope of SFAS No. 142 resulting in the continued amortization of certain unidentified intangibles included in goodwill. In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions,* which amends the accounting for acquisitions of branches qualifying as a business. Such acquisitions are now accounted for in accordance with SFAS No. 142. During the fourth quarter of 2002, Union Planters adopted this standard and, as required, reversed approximately $6.8 million of pre-tax amortization expense incurred during the first nine months of 2002.

For the year ended December 31, 2002, the impact of the above standards on the consolidated statement of earnings was an increase in net earnings of $38.5 million or $.19 per diluted share. The pro-forma impact on diluted earnings per share for 2001 and 2000 would have been an increase of $.19 and $.17, respectively. See Note 7 for further discussion.

Mortgage Servicing Rights. Mortgage servicing rights are stratified based on guarantor, origination period and interest rate. The servicing rights are carried at the lower of cost or market by strata. The servicing rights capitalized are amortized in proportion to and over the period of estimated servicing income. Management evaluates the recoverability of the servicing rights in relation to the impact of actual and anticipated loan portfolio prepayment, foreclosure and delinquency experience.

Other Real Estate. Properties acquired through foreclosure and unused bank premises are initially recorded at fair value, reduced by estimated selling costs. The fair values of other real estate are typically determined based on appraisals by independent third parties. The fair value of individual properties is determined by applying one or more of three common valuation approaches (comparable sales, cost or income/discounted cash flows) appropriate in the circumstances. Factors such as interest rates and general economic conditions affect appraised values. Write-downs of the related loans at or prior to the date of foreclosure are charged to the allowance for losses on loans. Subsequent write-downs, income and expense incurred in connection with holding such assets, and gains and losses realized from the sales of such assets, are included in noninterest income and expense. At December 31, 2002 and 2001, net other real estate was $78.3 million and $65.7 million, respectively.

Stock Compensation. Union Planters has elected not to adopt the recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* which requires a fair-value-based method of accounting for stock options and similar equity awards. As permitted under SFAS No. 123, Union Planters continues to apply APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for its stock compensation plans and, accordingly, does not recognize compensation cost, except for stock grants. Had compensation cost for Union Planters' stock option plans been consistently expensed based upon the fair value at the grant date for awards under the methodology prescribed under SFAS No. 123, Union Planters' net income and earnings per share would have been reduced as shown in the table below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions in 2002, 2001 and 2000, respectively: expected dividend yield of 5.11% 5.15% and 5.91%; expected volatility of 29.62%, 29.75% and 30.85%; risk-free interest rate of 2.56%, 3.67% and 5.29%; and an expected life of 3.9 years, 5.1 years and 4.4 years. Forfeitures are recognized as they occur. This schedule excludes the earnings impact of options acquired and accelerated through acquisitions.

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions, except per share data)		
Weighted average fair value of shares at grant date	$ 4.03	$ 4.75	$ 3.94
Net earnings — as reported	529.0	443.6	409.3
Net earnings — pro-forma	515.1	433.0	401.1
Earnings per share — as reported			
Basic(1)	2.61	2.15	2.01
Diluted	2.59	2.13	2.00
Earnings per share — pro-forma			
Basic(1)	2.55	2.10	1.97
Diluted	2.52	2.08	1.96

(1) For the purpose of calculating basic earnings per share, net earnings is adjusted by the dividend on preferred stock, which was $1.0 million in 2002, $1.4 million in 2001 and $1.6 million in 2000.

Income Taxes. Union Planters files a consolidated federal income tax return, which includes all of its subsidiaries except for a credit life insurance company, certain corporations which have elected status as Real Estate Investment Trusts that are required to file separate income tax returns and certain pass through entities. Income tax expense is allocated between the parent company and its subsidiaries as if each had filed a separate return. The provision for income taxes is comprised of taxes that are currently payable and deferred taxes that relate to temporary differences between the book and tax basis of assets and liabilities that will result in deductible or taxable amounts in future years when such assets and liabilities are recovered or settled. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be realized or settled. Recognition of certain deferred tax assets is based upon management's belief that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize these benefits. When, in the opinion of management, it is "more likely than not" that the asset will be realized, no valuation allowance is established for deferred tax assets.

Derivative Financial Instruments and Hedging. In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* Union Planters records all derivatives in the consolidated balance sheet at their fair value. Changes in fair value are recorded each period in current earnings or other comprehensive income depending upon the purpose for using the derivative and/or its qualification, designation and effectiveness as a hedging transaction.

Derivative Instruments and Hedging Activities — Business Perspective. Union Planters has developed risk management programs and processes designed to manage market risk associated with the Company's business activities. Interest rate risk is a predominant risk that further influences a number of other business risks such as pricing risk, prepayment risk, valuation risk, balance sheet management and funding risk. As part of its risk management program, the Company utilizes derivative financial instruments to manage interest rate risks associated with its balance sheet activities. At year-end the derivative financial instrument positions were fair value hedges of loans held for resale and certain deposits and debt.

Mortgage loan production activities include the origination or acquisition of mortgage loans, the warehousing of those loans in inventory and the resale of those loans to investors in the secondary market. The Company utilizes derivative financial instruments to protect and manage interest rate risk and pricing risk associated with its loans held for resale and its mortgage pipeline. The derivative financial instruments associated with loans held for resale are accounted for as fair value hedges in accordance with applicable accounting literature. Since a derivative financial instrument cannot be accounted for as a hedge of another derivative financial instrument, the derivative financial instruments that are designed to manage the interest rate risk associated with the mortgage pipeline are marked-to-market through earnings and the mortgage pipeline is effectively accounted for as marked-to-market. The fair value of derivative financial instruments associated with loans held for resale and the mortgage pipeline are included in loans held for resale.

Impairment or Disposal of Long-Lived Assets. In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations —Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a business and amends Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements.* Significant changes in accounting include:

- Establishment of a single accounting model for long-lived assets to be disposed of by sale.

- Goodwill is no longer included in the scope of this guidance.

- Long-lived assets to be abandoned are now required to have depreciable lives that are in accordance with APB Opinion 20 *Accounting Changes.*

- Long-lived assets to be disposed of by sale are required to be measured at the lower of book value or the fair value less the cost to sell.

- Losses related to discontinued operations are no longer reported until they have been incurred.

Union Planters adopted this Standard on January 1, 2002. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations or cash flows.

Recent Accounting Pronouncements

Costs associated with Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* Previous guidance required expenses for exit or disposal activities to be accrued when the exit or disposal plan was approved by management and the liability was probable and quantifiable regardless of when the expense would be incurred. This standard requires that liabilities or costs associated with such activities be recognized when incurred. This standard also requires that any such liability be recognized initially at fair value. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002, with earlier application permitted. Union Planters will adopt the new standard as required and does not expect it to have a material impact on the Company's financial condition, results of operations or cash flows.

Stock-Based Compensation. In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure,* which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB Opinion No. 25 to the fair value method of accounting under SFAS No. 123, if a company so elects. Union Planters does not currently plan to adopt the fair value method of accounting for stock-based compensation and does not expect this statement to have a material impact on the Company's financial condition, results of operations or liquidity.

Guarantees. In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, An Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB interpretation No. 34.* FIN No. 45 requires that upon issuance of certain guarantees, the guarantor must recognize a liability for the fair value of the obligation assumed under the guarantee. Fair value at the issuance of the guarantee includes the premium received by the guarantor or, if the guarantee is part of a transaction with multiple elements, the amount that would be required by the guarantor to issue the same guarantee in a stand-alone, arms length transaction. In addition to recording the fair value of the guarantee, the guarantor must disclose certain information regarding the nature of guarantees made including:

- The approximate term

- How the guarantee arose

- Events or circumstances that would require the guarantor to perform under the guarantee

- The maximum potential amount of future payments that could be required

- The current carrying amount of the liability

- The nature of any recourse provisions or collateral held, which the guarantor can use to recover any portion of amounts paid under the guarantee

The disclosure requirements of FIN No. 45 became effective for financial statements for periods ending after December 15, 2002. Guarantees issued subsequent to December 31, 2002 are subject to being recorded at fair value. Union Planters adopted this Standard on December 31, 2002. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations or cash flows.

Variable Interest Entities. In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity must consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. As previously discussed, the Company utilizes certain companies in the securitization of mortgage loans and factored receivables. These companies represent VIEs. The companies utilized in the securitization of mortgages are qualifying special purpose entities, which are exempt from the consolidation requirements of FIN No. 46, and companies utilized in the securitization of factored receivables are consolidated. The Company does not anticipate that FIN No. 46 will have a material impact on the results of operations, financial position or liquidity.

Note 2. Business combinations

During the three-year period ended December 31, 2002, Union Planters consummated the following business combinations, which were accounted for as purchases:

Institution	Date Acquired	Consideration	Total Assets	Resulting Intangibles	Total Equity
			(Dollars in millions)		
Strategic Outsourcing, Inc.	4/26/00	$46 million in cash	$ 20	$47	N/A
Jefferson Savings Bancorp, Inc.	2/12/01	6,557,173 shares of common stock	1,605	47	$ 163
Total			$1,625	$94	$ 163

Because all of the above purchase acquisitions, in the aggregate, are insignificant to the consolidated results of Union Planters, pro-forma information has been omitted.

Note 3. Investment Securities

The following is a summary of Union Planters' investment securities, all of which were classified as "available for sale":

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(Dollars in thousands)		
December 31, 2002				
U.S. Government and federal agencies				
U.S. Treasury	$ 65,732	$ 2,529	$ 7	$ 68,254
U.S. Government agencies				
Collateralized mortgage obligations	927,983	14,763	9	942,737
Mortgage-backed	1,190,094	24,866	1,197	1,213,763
Other	1,009,661	13,312	17	1,022,956
Total U.S. Government and federal agencies	3,193,470	55,470	1,230	3,247,710
Obligations of states and political subdivisions	715,187	34,508	135	749,560
Collateralized mortgage obligations	1,016,480	17,356	2,649	1,031,187
Other stocks and securities	435,906	3,620	700	438,826
Total available for sale securities	$5,361,043	$110,954	$ 4,714	$5,467,283
December 31, 2001				
U.S. Government and federal agencies				
U.S. Treasury	$ 78,414	$ 1,478	$ 156	$ 79,736
U.S. Government agencies				
Collateralized mortgage obligations	1,699,771	34,352	1,480	1,732,643
Mortgage-backed	355,830	9,323	621	364,532
Other	324,361	9,421	95	333,687
Total U.S. Government and federal agencies	2,458,376	54,574	2,352	2,510,598
Obligations of states and political subdivisions	1,084,757	24,065	4,049	1,104,773
Collateralized mortgage obligations	853,862	18,628	6,498	865,992
Other stocks and securities	297,253	2,649	636	299,266
Total available for sale securities	$4,694,248	$ 99,916	$13,535	$4,780,629

The following table presents the gross realized gains and losses on available for sale investment securities for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(Dollars in thousands)		
Realized gains	$25,149	$12,276	$ 2,181
Realized losses	(2,122)	(2,694)	(1,800)

During 2002, Union Planters recorded an impairment of $1.9 million related to interest only strips arising from the sales and securitizations of mortgage loans, which had an other than temporary decline in value due to increased prepayment speeds on the underlying mortgages. The impairment is included in realized losses.

Other Comprehensive Income. The following table presents a reconciliation of the net change in unrealized gains (losses) on available for sale securities:

	Before-Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
	(Dollars in thousands)		
2002			
Change in the unrealized gains/losses on available for sale securities	$ 42,886	$(15,738)	$ 27,148
Less: Reclassification for gains included in net earnings	23,027	(8,467)	14,560
Net change in the unrealized gains/losses on available for sale securities	$ 19,859	$ (7,271)	$ 12,588
2001			
Change in the unrealized gains/losses on available for sale securities	$101,750	$(37,289)	$ 64,461
Less: Reclassification for gains included in net earnings	9,582	(3,526)	6,056
Net change in the unrealized gains/losses on available for sale securities	$ 92,168	$(33,763)	$ 58,405
2000			
Change in the unrealized gains/losses on available for sale securities	$207,235	$(76,626)	$130,609
Less: Reclassification for gains included in net earnings	381	(148)	233
Net change in the unrealized gains/losses on available for sale securities	$206,854	$(76,478)	$130,376

Investment securities having a fair value of approximately $2.4 billion and $2.2 billion at December 31, 2002 and 2001, respectively, were pledged to secure public and trust funds on deposit, securities sold under agreements to repurchase and Federal Home Loan Bank (FHLB) advances. Included within available for sale investment securities is $273.6 million and $269.9 million of FHLB and Federal Reserve Bank stock at December 31, 2002 and 2001, respectively, for which there is no readily determinable market value.

The fair values, contractual maturities and weighted average yields of available for sale investment securities as of December 31, 2002 are as follows:

				Maturing						
	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(Fully taxable-equivalent basis/Dollars in thousands)					
U.S. Government and federal agencies										
U.S. Treasury	$13,832	5.67%	$ 51,821	3.71%	$ 79	7.19%	$ —	—%	$ 65,732	4.13%
U.S. Government agencies										
Collateralized mortgage obligations......	194	5.82	386	11.27	236,143	5.85	691,260	5.97	927,983	5.94
Mortgage-backed ..	3,249	5.01	31,186	6.32	78,839	6.60	1,076,820	5.26	1,190,094	5.37
Other	45,509	5.93	899,669	3.03	7,373	5.41	57,110	11.10	1,009,661	3.63
Total U.S. Government and federal agencies....	62,784	5.82	983,062	3.17	322,434	6.03	1,825,190	5.71	3,193,470	4.96
Obligations of states and political subdivisions	25,504	7.86	138,809	8.19	308,972	7.52	241,902	7.65	715,187	7.70
Federal Reserve Bank and Federal Home Loan Bank stock ..	—	—	—	—	—	—	273,567	8.61	273,567	8.61
Bonds, notes and debentures........	2,250	4.94	6,480	4.72	5,923	7.52	—	—	14,653	5.88
Collateralized mortgage obligations........	—	—	—	—	4,928	5.97	1,011,552	6.01	1,016,480	6.01
Other	2,163	—	—	—	—	—	145,523	4.30	147,686	4.30
Total other stocks and securities ...	4,413	4.94	6,480	4.72	10,851	6.82	1,430,642	6.33	1,452,386	6.32
Total available for sale securities ...	$92,701	6.37	$1,128,351	3.80	$642,257	6.76	$3,497,734	6.10	$5,361,043	5.70
Total fair value........	$94,527		$1,146,239		$670,888		$3,555,629		$5,467,283	

The weighted average yields are calculated by dividing the sum of the individual security yield weights (effective yield times book value) by the total book value of the securities. The weighted average yield for obligations of states and political subdivisions is adjusted to a taxable-equivalent yield using a federal income tax rate of 35%. Expected maturities of securities differ from contractual maturities because some borrowers have the right to call or prepay obligations without prepayment penalties. As of December 31, 2002, the investment securities portfolio is expected to have a principal weighted average life of approximately 3.86 years.

Note 4. Allowance for Losses on Loans and Nonperforming Loans

The changes in the allowance for losses on loans are summarized as follows:

	2002	2001	2000
	(Dollars in thousands)		
Balance, January 1,	$ 341,930	$ 335,452	$ 342,300
Increase due to acquisitions	—	5,753	—
Decrease due to the sale of certain loans	—	(3,555)	(1,992)
Provision for losses on loans	197,901	131,963	77,062
Recoveries of loans previously charged off	36,496	64,862	49,463
Loans charged off	(225,396)	(192,545)	(131,381)
Balance, December 31,	$ 350,931	$ 341,930	$ 335,452

The Company's investment in impaired loans and the associated valuation reserve at December 31, is summarized as follows:

	2002	2001	2000
	(Dollars in thousands)		
Impaired loans with a valuation reserve	$223,511	$232,171	$123,675
Impaired loans with no valuation reserve	39,098	2,234	9,594
Total impaired loans	$262,609	$234,405	$133,269
Valuation reserve on impaired loans	$ 61,180	$ 55,228	$ 35,708

Included in the table above are certain mortgage loans aggregating $30.7 million, $33.9 million and $22.3 million at December 31, 2002, 2001 and 2000, respectively, with associated valuation reserves of $12.3 million, $9.5 million and $5.6 million, respectively.

Average impaired loans, net of valuation reserves, were $211.4 million in 2002, $161.8 million in 2001 and $97.1 million in 2000. Cash basis interest income recognized on those loans during each of the years was immaterial.

Nonperforming loans are summarized as follows:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Nonaccrual loans	$262,609	$234,405
Restructured loans	511	868
Total	$263,120	$235,273
Loans 90 days past due and accruing income	$195,347	$173,092

At December 31, 2002 and 2001, Union Planters had $1.5 million and $1.9 million, respectively, of FHA/VA government-insured/guaranteed loans on nonaccrual status, which have been excluded from the table above. Since these loans are government-insured/guaranteed, Union Planters does not expect any loss of principal. The loans were placed on nonaccrual status because the contractual payment of interest by FHA/VA had stopped.

The impact on interest income of nonperforming loans was not material for the three years ended December 31, 2002. Also, there were no significant outstanding commitments to lend additional funds under the related loan agreements at December 31, 2002 or 2001.

Note 5. Transfers of Financial Assets

From time to time, Union Planters sells mortgage loans to unaffiliated third parties or securitizes loans utilizing companies that are qualifying special purpose entities under SFAS No. 140. In 2002, the Company sold $185.0 million of whole mortgage loans to unrelated third parties with no retained interest, recognizing a gain of $.7 million. Similar sales in 2001 totaled $581 million and in 2000 totaled $68.8 million with a pretax gain of $3.7 million.

Retained interest in loans sold.   In securitization transactions, Union Planters typically retains the rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors in a securitization trust have no recourse to Union Planters' other assets for failure of debtors to pay when due. Union Planters' retained interests are subordinate to investors' interests, and their value is subject to credit, prepayment and interest rate risks on the transferred financial assets. Union Planters retains similar rights on certain whole loans sold. While no loans were sold or securitized under this type of agreement in 2002, during 2001, the Company securitized $791 million of residential mortgages and sold $566 million of whole mortgage loans and retained an interest in residual cash flows. Pretax gains of $10.3 million and $10.4 million, respectively were recognized on the 2001 transactions.

Key economic assumptions used in measuring the retained interests in loans at the date of the 2001 securitization or sale were as follows:

	Whole Loan Sales	Securitized Loans
Prepayment speed	32.98% CPR	26.99% CPR
Weighted-average life (in years)	2.32	5.20
Expected credit losses	N/A	.20%
Residual cash flows discounted at	13.00%	11.03%

At December 31, 2002, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

	Whole Loan Sales	Securitized Loans
	(Dollars in thousands)	
Carrying amount/fair value of retained interests	$ 7,342.0	$90,290.5
Weighted-average life (in years)	1.45	4.45
Weighted average prepayment speed assumptions (annual rate)	51.34 %	32.53 %
Impact on fair value of 10% adverse change	$ (838.0)	$(1,562.1)
Impact on fair value of 20% adverse change	$(1,520.0)	$(2,901.1)
Weighted average discount rate	10.00 %	9.57 %
Impact on fair value of 10% adverse change	$ (101.4)	$(2,846.2)
Impact on fair value of 20% adverse change	$ (199.8)	$(5,353.0)

The impact on the retained interests related to residential mortgage loans from a hypothetical 10% and 20% adverse changes in credit losses was a decrease in the fair value of $147,000 and $293,000, respectively. The effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities. These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a change in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear.

Cash flows between the qualified special purpose entities utilized in securitization transactions and Union Planters are immaterial.

Mortgage Loan Servicing.   Union Planters typically retains servicing on residential mortgage loans that are securitized or sold into the secondary market and receives annual servicing fees equal to a percentage of the outstanding balance, currently ranging from .25% to .585%. The amount of servicing fees received from qualifying special purpose entities related to securitizations was immaterial for all years presented. At December 31, 2002, Union Planters was acting as servicing agent on behalf of others for approximately $20.0 billion of these loans, compared to $16.2 billion at December 31, 2001 and $13.7 billion at December 31, 2000. The principle balance of loans serviced for others are not included in Union Planters' consolidated balance sheet. The following table presents a reconciliation of the changes in mortgage servicing rights and the related valuation allowance for each of the three years in the period ended December 31, 2002:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Mortgage Servicing Rights, Net			
Beginning balance	$150,303	$123,940	$122,110
Mortgage servicing rights capitalized	156,569	94,684	39,314
Sales	(8,030)	(17,388)	(17,581)
Amortization of servicing rights	(37,370)	(35,813)	(19,903)
Change in valuation allowance	2,823	(15,120)	—
Ending balance	$264,295	$150,303	$123,940
Valuation Allowance			
Beginning balance	$ 15,120	$ —	$ —
Reduction due to sales	—	(6,649)	—
Servicing valuation (recovery) provision	(2,823)	21,769	—
Ending balance	$ 12,297	$ 15,120	$ —

The fair value of mortgage servicing rights at December 31, 2002 was $265.2 million. Significant assumptions utilized in determining the fair value were as follows:

Estimated portfolio prepayment speeds	7.04% – 23.46% CPR
Market discount rates	9.53% – 13.00%

The significant assumptions above directly relate to and move in concert with mortgage interest rates. In the view of management, in order to understand the hypothetical effect on the fair value of the mortgage servicing rights as a result of unfavorable variations in the significant assumptions, it is necessary to measure the effect that would result from a decline in mortgage interest rates. At December 31, 2002, the reduction in the current fair value of mortgage servicing rights resulting from an immediate 50 and 100 basis point decline in mortgage interest rates would be approximately $52.0 million and $130.8 million, respectively. The actual decline in fair value related to decreased mortgage interest rates could differ significantly from this estimate due to the propensity of borrowers to refinance in light of the remaining life and unpaid principal balance of their existing mortgage loan and the costs related to refinancing. Please refer to Note 1 for the predominant risk characteristics in the underlying loans that are used to stratify the mortgage servicing rights for purposes of measuring impairment.

As a result of the implementation of a new modeling tool used in estimating the fair value of mortgage servicing rights, in July of 2002, the Company refined certain estimates, principally prepayment speed estimates, used in each market which project cash flows from serviced mortgage loans and the fair value of mortgage servicing rights. These changes in estimates resulted in the recovery of $11.9 million in previously recorded impairment in mortgage servicing rights and thus an increase in earnings after taxes of $8.3 million, or $.04 per diluted share for third quarter and the full year. As a result of these changes, the mortgage servicing rights for the two strata of mortgage loans having an impairment of $11.9 million at June 30, 2002 had an estimated fair value of $42.1 million more than their recorded value. Immediately prior to the change in estimates, the significant assumptions utilized in determining the fair value of mortgage servicing rights were as follows:

Estimated portfolio prepayment speeds	12.90% – 37.31% CPR
Market discount rates	9.06% – 12.22%

Upon the change in estimate, the significant assumptions were changed to the following:

Estimated portfolio prepayment speeds	7.03% – 23.71% CPR
Market discount rates	9.06% – 12.22%

In its capacity as servicer of certain of these loans, Union Planters is responsible for foreclosure and the related costs of foreclosure. These costs are estimated each period based on historical loss experience and are shown as provisions for losses on FHA/VA foreclosure claims in noninterest expense. At

December 31, 2002 and 2001, Union Planters had reserves for these losses of $2.1 million and $3.7 million, respectively.

In the normal course of business, Union Planters sells mortgage loans and makes certain limited representations and warranties to the purchaser. Management does not expect any significant losses to arise from these representations and warranties.

Note 6. Premises and Equipment

A summary of premises and equipment follows:

| | December 31, | |
| | 2002 | 2001 |
	(Dollars in thousands)	
Land	$ 109,750	$ 125,373
Buildings and improvements	515,294	505,761
Leasehold improvements	49,469	48,935
Equipment	454,304	431,271
Construction in progress	2,459	20,974
	1,131,276	1,132,314
Less accumulated depreciation and amortization	(591,093)	(575,628)
Total premises and equipment	$ 540,183	$ 556,686

For the years ended December 31, 2002, 2001 and 2000, depreciation and amortization expense was $66.2 million, $77.0 million and $79.2 million, respectively.

Note 7. Intangible Assets

In accordance with SFAS No. 142, most goodwill is no longer subject to amortization. The carrying value of goodwill not subject to amortization was $743.2 million at December 31, 2002 of which $50.7 million was in the "other operating units" line of business, with the remainder in the "banking" line of business (see Note 18). During the third quarter of 2002, Union Planters finalized its annual evaluation of goodwill for impairment using a discounted cash flow method. The evaluation resulted in no impairment.

Pro-forma results are presented below representing the results for the years ended December 31, 2001 and 2000, had there been no amortization of goodwill resulting from business combinations in those years (dollars in thousands, except per share data):

	2001	2000
Net income as reported	$443,550	$409,310
Goodwill amortization	42,976	40,826
Tax effect of goodwill amortization	(4,477)	(4,567)
Net income adjusted for goodwill amortization	$482,049	$445,569
Adjusted diluted earnings per share	$ 2.32	$ 2.17

Included in goodwill is $60.0 million in other unidentifiable intangible assets arising from branch purchases, which is being amortized over 15 years. The gross amount of this intangible at December 31, 2002 was $84.4 million, with accumulated amortization of $24.4 million. This is reported in the "banking" line of business. Amortization expense over the next five years is expected to be $5.6 million per year.

Union Planters' other intangible assets are core deposit intangibles acquired through bank acquisitions and are subject to amortization periods up to 15 years with no residual value. The gross amount of other intangible assets at December 31, 2002 was $232.0 million, with accumulated amortization of

$103.2 million. All other intangibles are in the "banking" line of business. Amortization expense over the next five years is expected to be (dollars in thousands):

2003	$15,231
2004	15,131
2005	15,002
2006	14,653
2007	12,715

Note 8. Interest-Bearing Deposits

The following table presents the maturities of interest-bearing deposits at December 31, 2002 (dollars in thousands):

2003	$11,298,365
2004	1,649,603
2005	2,630,953
2006	415,402
2007	499,674
Thereafter	1,697,350
Total time deposits	18,191,347
Interest-bearing deposits with no stated maturity	103,629
Total interest-bearing deposits	$18,294,976

Note 9. Borrowings

Short-term borrowings. Short-term borrowings include short-term FHLB advances, federal funds purchased and securities sold under agreements to repurchase and other short-term borrowings having original maturities of one year or less. Short-term FHLB advances are borrowings from the FHLB, which are secured by mortgage-backed securities and mortgage loans. Federal funds purchased arise primarily from Union Planters' market activity with its correspondent banks and generally mature in one business day. Securities sold under agreements to repurchase are secured by U.S. Government and agency securities. Short-term borrowings are summarized as follows:

	December 31,	
	2002	**2001**
	(Dollars in thousands)	
Year-end balance		
Federal funds purchased	$ 898,670	$1,266,804
Securities sold under agreements to repurchase	1,394,899	1,408,134
Short-term FHLB advances	—	400,000
Short-term overnight borrowings	1,341,639	—
Other short-term borrowings	2,402	1,741
Total short-term borrowings	$3,637,610	$3,076,679

	December 31,	
	2002	**2001**
	(Dollars in thousands)	
Federal funds purchased and securities sold under agreements to repurchase		
Daily average balance for the year ended	$2,182,949	$3,198,989
Weighted average interest rate for the year ended	1.40%	2.54%
Maximum outstanding at any month-end	$1,204,683	$4,020,280
Weighted average interest rate at year-end	1.00%	1.59%
Short-term FHLB advances		
Daily average balance for the year ended	$ 167,945	$1,035,616
Weighted average interest rate for the year ended	1.69%	4.93%
Maximum outstanding at any month-end	$ 400,000	$2,400,000
Weighted average interest rate at year-end	—	1.81%
Short-term overnight borrowings		
Daily average balance for the year ended	$ 183,674	$ —
Weighted average interest rate for the year ended	1.57%	—
Maximum outstanding at any month-end	$1,341,639	$ —
Weighted average interest rate at year-end	1.16%	—

Short- and medium-term senior notes. Union Planters has a $5 billion senior and subordinated bank note program. Under the program, UPB may issue senior bank notes with maturities ranging from 30 days to one year from their respective issue dates (Short-term Senior Notes), senior bank notes with maturities more than one year to 30 years from their respective dates of issue (Medium-term Senior Notes) and subordinated bank notes with maturities from 5 years to 30 years from their respective dates of issue (Subordinated Notes). At December 31, 2002, there were $600.0 million in Medium-term senior notes and no Short-term senior notes outstanding under this program. There were no amounts outstanding under this program at December 31, 2001.

During 2002, UPB issued $600 million in 5.125% fixed rate Medium-term Senior Notes. The notes mature in June 2007.

Long-term Federal Home Loan Bank advances. Certain of Union Planters' banking and thrift subsidiaries have advances from the FHLB under Blanket Agreements for Advances and Security Agreements (the Agreements). These advances have an original maturity of greater than one year. The Agreements enable these subsidiaries to borrow funds from the FHLB to fund mortgage loan programs and to satisfy certain other funding needs. The value of the mortgage-backed securities and mortgage loans pledged under the Agreements must be maintained at not less than 115% and 150%, respectively, of the outstanding advances. At December 31, 2002, Union Planters' subsidiaries had an adequate amount of mortgage-backed securities and loans to satisfy the collateral requirements. A summary of the advances is as follows:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Balance	$ 960,029	$ 1,461,190
Range of interest rates	1.35% – 6.55%	1.75% – 6.92%
Range of maturities	2003 – 2021	2002 – 2021

The principal maturities of FHLB advances at December 31, 2002 are as follows (dollars in thousands):

2003	$531,347
2004	111,236
2005	1,165
2006	1,165
2007	1,165
Thereafter	313,951
Total	$960,029

Other long-term debt. Union Planters' other long-term debt is summarized as follows:

	December 31,	
	2002	2001
	(Dollars in thousands)	
8.20% Trust Preferred Securities	$ 199,151	$ 199,115
6.75% Subordinated Notes due 2005	99,832	99,773
6.25% Subordinated Notes due 2003	74,457	74,404
6.50% Putable/Callable Subordinated Notes due 2018	301,512	300,682
7.75% Subordinated Notes due 2011	499,265	499,175
Variable rate asset-backed certificates	41,667	100,000
Other long-term debt	663	2,360
Valuation adjustments related to hedging activities	11,152	—
Total other long-term debt	$1,227,699	$1,275,509

The 8.20% Trust Preferred Securities are issued by Union Planters Capital Trust A (the UPC Trust), a statutory business trust, and represent an undivided beneficial interest in its assets. Union Planters owns all the common securities of UPC Trust representing an undivided beneficial interest in its assets. The distributions payable on the Trust Preferred Securities are at a fixed rate of 8.20% annually. The sole assets of the UPC Trust are $206 million, 8.20% Junior Subordinated Deferrable Interest Debentures of

Union Planters, which had a carrying value of $205 million at December 31, 2002 and 2001, and which mature in December 2026. Union Planters has the right, at any time, subject to certain conditions, to defer payments of interest on the Junior Subordinated notes, in which case distributions on Trust Preferred Securities would likewise be deferred. Upon electing to defer such interest payments, Union Planters will be prohibited from paying dividends on its common and preferred stock and interest on certain outstanding borrowings. The subordinated notes and, therefore, the Trust Preferred Securities are redeemable by Union Planters at a call price, plus accrued and unpaid interest to the date of redemption, in whole or in part and from time-to-time on or after December 15, 2006, subject to certain conditions. In certain limited circumstances, primarily related to certain tax events, the Junior Subordinated Debt and, therefore, the Trust Preferred Securities are redeemable at par, plus accrued interest to date of redemption.

The 6.50% Putable/Callable Subordinated Notes are subject to mandatory repurchase from the holders on March 15, 2008, either through the exercise of a call option or automatic exercise of a put option. The notes may be purchased on that date by exercise of the call option by the call holder, in which case the call holder would obtain the notes at 100% of the principle amount, and the interest rate payable on the notes would be reset. In the event the call holder does not exercise the call option or for any reason fails to pay the call price, UPB will be required to repurchase the principal amount of the notes on that date under automatic exercise of the put option.

The 7.75% Subordinated Notes were issued in February 2001 for $500 million at 99.82% and mature in March 2011.

The Trust Preferred Securities qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a minority interest in a consolidated subsidiary. All other subordinated notes are unsecured and qualify as Tier 2 capital, subject to certain limitations. Interest payments on the Subordinated Notes and Trust Preferred Securities are semi-annual.

The variable rate asset-backed certificates (the Variable Funding Certificates) are issued by Capital Factors, Inc., a subsidiary of Union Planters Bank. There is one series currently outstanding, which includes $36.9 million of senior Variable Funding Certificates and $4.8 million of senior subordinated Variable Funding Certificates. The senior certificates are collateralized by $136.7 million of interest-earning advances to factoring clients and are subject to acceleration if certain collateral requirements are not maintained. The interest rate at December 31, 2002 and 2001 was 2.17% and 2.65%, respectively, on the senior Variable Funding Certificates and 2.92% and 3.40%, respectively, on the senior subordinated Variable Funding Certificates. Interest payments on the Variable Funding Certificates are monthly.

The principal maturities of other long-term debt are as follows (dollars in thousands):

2003	$ 74,573
2004	41,693
2005	99,858
2006	27
2007	27
Thereafter	1,011,521
Total	$1,227,699

The ability of Union Planters to service its long-term debt obligations is dependent upon the future profitability of its banking subsidiaries and their ability to pay dividends to Union Planters (see Note 12).

Note 10. Shareholders' Equity

Common Stock. During the second quarter of 2002, the Union Planters Board of Directors declared a three-for-two stock split, in the form of a 50% stock dividend, on the shares of Union Planters common stock. The additional shares were paid on June 6, 2002 to shareholders of record at the close of business on May 22, 2002. As a result of the stock split, 67.6 million shares were issued, and cash in the amount of $.3 million was paid in lieu of fractional shares. All share and per share information has been adjusted for the impact of the split.

On October 17, 2002, the Board of Directors approved the repurchase of up to 15 million shares of Union Planters common stock in addition to the 10.7 million shares previously approved. To date, 9.0 million of the approved 25.7 million shares have been repurchased and retired. During 2002, Union Planters repurchased and retired 8.0 million shares of its common stock under this program and a plan to repurchase all shares issued related to the Jefferson Heritage business combination.

Dividends.   The payment of dividends is determined by the Board of Directors (the Board) taking into account the earnings, capital levels, cash requirements and the financial condition of Union Planters and its subsidiaries, applicable government regulations and policies and other factors deemed relevant by the Board, including the amount of dividends payable to Union Planters by its subsidiaries. Various federal laws, regulations and policies limit the ability of Union Planters' subsidiary banks to pay dividends. See Note 11, "Regulatory Capital and Restrictions on Dividends and Loans from Subsidiaries."

Preferred Stock.   Union Planters' preferred stock is summarized as follows:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Preferred stock, without par value, 10,000,000 shares authorized:		
Series E Preferred Stock	$ 10,194	$ 16,101
Series F Preferred Stock	—	—
Total preferred stock	$ 10,194	$ 16,101

Series E Preferred Stock.   At December 31, 2002 and 2001, 407,770 and 644,037 shares, respectively, of Union Planters' 8% Cumulative, Convertible, Preferred Stock, Series E (Series E Preferred Stock) were issued and outstanding. Such shares have a stated value of $25 per share on which dividends accrue at the rate of 8% per annum. Dividends are cumulative and are payable quarterly. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25 per share plus unpaid dividends accrued thereon, and with the prior approval of the Federal Reserve, may be redeemed by Union Planters, in whole or in part, at $25 per share. At any time prior to redemption, each share of Series E Preferred Stock is convertible, at the option of the holder, into 1.875 shares of Union Planters' common stock. Holders of Series E Preferred Stock have no voting rights except for those provided by law and in certain other limited circumstances.

Series F Preferred Stock (Shareholder Rights Plan).   The Board adopted a Shareholder Rights Plan (the Rights Plan), which became effective upon the expiration of the former Shareholder Rights Plan on January 19, 1999. Under the Rights Plan, each share of common stock received a tax-free dividend of one Preferred Share Purchase Right (Right). The Rights are not exercisable unless a third party acquires 15% of the common stock or an offer is initiated for 15% or more of the common stock. At that time, the Rights can be exercised to purchase Units of Union Planters' Series F Preferred Stock. Each Unit has the same voting and dividend rights as 1.5 shares of common stock, and each Right entitles the holder to purchase one Unit at a 50% discount from the then market value of 1.5 shares of common stock. If a third party merges with or otherwise acquires Union Planters, each Right can be exercised to purchase 1.5 shares of common stock of the acquiring company at a 50% discount from the then market value of that stock. Rights held by the potential acquiring company cannot be exercised. The Board may extend the time period before the Rights become exercisable or redeem the Rights at $.01 per Right. These provisions give the Board the flexibility to negotiate a transaction with a potential acquiring company in the best interests of the shareholders. The Rights Plan will expire on January 19, 2009. Union Planters authorized 300,000 shares of Series F Preferred Stock for issuance under the Rights Plan, none of which has been issued.

Dividend Reinvestment and Stock Purchase Plan.   The Dividend Reinvestment and Stock Purchase Plan (the DRiP) authorizes the issuance of 6,000,000 shares (4,926,193 issued through December 31, 2002) of common stock to shareholders who choose to invest all or a portion of their cash dividends or make optional cash purchases. On certain investment dates, shares may be purchased with reinvested dividends and optional cash payments without brokerage commissions. Shares issued under the DRiP totaled 571,874, 511,292 and 903,981 in 2002, 2001 and 2000, respectively.

Note 11. Regulatory Capital and Restrictions on Dividends and Loans from Subsidiaries

Regulatory Capital.   Union Planters and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Union Planters' or its banking subsidiaries' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Union Planters and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of Union Planters' and its banking subsidiaries' assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Union Planters' and its banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Union Planters and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below for Union Planters and its significant subsidiary, UPB) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2002, management believes that Union Planters, UPB and Union Planters' other banking subsidiaries met all capital adequacy requirements to which they are subject.

At December 31, 2002, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized UPB as well capitalized under the regulatory framework for prompt corrective action. Additionally, all of Union Planters' other banking subsidiaries were categorized as well capitalized, and Union Planters' capital levels and ratios would be considered well capitalized. There are no conditions or events since the latest notification that management believes have changed any of the institutions' categories. The capital and ratios of Union Planters and UPB are presented in the following table:

	Actual		Minimum Capital Adequacy		"Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in millions)			
2002						
Leverage (Tier 1 Capital to Average Assets)						
Union Planters	$2,409	7.47%	$1,290	4.00%	—	N/A
UPB	2,310	7.25	1,274	4.00	$1,593	5%
Tier 1 Capital (to Risk-Weighted Assets)						
Union Planters	$2,409	9.40%	$1,025	4.00%	—	N/A
UPB	2,310	9.08	1,019	4.00	$1,529	6%
Total Capital (to Risk-Weighted Assets)						
Union Planters	$3,560	13.89%	$2,050	8.00%	—	N/A
UPB	2,919	11.47	2,038	8.00	$2,548	10%
2001						
Leverage (Tier 1 Capital to Average Assets)						
Union Planters	$2,440	7.56%	$1,292	4.00%	—	N/A
UPB	2,259	7.24	1,248	4.00	$1,560	5%
Tier 1 Capital (to Risk-Weighted Assets)						
Union Planters	$2,440	9.75%	$1,000	4.00%	—	N/A
UPB	2,259	9.26	967	4.00	$1,464	6%
Total Capital (to Risk-Weighted Assets)						
Union Planters	$3,617	14.47%	$1,999	8.00%	—	N/A
UPB	2,854	11.70	1,952	8.00	$2,441	10%

Restrictions on Dividends and Loans from Subsidiaries.   The amount of dividends that Union Planters' subsidiaries may pay is limited by applicable laws and regulations. For subsidiary national banks, prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year (as defined under the National Bank Act) plus retained net profits for the preceding two years. Applicable state laws and the Federal Deposit Insurance Corporation (FDIC) regulate the payment of dividends by state-chartered bank subsidiaries. The payment of dividends by savings and loan subsidiaries is subject to the regulations of the Office of Thrift Supervision (OTS). At January 1, 2003, its banking subsidiaries could have paid dividends to Union Planters aggregating approximately $245.3 million without prior regulatory approval. Future dividends will be dependent on the level of earnings and capital and liquidity considerations of the subsidiary financial institutions.

Federal law limits in the amount of credit that Union Planters' banking subsidiaries may extend to their nonbank affiliates, including Union Planters Corporation. Loans and other extensions of credit to a single nonbank affiliate may not exceed 10% nor may loans to all nonbank affiliates exceed 20% of an individual bank's capital plus its allowance for losses on loans. Such loans must be collateralized by assets having market values of 100% to 130% of the loan amount depending on the nature of the collateral. The law imposes no restrictions upon extensions of credit between FDIC-insured banks, which are at least 80%-owned subsidiaries of Union Planters. At December 31, 2002, Union Planters had no such loans outstanding.

Note 12.   Other Noninterest Income and Expense

The major components of other noninterest income and expense are summarized as follows:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Other noninterest income			
Profits and commissions from trading activities	$ 5,456	$ 8,120	$ 5,937
Letters of credit fees	9,643	8,368	7,735
Other real estate income	8,809	4,625	6,288
Net gain on sale of branches/deposits and other selected assets	5,358	44,795	2,830
Gain on sale of FHA/VA loans	—	—	2,764
Earnings (loss) of equity method investments	5,662	5,941	(429)
Other income	49,260	50,869	42,104
Total other noninterest income	$ 84,188	$122,718	$ 67,229
Other noninterest expense			
Communications	$ 29,527	$ 35,307	$ 37,092
Other contracted services	36,417	35,277	34,526
Postage and carrier	26,644	30,654	29,232
Advertising and promotion	25,420	27,607	29,641
Stationery and supplies	19,682	23,130	26,168
Merchant services expense	322	26,886	25,952
Other personnel services	17,714	15,871	14,291
Legal fees and litigation	18,943	11,747	12,279
Travel	10,579	10,944	10,934
Miscellaneous charge-offs	15,294	34,675	17,958
Federal Reserve fees	6,665	7,896	7,359
Taxes other than income	6,039	7,334	5,989
Accounting, tax and audit fees	6,230	6,116	6,042
Consultant fees	6,446	18,700	5,940
Brokerage and clearing fees on trading activities	6,524	7,065	5,800
Other real estate expense	11,121	7,391	6,325
FDIC insurance	4,052	4,422	4,798
Dues, subscriptions and contributions	6,946	6,476	4,446
Bank examiner fees	3,836	4,074	3,774
Insurance	5,965	3,672	3,468
Credit related expense	42,798	25,532	8,748
Loss (gain) on fixed assets	2,813	(1,250)	1,020
Mortgage intangibles expense	34,547	57,582	19,903
Other expense	21,712	34,713	30,893
Total other noninterest expense	$366,236	$441,821	$352,578

Note 13. Employee Benefit Plans

401(k) Retirement Savings Plan.   Union Planters' 401(k) Retirement Savings Plan (401(k) Plan) is available to employees having 90 days or more of service and who work in excess of 1,000 hours per year. Employees may voluntarily contribute 1 to 16 percent of their gross compensation on a pretax basis up to a maximum of $11,000 in 2002, and Union Planters makes a matching contribution of 100 percent of the amounts contributed by the employee (up to 6% of compensation) with 50% of the matching contribution in Union Planters common stock in the year of contribution. Participants may redirect the investment of such contributions in the next year. Prior to January 1, 2002, employees were required to have one year of service and work in excess of 1,000 hours per year to participate, and Union Planters matched between 50 and 100% of contributions by employees (up to 6% of compensation) depending on years of eligible service. As a result of the changes in the 401(k) Plan, Union Planters' contributions to the 401(k) Plan increased to $15.7 million for 2002 compared to $9.7 million for 2001 and $9.8 million for 2000.

The Employee Stock Ownership Plan and Trust (ESOP) was a noncontributory plan that covered employees having one or more years of service and who worked in excess of 1,000 hours per year. Contributions to the ESOP, which were determined annually by the Board of Directors, totaled $7.5 million in both 2001 and 2000. On January 1, 2002 the ESOP was merged into the 401(k) Plan. Therefore, no contributions were made to this plan in 2002. At December 31, 2001, the ESOP held 2.4 million shares, which were allocated to participants.

Stock Incentive Plans.   Employees and directors of Union Planters and its subsidiaries are eligible to receive options or restricted grants under the following plans:

The Amended and Restated 1992 Stock Incentive Plan allows for a maximum of 30 million shares of Union Planters' common stock to be issued through the exercise of nonstatutory or incentive stock options and as restricted stock awards to employees and directors of Union Planters. The option strike price is typically the market value of Union Planters' shares at the date of grant but may be less than market value if the option is granted in lieu of payment of compensation. Options granted generally become exercisable immediately or in installments of 20% to 33% each year beginning one year from the date of grant and expire ten years after the date of grant.

The 1998 Stock Incentive Plan for Officers and Employees allows for 11.5 million shares of Union Planters' common stock to be issued through the exercise of nonstatutory stock options to all officers (except executive officers) and employees of Union Planters and its subsidiaries who were employed on the date of grant. The option price is the market value of Union Planters' shares at the date of grant. Options granted become exercisable three years after the date of grant and expire ten years after the date of grant.

Additional options under a former plan and options assumed in connection with various acquisitions remain outstanding; however, no further options will be granted under such plans. Additional information with respect to the number of shares of Union Planters' common stock that is subject to stock options is as follows:

	Years Ended December 31,					
	2002		**2001**		**2000**	
	Weighted Average Price	**Number**	**Weighted Average Price**	**Number**	**Weighted Average Price**	**Number**
Options						
Outstanding at beginning of year	$25.95	18,361,717	$25.25	11,940,645	$28.32	15,675,772
Granted	26.39	4,314,827	26.18	9,140,183	21.21	2,775,550
Exercised	22.10	(2,082,946)	19.57	(1,435,887)	8.03	(400,154)
Canceled or surrendered	27.60	(1,593,773)	28.29	(1,283,224)	32.47	(6,110,523)
Outstanding at year-end...........................	26.34	18,999,825	25.95	18,361,717	25.25	11,940,645
Options exercisable at year-end	$26.70	9,394,210	$25.86	7,835,543	$21.80	4,687,312

Options outstanding and exercisable at December 31, 2002 are summarized as follows:

Range of Exercise Prices	Outstanding			Outstanding and Exercisable	
	Shares	Weighted Average Remaining Life	Weighted Average Price	Shares	Weighted Average Price
$ 0.35 — $24.81	6,317,038	7.71 years	$22.43	3,009,201	$20.31
$24.92 — $26.17	2,653,191	7.73	25.67	1,578,997	25.73
$26.29 — $26.47	4,724,372	8.79	26.47	169,004	26.46
$27.02 — $31.29	4,452,774	6.42	30.21	4,180,423	30.27
$31.32 — $44.42	852,450	6.80	36.38	456,585	39.60
	18,999,825	7.64	$26.34	9,394,210	$26.70

There were 298,428 shares awarded in restricted stock grants during 2002 with a weighted average fair value per share of $31.49, none were issued in 2001. Restrictions on the grants generally lapse in annual increments over periods up to twelve years. The market value of the restricted stock grants is charged to expense as the restrictions lapse. Total amounts expensed for 2002, 2001 and 2000 were $2.0 million, $1.6 million and $6.5 million, respectively. The unamortized expense included in unearned compensation in shareholders' equity was $20.1 million and $13.0 million at December 31, 2002 and 2001, respectively.

Retiree Healthcare and Life Insurance. Union Planters provides certain healthcare and life insurance benefits to retired employees who have completed 20 years of unbroken full-time service immediately prior to retirement and who have attained age 60 or more (the Postretirement Care Plan). Healthcare benefits are provided partially through an insurance company (for retirees age 65 and above) and partially through direct payment of claims.

The Postretirement Care Plan's participating retirees share a portion of the cost of the postretirement plan. In addition to deductibles and co-payments, participant contributions are as follows:

Participants Retiring	Retiree Contribution
Pre-1992	None
1993-1997	40% of estimated costs
1998-06/30/00	55% of estimated costs
07/01/00-12/31/00	75% of estimated costs
2001 and after	100% of estimated costs

Estimated costs are based on the claims experience of the covered group.

The following table reflects Union Planters' net periodic postretirement benefit costs for 2002, 2001 and 2000, which were determined assuming a discount rate of 6.5% for 2002, 7.25% for 2001 and 7.5% for 2000 and an expected return on Postretirement Care Plan assets of 5% for all years:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Service cost	$ 50	$ 762	$ 369
Interest cost of accumulated postretirement benefit obligation	1,100	1,181	924
Expected return on plan assets...	(465)	(426)	(444)
Amortization of prior service cost	(29)	53	(287)
Total	$ 656	$1,570	$ 562

The following table reflects the change in the benefit obligation and change in the fair value of Postretirement Care Plan assets:

| | Years Ended December 31, | |
| | 2002 | 2001 |
	(Dollars in thousands)	
Change in benefit obligation		
Balance at beginning of year	$15,903	$16,943
Service cost	50	762
Interest cost	1,100	1,180
Plan amendments	—	(1,092)
Actuarial gains	(1,879)	(320)
Plan participants' contributions	1,287	1,049
Benefits paid	(2,372)	(2,619)
Balance at year-end	$14,089	$15,903
Change in fair value of plan assets		
Balance at beginning of year	$10,033	$ 9,635
Actual return on plan assets	659	262
Employer contributions	1,011	1,706
Plan participants' contributions	1,287	1,049
Benefits paid	(2,372)	(2,619)
Balance at year-end	$10,618	$10,033
Funded status	$(3,471)	$(5,870)
Unrecognized net actuarial gain	(2,638)	(763)
Unrecognized prior service cost	(432)	(462)
Accrued benefit cost at year-end	$(6,541)	$(7,095)

The assumed discount rate used to measure the accumulated postretirement benefit obligation (APBO) was 6.5% for 2002 and 7.25% for 2001. The weighted average healthcare cost trend rate in 2002 was 9%, increasing to 12% for 2003 and then gradually declining to an ultimate projected rate in 2008 of 5%. A one percent increase or decrease in the assumed healthcare cost trend rate would have changed the total of the 2002 service and interest cost components by $81,000 and ($76,000), respectively, and would have changed the APBO as of December 31, 2002 by $860,000 and ($802,000), respectively.

Note 14. Income Taxes

The components of income tax expense are as follows:

| | Years Ended December 31, | | |
| | 2002 | 2001 | 2000 |
	(Dollars in thousands)		
Current tax expense			
Federal	$184,910	$198,329	$135,976
State	7,183	10,284	11,534
Total current tax expense	192,093	208,613	147,510
Deferred tax expense (benefit)			
Federal	41,964	17,926	56,312
State	3,867	5,330	(2,516)
Total deferred tax expense	45,831	23,256	53,796
Total income tax	$237,924	$231,869	$201,306

Deferred tax assets and liabilities are comprised of the following:

	December 31,	
	2002	**2001**
	(Dollars in thousands)	
Deferred tax assets		
Allowance for losses on loans and other real estate	$135,498	$130,597
Employee benefit plans	8,409	11,741
Deferred compensation plans	17,162	15,777
Premises and equipment	3,285	—
Basis difference in investments	32,064	16,119
Other	16,738	15,914
Total deferred tax assets	213,156	190,148
Deferred tax liabilities		
Basis difference on FHLB stock	30,590	27,023
Mortgage servicing rights	89,532	44,098
Unrealized gain on available for sale securities	39,088	31,816
Premises and equipment	—	6,310
Goodwill and intangibles	32,278	4,005
Loan origination fees	2,579	5,933
Other	4,748	3,519
Total deferred tax liabilities	198,815	122,704
Deferred tax asset, net	$ 14,341	$ 67,444

A reconciliation of income tax expense computed at the applicable statutory income tax rate of 35% to actual income tax expense is presented below:

	Years Ended December 31,		
	2002	**2001**	**2000**
	(Dollars in thousands)		
Computed "expected" tax	$268,419	$236,397	$213,716
State income taxes, net of federal tax benefit	7,183	10,149	5,862
Tax-exempt interest, net	(16,944)	(21,313)	(23,914)
Asset restructuring related to capital raising and state tax planning	(17,560)	—	—
Other, net	(3,174)	6,636	5,642
Income tax	$237,924	$231,869	$201,306

Income tax expense applicable to securities transactions was $8.5 million for 2002, $3.5 million for 2001 and $148,000 for 2000.

Note 15. Earnings Per Share

The following table sets forth the computation of basic net earnings per share and diluted net earnings per share:

| | Years Ended December 31, | | |
| | 2002 | 2001 | 2000 |
	(Dollars in thousands, except per share data)		
Basic			
Net earnings	$ 528,987	$ 443,550	$ 409,310
Less preferred dividends	(976)	(1,388)	(1,607)
Net earnings applicable to common shares	$ 528,011	$ 442,162	$ 407,703
Average common shares outstanding	201,927,200	205,543,115	202,756,202
Net earnings per common share — basic	$ 2.61	$ 2.15	$ 2.01
Diluted			
Net earnings applicable to common shares	$ 528,987	$ 443,550	$ 409,310
Average common shares outstanding	201,927,200	205,543,115	202,756,202
Stock option adjustment	1,708,866	1,142,606	709,181
Preferred stock adjustment	973,391	1,356,816	1,518,062
Average common shares outstanding	204,609,457	208,042,537	204,983,445
Net earnings per common share — diluted	$ 2.59	$ 2.13	$ 2.00

Excluded from the computation of diluted shares were options to purchase 3.6 million, 5.2 million and 10.1 million shares that were outstanding at December 31, 2002, 2001 and 2000, respectively, because the exercise price of these options was greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

Note 16. Other Financial Instruments

Credit Extension Instruments — In the normal course of business, Union Planters becomes a party to various types of financial instruments in order to meet the financing needs of its customers. These instruments involve elements of credit risk limited to the contractual amount of the instrument and are not reflected in the accompanying consolidated financial statements. Union Planters follows the same credit policies in making commitments and contractual obligations as it does for on-balance-sheet instruments. In addition, controls for these instruments related to approval, monetary limits and monitoring procedures are established by the Union Planters Directors' Loan Committee.

Commitments to extend credit are legally binding agreements to extend credit to customers for specific purposes, at stipulated rates, with fixed expiration and review dates if the conditions in the agreement are met and may require payment of a fee. Since many of the commitments normally expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held, if any, varies but may include accounts receivable; inventory; property, plant and equipment; income-producing properties or securities.

Letters of credit are conditional commitments issued by Union Planters to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. In some cases, Union Planters holds various types of collateral to support those commitments for which collateral is deemed necessary. The outstanding letters of credit expire between 2003 and 2011.

The following table presents the contractual amounts of these types of instruments:

| | Contract Amount December 31, | |
	2002	2001
	(Dollars in millions)	
Commitments to extend credit	$5,858	$5,504
Standby, commercial and similar letters of credit	614	466

When Issued Securities — When issued securities are commitments to either purchase or sell securities when, as and if they are issued. The trades are contingent upon the actual issuance of the security. These transactions represent conditional commitments made by Union Planters, and risk arises from the possible inability of the counterparties to meet the terms of their contracts and from market movements in securities values and interest rates.

The following table presents the notional amounts of these types of instruments:

| | Notional Amount December 31, | |
	2002	2001
	(Dollars in millions)	
When issued securities		
Commitments to sell	$46	$51
Commitments to purchase	62	65

Derivative Financial Instruments — Union Planters has a policy for its use of derivative financial instruments, setting appropriate limits and oversights, which has been approved by the Board of Directors. The Asset/Liability Management Committee reviews the open derivative positions monthly and ensures compliance with established policies. Accounting for all derivatives are in accordance with generally accepted accounting principles.

During 2002, Union Planters entered into interest rate swap agreements to hedge the fair value of certain fixed-rate debt instruments and pools of time deposits. These transactions qualify as fair value hedges. The swap agreements and the hedged instruments are reported on the balance sheet at current fair value at the end of each period. The changes in fair value of both instruments and the net interest income or expense on the swap are netted against the interest expense related to the instrument being hedged. The interest expense related to the ineffective portion of these hedges totaled less than $1.0 million. The fair value of interest rate swaps at December 31, 2002 was $17.9 million and is included in other assets.

During the year Union Planters terminated an interest rate swap agreement and its associated deposit hedging relationship. As a result the fair value adjustment of the original pool of deposits at the date of termination, $.5 million, will be amortized over 27 months, which was the remaining life of the pool.

The Company's mortgage commitment pipeline is exposed to interest rate risk associated with interest rate lock commitments (IRLCs) extended to borrowers who have applied for loan funding and meet certain defined credit and underwriting criteria. IRLCs are nondesignated derivatives and are recorded at fair value with changes in value recorded in current earnings. The value of these IRLCs at December 31, 2002 was $18.7 million compared to $1.5 million at December 31, 2001. The Company is also exposed to credit and interest-rate risk related to its mortgage inventory from the time a loan is closed until completion of normal post-closing review and the subsequent sale of the loan, normally 60 to 90 days.

To mitigate interest rate risk associated with mortgage activities, Union Planters enters into mandatory and optional short-term forward contracts, which are contracts for delayed delivery of mortgages in which the Company agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of the counterparties to meet the terms of their contracts and from market movements in securities values and interest rates. Since derivative instruments that hedge other derivative instruments do not qualify for hedge treatment under SFAS No. 133, IRLCs and associated forwards are effectively accounted for as marked-to-market through earnings. Forwards associated with closed loans pending review and sale are designated as fair value hedges and maintained at fair value with changes in value recorded in earnings. The fair value of forward contracts at December 31, 2002 was ($48.8) million compared to $18.7 million at December 31, 2001 and is included in loans held for resale.

Gains/losses on nondesignated IRLCs and related derivative contracts and ineffectiveness of fair value mortgage hedges were a net amount of $10.8 million and $5.4 million for the years ended December 31, 2002 and 2001, respectively, and is included in mortgage banking revenue.

The Company commits to buy certain loans under best efforts commitments, which are agreements whereby a correspondent lender or broker has the option to sell a loan to the Company at a stated price. If the correspondent lender or broker does not exercise the option, no transaction takes place. Under the provisions of SFAS No. 133, the best efforts commitments are defined as undesignated derivatives and therefore are marked-to-market. The impact on the consolidated financial statements of best efforts commitments is immaterial.

Note 17.   Fair Value of Financial Instruments

The carrying values and fair values of Union Planters' financial instruments are summarized as follows:

	December 31, 2002		December 31, 2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in thousands)			
Financial assets				
Cash and short-term investments	$ 1,246,355	$ 1,246,355	$ 1,021,264	$ 1,021,264
Trading account assets	266,322	266,322	263,315	263,315
Loans held for resale	2,400,210	2,400,210	1,862,637	1,862,637
Available for sale securities	5,467,283	5,467,283	4,780,629	4,780,629
Net loans	22,423,801	22,940,106	22,821,109	23,334,270
Mortgage servicing rights, net	264,295	265,154	150,303	164,464
Financial liabilities				
Noninterest-bearing deposits	$ 5,035,464	$ 5,035,464	$ 4,509,944	$ 4,509,944
Interest-bearing deposits	18,294,976	18,484,894	18,920,558	19,051,773
Short-term borrowings	3,637,610	3,637,610	3,076,679	3,076,679
Short- and medium-term senior notes	600,045	625,487	—	—
Federal Home Loan Bank advances	960,029	993,677	1,461,190	1,481,762
Other long-term debt, excluding capital lease obligations	1,227,035	1,349,413	1,274,777	1,287,171
Other financial instruments				
Interest rate swaps	$ 17,871	$ 17,871	$ —	$ —
Mandatory and optional forward contracts(1)	(48,835)	(48,835)	18,747	18,747
Interest rate locks(1)	18,747	18,747	1,499	1,499

(1) Included in loans held for resale.

Union Planters uses the following methods and assumptions in estimating the fair value for financial instruments:

Cash and short-term investments.   The carrying amount for cash and short-term investments approximates the fair value of the assets. Included in this classification are cash and due from banks (non-earning assets), federal funds sold, securities purchased under agreements to resell and interest-bearing deposits at financial institutions.

Trading account assets.   These instruments are carried in the consolidated balance sheet at values that approximate their fair values, which is determined based on model pricing giving consideration to the interest rates and weighted-average maturities of the underlying instruments, counterparty credit quality and interest rate yield curves. The calculated valuations are periodically confirmed with recognized derivative dealers.

Loans held for resale.   These instruments are carried in the consolidated balance sheet at fair value due to designated hedging relationships. The fair values of these instruments are based on anticipated liquidation values of the instruments. Loans held for resale also includes the fair value of certain derivative financial instruments associated with loans held for resale and the mortgage pipeline, which are calculated in the manner discussed below.

Investment securities.   Fair values of these instruments are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on the quoted values of similar instruments.

Loans.   The fair values of loans are estimated using discounted cash flow analyses and using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and risk. The fair value of nonaccrual loans and the allowance for losses on loans are approximated by their book values.

Mortgage servicing rights.   The fair values of mortgage servicing rights are estimated using discounted cash flow analyses utilizing estimated portfolio prepayment speeds and market discount rates.

Deposits.   The fair values of demand deposits (i.e., checking accounts, savings accounts, money market deposit accounts and NOW accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount). The fair values of time deposits (i.e., certificates of deposit, IRAs, investment savings, etc.) are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these instruments to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings.   The carrying amounts of short-term FHLB advances, federal funds purchased, overnight time deposits and other short-term borrowings approximate their fair values. The fair value of securities sold under agreements to repurchase is estimated using discounted cash flow analyses and using current federal funds rates.

Short- and medium-term senior notes.   The fair value of these notes is estimated using discounted cash flow analyses and using current LIBOR-based indices.

Federal Home Loan Bank advances.   The carrying value of variable rate/LIBOR-based advances approximates their fair values. The fair value of fixed-rate advances is estimated using discounted cash flows and using the FHLB quoted rates of borrowing for advances with similar terms.

Other long-term debt.   The carrying value of variable rate/LIBOR-based debt instruments approximates their fair values. The fair value of fixed-rate long-term debt is estimated from market quotes. If market quotes are not available, fair values are based on quoted values of similar instruments.

Other financial instruments.   The fair value of interest rate swaps is calculated using market interest rates. The calculated valuations are periodically confirmed with recognized derivative dealers. The fair value of forward contracts is based on current market quotes. The fair value of interest rate locks is calculated using market interest rates.

Note 18.   Lines of Business Reporting

Union Planters is managed along both traditional and nontraditional banking lines. During 2002, Union Planters enhanced the way operating results are reported to and reviewed by management including the allocation of certain expenses. As a result, Union Planters' now has two reportable business segments, banking and mortgage banking. All business segment information for 2001 and 2000 has been restated on a basis consistent with that for 2002. Other lines of business are evaluated by management, although none of the other operations meets the criteria for as a separate reportable business segment.

Banking includes the traditional deposit taking and lending functions of a bank, including consumer, commercial and corporate lending, retail banking and consumer services normally furnished by a bank. The Banking unit is managed along local and regional geographic lines. Mortgage Banking includes the origination of fixed and adjustable-rate mortgage loans, to be retained in the UPB portfolio, and for sale to specific investors. Not all mortgage loans are reported in Mortgage Banking, some are reported in Banking.

Mortgage Banking also provides servicing for loans sold by UPB. Nontraditional services such as SBA loan trading, financial services (annuities, trust, insurance products and brokerage services), factoring operations and professional employment services are managed separately but do not rise to the level of a reportable business segment.

The accounting policies of the Banking and Mortgage Banking units are the same as those of Union Planters described in Note 1. Costs of funds are allocated between funds providers and funds users. Transactions between business units are primarily conducted at book value.

The following table presents selected segment information for Banking, Mortgage Banking, the Other Operating Units and the Parent Company. The Parent Company is primarily the funding source for acquisition activities.

	Banking	Mortgage Banking	Other Operating Units	Parent Company(1)	Consolidated
			(Dollars in thousands)		
Year Ended December 31, 2002					
Net interest income	$ 1,175,979	$ 116,063	$ 52,372	$(54,969)	$ 1,289,445
Provision for losses on loans	(157,672)	(25,392)	(14,837)	—	(197,901)
Noninterest income	434,151	184,146	159,119	9,038	786,454
Noninterest expense	(803,424)	(158,730)	(145,986)	(2,947)	(1,111,087)
Earnings before income taxes	$ 649,034	$ 116,087	$ 50,668	$(48,878)	$ 766,911
Average assets	$27,894,130	$3,042,565	$1,277,922	$402,909	$32,617,526
Year Ended December 31, 2001					
Net interest income	$ 1,167,484	$ 91,606	$ 53,652	$(36,769)	$ 1,275,973
Provision for losses on loans	(92,613)	(28,025)	(11,325)	—	(131,963)
Noninterest income	471,090	140,294	156,778	1,509	769,671
Noninterest expense	(886,073)	(180,154)	(157,212)	(14,823)	(1,238,262)
Earnings before income taxes	$ 659,888	$ 23,721	$ 41,893	$(50,083)	$ 675,419
Average assets	$29,586,265	$3,070,431	$1,372,068	$181,107	$34,209,871
Year Ended December 31, 2000					
Net interest income	$ 1,163,114	$ 32,616	$ 46,844	$(11,458)	$ 1,231,116
Provision for losses on loans	(54,811)	(6,343)	(15,908)	—	(77,062)
Noninterest income	333,092	99,893	126,367	50	559,402
Noninterest expense	(845,201)	(114,421)	(135,524)	(7,694)	(1,102,840)
Earnings before income taxes	$ 596,194	$ 11,745	$ 21,779	$(19,102)	$ 610,616
Average assets	$29,408,185	$2,397,495	$1,934,466	$142,259	$33,882,405

(1) Parent Company noninterest income and earnings before taxes are net of the intercompany dividend eliminations of $363 million in 2002, $278 million in 2001 and $306 million in 2000.

Note 19.   Union Planters Corporation (Parent Company Only) Financial Information

Condensed Balance Sheet

	December 31,	
	2002	**2001**
	(Dollars in thousands)	
Assets		
Cash and cash equivalents at subsidiary banks	$ 311,578	$ 518,414
Investment securities available for sale	135,465	128,698
Advances to and receivables from subsidiaries	—	16,508
Investment in bank and bank holding company subsidiaries	3,361,560	3,415,106
Investment in nonbank subsidiaries	16,436	16,580
Other assets	354,805	61,395
Total assets	$4,179,844	$4,156,701
Liabilities and shareholders' equity		
Long-term debt (Note 9)	$ 890,017	$ 878,626
Other liabilities	63,545	54,334
Shareholders' equity (Note 10)	3,226,282	3,223,741
Total liabilities and shareholders' equity	$4,179,844	$4,156,701

Condensed Statement of Earnings

	Years Ended December 31,		
	2002	**2001**	**2000**
	(Dollars in thousands)		
Income			
Dividends from bank and bank holding company subsidiaries	$620,000	$274,337	$302,323
Dividends from nonbank subsidiaries	2,536	3,388	3,448
Fees and interest from subsidiaries	4,059	16,681	10,366
Interest and dividends on investments, loans and interest-bearing deposits at other financial institutions	13,168	8,378	6,260
Other income	4,775	1,509	691
Total income	644,538	304,293	323,088
Expenses			
Interest expense	67,934	61,828	28,725
Other expense	2,947	14,823	7,694
Total expenses	70,881	76,651	36,419
Earnings before income taxes and equity in undistributed earnings of subsidiaries	573,657	227,642	286,669
Tax benefit	(20,351)	(17,709)	(5,623)
Earnings before equity in undistributed earnings of subsidiaries	594,008	245,351	292,292
Equity in undistributed earnings of subsidiaries	(65,021)	198,199	117,018
Net earnings	$528,987	$443,550	$409,310

Condensed Statement of Cash Flows

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Operating activities			
Net earnings	$ 528,987	$ 443,550	$ 409,310
Equity in undistributed (earnings) loss of subsidiaries	65,021	(198,199)	(117,018)
Deferred income tax benefit	(6,077)	(1,098)	(3,175)
Other, net	(258,920)	39,379	89,271
Net cash provided by operating activities	329,011	283,632	378,388
Investing activities			
Purchases of available for sale securities	(66,902)	(182,200)	(96,359)
Proceeds from sales of available for sale securities	63,804	144,890	106,177
Net increase in investment in and receivables from subsidiaries	7,144	(34,445)	(73,094)
Sales of premises and equipment, net	—	5,991	760
Net cash provided (used) by investing activities	4,046	(65,764)	(62,516)
Financing activities			
Proceeds from issuance of long-term debt, net	—	495,850	—
Repayment of long-term debt	—	—	(500)
Net repayments of loans from and payables to subsidiaries	—	—	(21,825)
Proceeds from issuance of common stock, net	23,442	12,497	11,732
Cash paid for fractional shares relating to stock split	(342)	—	—
Purchase and retirement of common stock	(292,841)	(87,692)	(142,266)
Cash dividends paid	(270,152)	(274,691)	(272,714)
Net cash (used) provided by financing activities	(539,893)	145,964	(425,573)
Net (decrease) increase in cash and cash equivalents	(206,836)	363,832	(109,701)
Cash and cash equivalents at the beginning of the year	518,414	154,582	264,283
Cash and cash equivalents at the end of the year	$ 311,578	$ 518,414	$ 154,582

Noncash Activities. See Note 2 and Note 10, respectively, regarding business combinations in 2002, 2001 and 2000 and the conversions of Series E Preferred Stock.

Note 20.   Contingent Liabilities

Union Planters and/or its subsidiaries are parties to various legal proceedings that have arisen in the ordinary course of business and are parties to various pending civil actions, all of which are being defended vigorously. Certain proceedings previously outstanding have been substantially settled within previously estimated amounts. Management is of the opinion, based upon present information, including evaluations by outside counsel, that neither Union Planters' financial position, results of operations nor liquidity will be materially affected by the ultimate resolution of pending or threatened legal proceedings. Activity affecting the Company's litigation reserve (i.e., provision for losses and settlement of claims) was not material to the Company's operations for any period in the three-year period ended December 31, 2002.

UNION PLANTERS CORPORATION

Executive Management Committee

Jackson W. Moore
Chairman, President and Chief Executive Officer

Bobby L. Doxey
Senior Executive Vice President and Chief Financial Officer

Adolfo Henriques
Southern Banking Group Chief Executive and Head of Commercial Banking

Alan W. Kennebeck
Senior Executive Vice President Director of Financial Services

Lou Ann Poynter
Senior Executive Vice President Mortgage Banking

Michael B. Russell
Senior Executive Vice President Manager of Credit Policy

Steven J. Schenck
Midwest Banking Group Chief Executive and Head of Credit Improvement

John V. White, Jr.
Central Banking Group Chief Executive and Head of Retail Banking and Financial Services

Board of Directors

Albert M. Austin
Chairman
Cannon, Austin & Cannon, Inc.

Samuel W. Bartholomew, Jr.
Chairman and Chief Executive Officer
Stokes Bartholomew Evans & Petree, P.A

George W. Bryan
Chief Executive Officer
Old Waverly Investments, LLC

James E. Harwood
President
Sterling Equities, Inc.

Parnell S. Lewis, Jr.
Chief Executive Officer (retired)
River Investments, LLC

Jackson W. Moore
Chairman, President and Chief Executive Officer
Union Planters Corporation and Union Planters Bank, N.A

Jorge M. Perez
President
The Related Group of Florida

Lou Ann Poynter
Senior Executive Vice President
Union Planters Corporation and Union Planters Bank, N.A.

John R. Roberts
Managing Partner (retired)
Mid-South Region Arthur Andersen LLP

Michael S. Starnes
President
M.S. Carriers, Inc., a subsidiary of Swift Transportation Corporation

Richard A. Trippeer, Jr.
President (retired)
R. A. Trippeer, Inc.

Robert R. Waller, M.D.
President Emeritus (retired)
Mayo Clinic

Spence L. Wilson
President
Kemmons Wilson, Inc.



Corporate Information

Annual Meeting
Thursday, April 17, 2003, at 1 p.m. CDT
Main Floor
Union Planters Bank, National Association
6200 Poplar Avenue
Memphis, Tennessee 38119

Corporate Offices
6200 Poplar Avenue
Memphis, Tennessee 38119

Corporate Mailing Address
P.O. Box 387
Memphis, Tennessee 38147

Independent Accountants
PricewaterhouseCoopers LLP

Transfer Agent and Registrar
American Stock Transfer and Trust
59 Maiden Lane – Plaza Level
New York, New York 10038
(800) 937-5449
(212) 936-5100
info@amstock.com

Dividend Paying Agent
American Stock Transfer and Trust
59 Maiden Lane
New York, New York 10038
(877) 681-8066
(212) 936-5100
info@amstock.com

Stock and Option Listings
Common
    NYSE Symbol: UPC
    Wall Street Journal: UnPlantr
Series E Convertible Preferred
    NASDAQ NMS Symbol: UPCPO
    Wall Street Journal: UnPlantr pfE
Options
    Pacific Stock Exchange
    Philadelphia Stock Exchange
Indexes
    S&P 500
    S&P 500 Banks
    NYSE Composite

Financial Information
Charles R. Boyce
Senior Vice President
(901) 580-5974
Union Planters website at:
www.unionplanters.com/investor/
Or e-mail at suggest@upbna.com

Form 10-K
Copies of Union Planters'
Annual Report on Form 10-K
as filed with the Securities
and Exchange Commission are
available on the Union Planters' website
at www.unionplanters.com/investor/ or
by calling Corporate & Investor Communication
(901) 580-5974.

**Dividend Reinvestment and
Stock Purchase Plan**
The Plan allows Union Planters
shareholders to reinvest their
dividends in Union Planters
Common Stock. No brokerage
commissions or service charges
are paid by shareholders.
The Plan also permits those
participating in the Plan to
buy additional shares
with optional cash payments
and no brokerage commissions.
Full details are available
by calling (800) 937-5449 or
writing American Stock Transfer
and Trust at the address shown.

Union Planters' banking
subsidiaries are members of the
FDIC and are Equal Housing
Lenders. UPC and its subsidiaries
are Equal Opportunity Employers.

UNION PLANTERS CORPORATION

P O BOX 387
MEMPHIS, TN
38147